Exhibit 99.3

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services
Ontario

Ministère des Services gouvernementaux

Ontario Corporation Number
Numéro de la société en Ontario

1348301

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JUNE 01 JUIN, 2015

AMALGAMATION NUMBER
1936883

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

Form 8
Business Corporations Act

Formule 8
Loi sur les sociétés par actions

ARTICLES OF ARRANGEMENT
STATUTS D'ARRANGEMENT

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

COLLIERS INTERNATIONAL GROUP INC.

2. The new name of the corporation if changed by the arrangement: (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société si elle est modifiée par suite de l'arrangement :
(Écrire en LETTRES MAJUSCULES SEULEMENT)

3. Date of incorporation/amalgamation: / Date de la constitution ou de la fusion :

2015/06/01
Year, Month, Day / année, mois, jour

4. The arrangement has been approved by the shareholders of the corporation in accordance with section 182 of the *Business Corporation Act.* / Les actionnaires de la société ont approuvé l'arrangement conformément à l'article 182 de la *Loi sur les sociétés par actions.*

5. A copy of the arrangement is attached to these articles as Exhibit "A" / Une copie de l'arrangement constitute l'annexe «A».

6. The arrangement was approved by the court on / La cour a approuvé l'arrangement le

2015/05/28
Year, Month, Day / année, mois, jour

and a certified copy of the Order of the court is attached to these articles as Exhibit "B". / Une copie certifiée conforme de l'ordonnance de la cour constitue l'annexe «B».

7. The terms and conditions to which the scheme is made subject by the Order have been complied with.
Les conditions que l'ordonnance impose au projet d'arrangement ont été respectées.

These articles are signed in duplicate. / Les présents statuts sont signés en double exemplaire.

COLLIERS INTERNATIONAL GROUP INC.
Name of Corporation / Dénomination sociale de la société

By/ Par :
Signature / Signature
JOHN B. FRIEDRICHSEN

CHIEF FINANCIAL OFFICER
Description of Office / Fonctions

07163 (2011/07) © Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011

EXHIBIT "A" TO ARTICLES OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1 Definitions. In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

"Arrangement" means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or this Plan of Arrangement, or made at the direction of the Court;

"Arrangement Agreement" means the arrangement agreement made as of the 11th day of March, 2015 among FirstService, New FSV, FSV Holdco and FCRESI (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms;

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content attached as Appendix "A" to the Circular;

"Articles of Arrangement" means the articles of arrangement of FirstService in respect of the Arrangement, to be filed with the Director after the Final Order is made, which shall include this Plan of Arrangement;

"Business Day" means a day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario, Canada, when banks are generally open for the transaction of business in Toronto, Ontario, Canada;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director, pursuant to subsection 183(2) of the OBCA, in order to give effect to the Articles of Arrangement;

"Circular" means the management information circular of FirstService relating to, among other things, the Arrangement, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the FirstService Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

"Colliers" means the corporation governed by the OBCA continuing following the amalgamation of FirstService and FCRESI pursuant to this Plan of Arrangement;

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"Colliers Multiple Voting Shares" means the Multiple Voting Shares in the capital of Colliers (which were previously FirstService New Multiple Voting Shares and which became Multiple Voting Shares in the capital of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement);

"Colliers Replacement Stock Options" means the FirstService Replacement Stock Options which become stock options of Colliers pursuant to the amalgamation of FirstService and FCRESI under this Plan of Arrangement;

"Colliers Stock Option Plan" means the FirstService Stock Option Plan which becomes the stock option plan of Colliers pursuant to the amalgamation of FirstService and FCRESI under this Plan of Arrangement;

"Colliers Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of Colliers (which were previously FirstService New Subordinate Voting Shares and which became Subordinate Voting Shares in the capital of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement);

"Court" means the Ontario Superior Court of Justice;

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

"Dissent Rights" has the meaning attributed to such term in subsection 4.1(a);

"Dissenting Shareholders" has the meaning attributed to such term in paragraph 4.1(a)(i);

"Distribution Property" means the common shares in the capital of FSV Holdco owned by FirstService immediately before the Distribution Property Exchange;

"Distribution Property Exchange" has the meaning attributed to such term in subsection 3.1(j);

"Distribution Record Date" means the Business Day immediately prior to the Effective Date;

"Effective Date" means the date shown on the Certificate of Arrangement;

"Effective Time" means 12:01 a.m. (Toronto, Ontario local time) on the Effective Date;

"Eligible Dividend" has the meaning attributed to such term in subsection 89(1) of the Tax Act;

"Eligible Holder" means a FirstService Shareholder, other than a Dissenting Shareholder:

(a)	who is resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(b)
who is a non-resident of Canada for purposes of the Tax Act and whose FirstService Shares constitute "taxable Canadian property" (as such term is defined in the Tax Act) to the holder, provided that any gain realized by the holder on a disposition at fair market value of such shares would not be exempt from tax under the Tax Act by virtue of an applicable Tax Treaty; or

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(c)
that is a partnership that owns FirstService Shares if one or more of the partners thereof would be described in either paragraphs (a) or (b) of this definition, above, if such partner held such FirstService Shares directly;

"Encumbrance" means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

"Exercise Price Proportion" means the fraction A/B, where:

"A" is the Net Fair Market Value of the Distribution Property immediately before the Distribution Property Exchange; and

"B" is the Net Fair Market Value of all property owned by FirstService immediately before the Distribution Property Exchange;

with the foregoing being subject to adjustment, as determined by the board of directors of FirstService, Colliers and/or New FSV, as applicable, in order to ensure that the exercise price of each FirstService Stock Option immediately prior to the Effective Time is fairly and appropriately apportioned among the associated Colliers Replacement Stock Option and New FSV Replacement Stock Option at the Effective Time;

"fair market value" means the highest price available in an open and unrestricted market between informed prudent parties acting at arm's length and under no compulsion to act and contracting for a taxable purchase and sale, expressed in terms of cash;

"FCRESI" means FirstService Commercial Real Estate Services Inc., a corporation governed by the OBCA;

"FCRESI Arrangements" means the arrangements entered into between FirstService and one or more shareholders and/or optionholders of FCRESI (other than FirstService) and/or under the FCRESI Governance Agreement pursuant to which FirstService will acquire (outside and not as part of this Plan of Arrangement) all of the issued and outstanding shares (and options to acquire shares) of FCRESI it does not own for consideration consisting of FirstService New Subordinate Voting Shares and/or cash and, following the effectiveness of which, FCRESI will be a wholly-owned subsidiary of FirstService;

"FCRESI Governance Agreement" means the amended and restated governance and support agreement made as of the 7th day of August, 2012 between FCRESI and FirstService;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;

"FirstService" means FirstService Corporation, a corporation governed by the OBCA;

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"FirstService Articles" means the certificate and articles of amalgamation of FirstService effective on April 1, 1999, as amended by the certificate and articles of amendment of FirstService effective on June 27, 2007;

"FirstService Multiple Voting Shares" means the Multiple Voting Shares in the capital of FirstService (that will be re-designated under this Plan of Arrangement as "Class A Multiple Voting Shares");

"FirstService MV Special Shares" means the new series of preference shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Preference Shares, Series MV", and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FirstService New Multiple Voting Shares" means the new class of shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Multiple Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FirstService New Subordinate Voting Shares" means the new class of shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Subordinate Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FirstService Redemption Note" has the meaning attributed to such term in subsection 3.1(l);

"FirstService Replacement Stock Option" means an option to acquire a FirstService New Subordinate Voting Share granted and issued by FirstService to a holder of a FirstService Stock Option in accordance with subsection 3.1(d), with the exercise price of each such FirstService Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such FirstService Replacement Stock Option determined in accordance with the FirstService Stock Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any vesting conditions, as such plan and agreements may be amended by the board of directors of FirstService or a committee thereof;

"FirstService Share Exchange" has the meaning attributed to such term in subsection 3.1(e);

"FirstService Shareholders" means, collectively, the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares;

"FirstService Shares" means, collectively, the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares;

"FirstService Stock Option" means an option to acquire a FirstService Subordinate Voting Share granted by FirstService to a director, officer or employee of FirstService or its Subsidiaries pursuant to the FirstService Stock Option Plan, that is outstanding immediately prior to the Effective Time;

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"FirstService Stock Option Plan" means the "FirstService Stock Option Plan" of FirstService, as amended and/or restated;

"FirstService Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of FirstService (that will be re-designated under this Plan of Arrangement as "Class A Subordinate Voting Shares");

"FirstService SV Special Shares" means the new series of preference shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Preference Shares, Series SV", and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FSV Holdco" means FSV Holdco ULC, an unlimited liability company governed by the Business Corporations Act (British Columbia);

"Interim Order" means the interim order of the Court in respect of the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement, as it may be varied or amended;

"Meeting" means the annual and special meeting of FirstService Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, the Stock Option Plan Resolution and the other matters set out in the notice of meeting accompanying the Circular;

"Nasdaq" means The NASDAQ Stock Market (including any applicable tier thereof);

"Net Fair Market Value" means, in respect of any property, the net fair market value of that property determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the time of the FirstService Share Exchange and, in determining Net Fair Market Value, the following principles will apply:

(a)
any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(b)	the amount of any liability will be its principal amount;

(c)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(d)	the portion of the long-term debt due within one year will be treated as a current liability; and

(e)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner;

"New FSV" means New FSV Corporation, a corporation governed by the OBCA;

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"New FSV Multiple Voting Shares" means the shares in the capital of New FSV designated as "Multiple Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "II" to this Plan of Arrangement;

"New FSV Non-Share Consideration" means any non-share consideration paid by New FSV for the Distribution Property;

"New FSV Redemption Note" has the meaning attributed to such term in subsection 3.1(k);

"New FSV Replacement Stock Option" means an option to acquire a New FSV Subordinate Voting Share granted and issued by New FSV to a holder of a FirstService Stock Option in accordance with subsection 3.1(d), with the exercise price of each such New FSV Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such New FSV Replacement Stock Option determined in accordance with the New FSV Stock Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any vesting conditions, as such plan or agreements may be amended by the board of directors of New FSV or a committee thereof;

"New FSV Share Exchange" has the meaning attributed to such term in subsection 3.1(h);

"New FSV Special Shares" means the new series of preference shares in the capital of New FSV created pursuant to this Plan of Arrangement, designated as "Preference Shares, Series Special " and having the rights, privileges, restrictions and conditions set out in Exhibit "V" to this Plan of Arrangement;

"New FSV Stock Option Plan" means the "FirstService Stock Option Plan" of New FSV adopted prior to the Effective Date;

"New FSV Subordinate Voting Shares" means the shares in the capital of New FSV designated as "Subordinate Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "II" to this Plan of Arrangement;

"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, each as amended from time to time;

"Option Exchange" has the meaning attributed to such term in subsection 3.1(d);

"Paid-Up Capital" has the meaning attributed to that term in subsection 89(1) of the Tax Act;

"Person" means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability company, trustee, executor, administrator, legal representative, government (including any governmental authority) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement, including its exhibits, as it may be amended, modified or supplemented from time to time in accordance with the terms hereof;

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"Prime Rate" means the floating rate of interest established from time to time by The Toronto-Dominion Bank (and reported to the Bank of Canada) as the reference rate of interest The Toronto-Dominion Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by The Toronto-Dominion Bank to such borrowers in Canada and designated by The Toronto-Dominion Bank as its "prime rate";

"Registered Shareholder" means a FirstService Shareholder whose name is set out in the registers of FirstService for the FirstService Subordinate Voting Shares or FirstService Multiple Voting Shares, respectively, maintained by the registrars and transfer agents for such shares;

"Stock Option Plan Resolution" means the ordinary resolution of FirstService Shareholders approving the New FSV Stock Option Plan to be considered at the Meeting;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, each as amended from time to time;

"Tax Proposals" means all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the Effective Time;

"Tax Treaty" means any bilateral tax convention to which Canada is a party that is in force as of the Effective Time; and

"TSX" means the Toronto Stock Exchange.

1.2 Construction. In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)
the division of this Plan of Arrangement into Articles, Sections and subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)
the words "hereunder", "hereof" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section, subsection, paragraph or subparagraph and references to "Articles", "Sections", "subsections", "paragraphs" and "subparagraphs" are to Articles, Sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)
the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)
a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

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(f)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

1.3 Currency. Except where otherwise specified, all references to currency herein are to lawful money of the United States of America and "$" and "US$" refer to United States dollars.

1.4 Time. Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario, Canada unless otherwise stipulated herein.

1.5 Exhibits. The following exhibits are attached to this Plan of Arrangement and form a part hereof:

Exhibit "I"	–	Amended and New Share Terms of FirstService
Exhibit "II"	–	Share Terms of New FSV
Exhibit "III"	–	Directors of New FSV and Colliers
Exhibit "IV"	–	By-laws of New FSV
Exhibit "V"	–	Terms of New FSV Special Shares

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

2.2 Binding Effect.

(a)
This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time on: (i) FirstService, New FSV, FSV Holdco, FCRESI and Colliers; (ii) all FirstService Shareholders (including Dissenting Shareholders); (iii) all holders of FirstService Stock Options; and (iv) the registrars and transfer agents of the securities of FirstService, New FSV, FSV Holdco, FCRESI and Colliers, in each case without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

(b)
The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 3.1 has become effective in the sequence and at the times set out therein.

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ARTICLE 3
ARRANGEMENT

3.1 Arrangement. Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person:

(a)	no FirstService Stock Options may be exercised or surrendered after the Effective Time;

(b)
the FirstService Shares held by Dissenting Shareholders, who duly exercise their Dissent Rights and who are ultimately entitled to be paid fair value for those FirstService Shares, as described in paragraph 4.1(a)(i), will be deemed to have been transferred to FirstService, with good and marketable title thereto and free and clear of any Encumbrances, and cancelled and will cease to be outstanding at the Effective Time, and such Dissenting Shareholders will cease to have any rights as FirstService Shareholders other than the right to be paid the fair value for their FirstService Shares by FirstService;

(c)	the FirstService Articles will be amended as follows:

(i)
to change the designation of the FirstService Multiple Voting Shares from "Multiple Voting Shares" to "Class A Multiple Voting Shares", with such class of shares having the rights, privileges, restrictions and conditions set out in the FirstService Articles, as amended in accordance with Exhibit "I" to this Plan of Arrangement;

(ii)
to change the designation of the FirstService Subordinate Voting Shares from "Subordinate Voting Shares" to "Class A Subordinate Voting Shares", with such class of shares having the rights, privileges, restrictions and conditions set out in the FirstService Articles, as amended in accordance with Exhibit "I" to this Plan of Arrangement; and

(iii)	to create and authorize the issuance of (in addition to the shares that FirstService is authorized to issue immediately before such amendment) the following new classes or series of shares:

(A)	an unlimited number of FirstService New Multiple Voting Shares;

(B)	an unlimited number of FirstService New Subordinate Voting Shares;

(C)	an unlimited number of FirstService MV Special Shares; and

(D)	an unlimited number of FirstService SV Special Shares;

and the rights, privileges, restrictions and conditions attaching to each such new class or series of shares of FirstService will be as set out in Exhibit "I" to this Plan of Arrangement;

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(d)
concurrently with the FirstService Share Exchange, each holder of a FirstService Stock Option will dispose of the Exercise Price Proportion of such holder's FirstService Stock Options to New FSV and the remaining portion to FirstService and, as the sole consideration therefor:

(i)	New FSV will grant and issue New FSV Replacement Stock Options to the holder under the New FSV Stock Option Plan; and

(ii)	FirstService will grant and issue FirstService Replacement Stock Options to the holder under the FirstService Stock Option Plan;

(the foregoing, collectively, the "Option Exchange") such that, for each FirstService Subordinate Voting Share that the holder would have been entitled to acquire pursuant to a FirstService Stock Option (and the terms of the FirstService Stock Option Plan), the holder will instead be entitled to acquire one FirstService New Subordinate Voting Share pursuant to the corresponding FirstService Replacement Stock Option and one New FSV Subordinate Voting Share pursuant to the corresponding New FSV Replacement Stock Option. A holder of FirstService Stock Options will receive no consideration for the exchange of such FirstService Stock Options pursuant to the Option Exchange other than FirstService Replacement Stock Options and New FSV Replacement Stock Options, and the FirstService Stock Options so exchanged will be cancelled and terminated concurrently with the Option Exchange. The exercise price of a holder's FirstService Stock Options will be allocated to the FirstService Replacement Stock Options and the New FSV Replacement Stock Options acquired by the holder pursuant to the Option Exchange such that an amount equal to the Exercise Price Proportion of such exercise price (rounded up to the nearest whole cent) will be payable by the holder to New FSV under the New FSV Replacement Stock Options and an amount equal to the remainder of such exercise price will be payable by the holder to FirstService under the FirstService Replacement Stock Options. In furtherance of the Option Exchange, the FirstService Stock Option Plan shall be amended and restated to include provisions that provide that each Person that is a director, officer and/or full-time employee of FirstService or any of its subsidiaries who holds a FirstService Stock Option immediately prior to the Effective Time and who will, following the Effective Time, not be a director, officer and/or full-time employee of Colliers or any of its subsidiaries shall, for so long as such Person remains a director, officer and/or full-time employee, as applicable, of New FSV or any of its subsidiaries on or after the Effective Time, be permitted to hold and exercise his or her Colliers Replacement Stock Options in accordance with their terms as though such Person was a director, officer and/or full-time employee, as applicable, of Colliers or any of its subsidiaries;

(e)
each issued and outstanding FirstService Multiple Voting Share and FirstService Subordinate Voting Share held by a FirstService Shareholder (other than a Dissenting Shareholder) will be exchanged concurrently as follows (the "FirstService Share Exchange"):

(i)	each FirstService Multiple Voting Share will be exchanged for one FirstService New Multiple Voting Share and one FirstService MV Special Share; and

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(ii)	each FirstService Subordinate Voting Share will be exchanged for one FirstService New Subordinate Voting Share and one FirstService SV Special Share;

and the FirstService Multiple Voting Shares and FirstService Subordinate Voting Shares so exchanged will be cancelled. In connection with the FirstService Share Exchange:

(iii)
FirstService will not make a joint election under the provisions of subsections 85(1) or 85(2) of the Tax Act or under any other provisions of the Tax Act (or corresponding provisions of any applicable provincial or foreign tax legislation) with a FirstService Shareholder;

(iv)
the aggregate amount to be added by FirstService to the stated capital accounts of the FirstService New Multiple Voting Shares and the FirstService MV Special Shares issued on the FirstService Share Exchange shall be an amount equal to the aggregate Paid-Up Capital of the FirstService Multiple Voting Shares (excluding any FirstService Multiple Voting Shares transferred to FirstService pursuant to subsection 3.1(b)) immediately before such exchange and such Paid-Up Capital shall be allocated between the FirstService New Multiple Voting Shares and the FirstService MV Special Shares based on the proportion that the fair market value of the FirstService New Multiple Voting Shares and the FirstService MV Special Shares, as the case may be, is of the fair market value of all of the FirstService New Multiple Voting Shares and the FirstService MV Special Shares issued on such exchange; and

(v)
the aggregate amount to be added by FirstService to the stated capital accounts of the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares issued on the FirstService Share Exchange shall be an amount equal to the aggregate Paid-Up Capital of the FirstService Subordinate Voting Shares (excluding any FirstService Subordinate Voting Shares transferred to FirstService pursuant to subsection 3.1(b)) immediately before such exchange and such Paid-Up Capital shall be allocated between the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares based on the proportion that the fair market value of the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares, as the case may be, is of the fair market value of all of the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares issued on such exchange;

(f)
concurrently with the issuance of the FirstService New Subordinate Voting Shares and FirstService SV Special Shares pursuant to the FirstService Share Exchange, the FirstService New Subordinate Voting Shares will, outside and not as part of this Plan of Arrangement, continue to be listed and posted for trading on the TSX and Nasdaq (subject to standard listing conditions imposed by the TSX and Nasdaq in similar circumstances) and, for greater certainty, such continued listing will be effective before the Distribution Property Exchange;

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(g)
the articles of incorporation of New FSV will be amended to create and authorize the issuance of (in addition to the shares New FSV is authorized to issue immediately before such amendment) an unlimited number of New FSV Special Shares, and the rights, privileges, restrictions and conditions attaching to this new series of shares of New FSV will be as set out in Exhibit "V" to this Plan of Arrangement;

(h)
each issued and outstanding FirstService MV Special Share and FirstService SV Special Share will be transferred concurrently to New FSV, with good and marketable title thereto and free and clear of any Encumbrances, in exchange for the issuance of shares of New FSV as follows (as the sole consideration therefor) (the "New FSV Share Exchange"):

(i)	each FirstService MV Special Share will be transferred in exchange for one New FSV Multiple Voting Share; and

(ii)	each FirstService SV Special Share will be transferred in exchange for one New FSV Subordinate Voting Share.

In connection with the New FSV Share Exchange:

(iii)
if requested by an Eligible Holder within 120 days after the Effective Date, New FSV will jointly elect with such Eligible Holder to have the provisions of subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, subsection 85(2) of the Tax Act) and the corresponding provisions of any applicable provincial tax legislation apply to such transfer(s) with the agreed amount(s) in such election to be specified by the Eligible Holder (subject to the limitations in the Tax Act and any applicable provincial tax legislation); and

(iv)	New FSV will add the following amounts to the stated capital of its shares:

(A)
with respect to the New FSV Multiple Voting Shares, an amount equal to the aggregate stated capital of the FirstService MV Special Shares so transferred to New FSV, less the amount, if any, by which the aggregate stated capital of the FirstService MV Special Shares that are subject to the elections under subsections 85(1) or 85(2), as the case may be, of the Tax Act exceeds the aggregate agreed amounts specified in such elections; and

(B)
with respect to the New FSV Subordinate Voting Shares, an amount equal to the aggregate stated capital of the FirstService SV Special Shares so transferred to New FSV, less the amount, if any, by which the aggregate stated capital of the FirstService SV Special Shares that are subject to the elections under subsections 85(1) or 85(2), as the case may be, of the Tax Act exceeds the aggregate agreed amounts specified in such elections;

(i)
concurrently with the issuance of the New FSV Subordinate Voting Shares pursuant to the New FSV Share Exchange, the New FSV Subordinate Voting Shares will, outside and not as part of this Plan of Arrangement, be listed or accepted for trading on the TSX and Nasdaq (subject to standard post-closing listing conditions imposed by the TSX and subject to official notice of issuance by Nasdaq, in each case, in similar circumstances) and, for greater certainty, such listing will be effective before the redemption of the FirstService MV Special Shares and FirstService SV Special Shares pursuant to subsection 3.1(l) and the redemption of the New FSV Special Shares pursuant to subsection 3.1(k);

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(j)
FirstService will transfer to New FSV all of the Distribution Property (the "Distribution Property Exchange"), with good and marketable title thereto and free from any Encumbrances, at a price equal to the fair market value of the Distribution Property at the time of the transfer. The consideration for the Distribution Property so transferred by FirstService to New FSV will consist of the New FSV Non-Share Consideration and the issuance by New FSV to FirstService of 1,000,000 New FSV Special Shares having an aggregate redemption amount, as determined pursuant to the articles of incorporation of New FSV, as amended, equal to the fair market value of the Distribution Property at the time of transfer, less the amount of the New FSV Non-Share Consideration. In connection with the Distribution Property Exchange:

(i)
New FSV and FirstService will jointly elect to have the provisions of subsection 85(1) of the Tax Act, and the corresponding provisions of any applicable provincial tax legislation, apply to the transfer of the Distribution Property. The agreed amount in respect of such election will be an amount equal to the lesser of: (A) the greater of the cost amount (for the purposes of the Tax Act) of the Distribution Property to FirstService immediately before the Distribution Property Exchange and the amount of the New FSV Non-Share Consideration; and (B) the fair market value of the Distribution Property at the time of the Distribution Property Exchange;

(ii)
the amount added to the stated capital of the New FSV Special Shares issued by New FSV to FirstService pursuant to the Distribution Property Exchange will be equal to the agreed amount described in paragraph 3.1(j)(i) for the Distribution Property, less the amount of the New FSV Non-Share Consideration; and

(iii)
as a result of the transfer of the Distribution Property to New FSV, the Net Fair Market Value of the property received by New FSV will be equal to or approximate that proportion of the Net Fair Market Value of all property owned by FirstService immediately before the transfer that:

(A)	the aggregate fair market value of the FirstService MV Special Shares and FirstService SV Special Shares owned by New FSV immediately before the transfer; is of

(B)	the aggregate fair market value of all the issued and outstanding shares of FirstService immediately before the transfer;

(k)
New FSV will redeem for cancellation all of the outstanding New FSV Special Shares held by FirstService for an amount equal to the aggregate redemption amount (as determined pursuant to the articles of incorporation of New FSV, as amended) for such New FSV Special Shares and will issue to FirstService, as the sole consideration therefor, a demand promissory note (the "New FSV Redemption Note") in a principal amount equal to such aggregate redemption amount, and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment, in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the New FSV Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of subsection 84(3) of the Tax Act to the redemption of all of the outstanding New FSV Special Shares is hereby designated by New FSV, to the extent permitted under the Tax Act, as an Eligible Dividend (which designation shall be deemed to have been made at the time of such deemed dividend);

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(l)
FirstService will redeem for cancellation all of the outstanding FirstService MV Special Shares and FirstService SV Special Shares held by New FSV for an amount equal to the aggregate redemption amount (as determined pursuant to the FirstService Articles, as amended) for such FirstService MV Special Shares and FirstService SV Special Shares and will issue to New FSV, as the sole consideration therefor, a demand promissory note (the "FirstService Redemption Note") in a principal amount equal to such aggregate redemption amount, and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment, in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the FirstService Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of subsection 84(3) of the Tax Act to the redemption of all of the outstanding FirstService MV Special Shares and FirstService SV Special Shares is hereby designated by FirstService, to the extent permitted under the Tax Act, as an Eligible Dividend (which designation shall be deemed to have been made at the time of such deemed dividend);

(m)
FirstService will pay the principal amount of the FirstService Redemption Note by transferring to New FSV the New FSV Redemption Note, and the New FSV Redemption Note will be accepted by New FSV in full and absolute payment, satisfaction and discharge of FirstService's obligations under the FirstService Redemption Note. Simultaneously, New FSV will pay the principal amount of the New FSV Redemption Note by transferring to FirstService the FirstService Redemption Note, and the FirstService Redemption Note will be accepted by FirstService in full and absolute payment, satisfaction and discharge of New FSV's obligations under the New FSV Redemption Note. Each of the FirstService Redemption Note and the New FSV Redemption Note will thereupon be cancelled;

(n)	the FirstService Articles, as amended, will be amended as follows:

(i)	to change its name from "FirstService Corporation" to "Colliers International Group Inc."; and

(ii)
to remove all of the FirstService MV Special Shares, FirstService SV Special Shares, FirstService Multiple Voting Shares, FirstService Subordinate Voting Shares, Series 1 Preference Shares of FirstService and 7% Cumulative Preference Shares, Series 1 of FirstService from the authorized capital of FirstService (and to remove all references to the FirstService MV Special Shares, FirstService SV Special Shares, FirstService Multiple Voting Shares, FirstService Subordinate Voting Shares, Series 1 Preference Shares of FirstService and 7% Cumulative Preference Shares, Series 1 of FirstService), such that, following such amendment, FirstService will be authorized to issue an unlimited number of FirstService New Subordinate Voting Shares, an unlimited number of FirstService New Multiple Voting Shares and an unlimited number of preference shares, issuable in one or more series;

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(o)	the articles of New FSV will be amended as follows:

(i)	to change its name from "New FSV Corporation" to "FirstService Corporation"; and

(ii)
to remove all of the New FSV Special Shares from the authorized capital of New FSV (and to remove all references to the New FSV Special Shares), such that, following such amendment, New FSV will be authorized to issue an unlimited number of New FSV Subordinate Voting Shares, an unlimited number of New FSV Multiple Voting Shares and an unlimited number of preference shares, issuable in one or more series, and the rights, privileges, restrictions and conditions attaching to each class of shares of New FSV will be as set out in Exhibit "II" to this Plan of Arrangement;

(p)	the number of directors of New FSV shall be six (6) and the directors of New FSV will be those Persons listed in Part A of Exhibit "III" to this Plan of Arrangement;

(q)
the directors of New FSV will have the authority to appoint one or more additional directors of New FSV, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of New FSV, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of New FSV as contemplated by subsection 3.1(p);

(r)	the by-laws of New FSV will be the by-laws set out in Exhibit "IV" to this Plan of Arrangement, and such by-laws are hereby deemed to have been confirmed by the shareholders of New FSV;

(s)
PricewaterhouseCoopers LLP will be the initial auditors of New FSV, to hold office until the close of the first annual meeting of shareholders of New FSV, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 150 of the OBCA or are removed from office as contemplated by subsection 149(4) of the OBCA, and the directors of New FSV will be authorized to fix their remuneration;

(t)	New FSV will resolve to voluntarily dissolve FSV Holdco in accordance with Part 10 of the Business Corporation Act (British Columbia) and subsection 88(1) of the Tax Act, and in connection therewith:

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(i)
all of the rights, title and interest of FSV Holdco in and to all of its property, assets and business of every kind and nature, real and personal, both tangible and intangible, and movable and immovable, wherever situate shall be transferred and assigned to New FSV; and

(ii)	New FSV shall assume and become liable to pay, satisfy, discharge and observe, perform and fulfill all of the liabilities and obligations of FSV Holdco;

(u)	the FCRESI Arrangements shall, outside and not as part of this Plan of Arrangement, become effective and the FCRESI Governance Agreement shall be terminated and be of no further force and effect;

(v)
the amount standing to the credit of the stated capital account maintained by FCRESI in respect of all of its issued and outstanding shares shall be reduced to the sum of One Dollar ($1.00), in aggregate;

(w)
FirstService and FCRESI shall be amalgamated and continued as one corporation as if, except as otherwise set forth herein, the amalgamation was carried out pursuant to subsection 177(1) of the OBCA to form Colliers in accordance with the following:

(i)	Name: the name of Colliers shall be "Colliers International Group Inc.";

(ii)	Registered Office: the registered office of Colliers shall be 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4;

(iii)
Number of Directors: the number of directors of Colliers shall consist of a minimum number of three (3) directors and a maximum number of twenty (20) directors. Until changed by the shareholders of Colliers, or by the directors of Colliers if authorized to do so, the number of directors of Colliers shall be six (6);

(iv)
Initial Directors: the initial directors of Colliers shall be those Persons listed in Part B of Exhibit "III" to this Plan of Arrangement and such Persons shall hold office until the next annual meeting of the shareholders of Colliers or until their successors are elected or appointed;

(v)	Restrictions on Business and Powers: there shall be no restrictions on the business Colliers may carry on or on the powers it may exercise;

(vi)	Authorized Capital and Rights, Privileges, Restrictions and Conditions: Colliers shall be authorized to issue:

(A)
an unlimited number of Colliers Subordinate Voting Shares having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement in respect of the FirstService New Subordinate Voting Shares;

(B)
an unlimited number of Colliers Multiple Voting Shares having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement in respect of the FirstService New Multiple Voting Shares; and

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(C)	an unlimited number of "Preference Shares", issuable in one or more series, having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

(vii)	Restrictions on the Issue, Transfer or Ownership of Shares: there shall be no restrictions on the issue, transfer or ownership of shares of Colliers;

(viii)	By-laws: the by-laws of Colliers shall be the by-laws of FirstService, mutatis mutandis;

(ix)	Effect of Amalgamation: the provisions of section 179 of the OBCA shall apply to the amalgamation with the result that:

(A)	FirstService and FCRESI cease to exist as entities separate from Colliers;

(B)
Colliers possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of FirstService and FCRESI;

(C)	a conviction against, or ruling, order or judgment in favour of or against FirstService or FCRESI may be enforced by or against Colliers; and

(D)
Colliers shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against FirstService or FCRESI before the amalgamation has become effective;

(x)
Articles: the Articles of Arrangement shall be deemed to be the articles of amalgamation and articles of incorporation of Colliers and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation and certificate of incorporation of Colliers;

(xi)
Auditors: PricewaterhouseCoopers LLP will be the initial auditors of Colliers, to hold office until the close of the first annual meeting of shareholders of Colliers, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 150 of the OBCA or are removed from office as contemplated by subsection 149(4) of the OBCA, and the directors of Colliers will be authorized to fix their remuneration;

(xii)	Cancellation and Continuation of Shares: on the amalgamation:

(A)	each issued and outstanding Class A Common Share and Class B Common Share in the capital of FCRESI held by FirstService shall be cancelled without any repayment of capital in respect thereof;

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(B)	no securities will be issued and no assets will be distributed by Colliers in connection with the amalgamation; and

(C)
the issued and outstanding FirstService New Subordinate Voting Shares and FirstService New Multiple Voting Shares shall survive and become, and continue on as, Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares, respectively, without amendment; and

(xiii)	Stated Capital: the stated capital of:

(A)	the Colliers Subordinate Voting Shares will be an amount equal to the stated capital of the FirstService New Subordinate Voting Shares; and

(B)	the Colliers Multiple Voting Shares will be an amount equal to the stated capital of the FirstService New Multiple Voting Shares; and

(x)	concurrently with the continuation of the Colliers Subordinate Voting Shares pursuant to subparagraph 3.1(w)(xii)(C):

(i)
the Colliers Subordinate Voting Shares will, outside and not as part of this Plan of Arrangement, continue be listed and posted for trading on the TSX and Nasdaq (subject to standard listing conditions imposed by the TSX and Nasdaq in similar circumstances); and

(ii)
each outstanding FirstService Replacement Stock Option will become a Colliers Replacement Stock Option entitling the holder thereof to acquire the same number of Colliers Subordinate Voting Shares, and the FirstService Stock Option Plan will become the Colliers Stock Option Plan, with all of the other terms and conditions of, and restrictions on, the Colliers Replacement Stock Options, including exercise price, vesting conditions and exercise or surrender restrictions, being the same as the FirstService Replacement Stock Options.

3.2 Determinations of Stated Capital. All amounts of stated capital for purposes of the OBCA to be determined under this Plan of Arrangement will be determined in accordance with the authorization of the board of directors of the applicable corporation, subject to the limitations in this Plan of Arrangement.

ARTICLE 4
DISSENT RIGHTS

4.1 Rights of Dissent.

(a)
Pursuant to the Interim Order, Registered Shareholders may exercise rights of dissent in accordance with Section 185 of the OBCA, as same may be modified by this Article 4, the Interim Order and any other order of the Court ("Dissent Rights"), with respect to FirstService Shares in connection with the Arrangement, provided that, notwithstanding Section 185 of the OBCA, the written notice setting forth the objection of such Registered Shareholder to the Arrangement contemplated by Section 185 of the OBCA and the exercise of Dissent Rights must be received by FirstService not later than 5:00 p.m. (Toronto, Ontario local time) on the second Business Day preceding the date of the Meeting or any date to which the Meeting may be postponed or adjourned and provided further that Registered Shareholders who duly exercise such Dissent Rights and who:

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(i)
are ultimately entitled to be paid fair value for their FirstService Shares ("Dissenting Shareholders"), which fair value shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is adopted, shall be paid by FirstService the amount therefor determined to be the fair value of such FirstService Shares; and

(ii)
are ultimately not entitled, for any reason, to be paid fair value for their FirstService Shares shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting FirstService Shareholder and shall be entitled to receive only the consideration contemplated in Section 3.1 that such FirstService Shareholder would have received pursuant to the Arrangement if such FirstService Shareholder had not exercised Dissent Rights.

(b)
In no circumstances shall FirstService, New FSV, Colliers or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Registered Shareholder of the FirstService Shares in respect of which such rights are sought to be exercised.

(c)
For greater certainty, in no case shall FirstService, New FSV, Colliers or any other Person be required to recognize Dissenting Shareholders as holders of FirstService Shares (or as the holder of any securities of FirstService, New FSV, Colliers or any of their respective subsidiaries) after the time that is immediately prior to the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the registers of FirstService Shareholders as at such time. In addition to any other restrictions under Section 185 of the OBCA and for greater certainty, none of the following shall be entitled to exercise Dissent Rights:

(i)	holders of FirstService Stock Options (in relation to the FirstService Stock Options so held); and

(ii)	FirstService Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution; and

(d)	All payments made to a Dissenting Shareholder in accordance with this Article 4 will be subject to, and paid net of, all applicable withholding taxes.

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ARTICLE 5
SHARES

5.1 Registers of Holders.

(a)
Upon the exchange of the FirstService Multiple Voting Shares pursuant to paragraph 3.1(e)(i), the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService Multiple Voting Shares and will be deemed to be added to the registers of holders of FirstService New Multiple Voting Shares and FirstService MV Special Shares as the holder of the number of FirstService New Multiple Voting Shares and FirstService MV Special Shares, respectively, issued to such FirstService Shareholder. Upon the cancellation of the FirstService Multiple Voting Shares pursuant to paragraph 3.1(e)(i), appropriate entries will be made in the register of holders of FirstService Multiple Voting Shares.

(b)
Upon the exchange of the FirstService Subordinate Voting Shares pursuant to paragraph 3.1(e)(ii), the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService Subordinate Voting Shares and will be deemed to be added to the registers of holders of FirstService New Subordinate Voting Shares and FirstService SV Special Shares as the holder of the number of FirstService New Subordinate Voting Shares and FirstService SV Special Shares, respectively, issued to such FirstService Shareholder. Upon the cancellation of the FirstService Subordinate Voting Shares pursuant to paragraph 3.1(e)(ii), appropriate entries will be made in the register of holders of FirstService Subordinate Voting Shares.

(c)	Upon the transfer of the FirstService MV Special Shares pursuant to paragraph 3.1(h)(i):

(i)
the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService MV Special Shares and will be deemed to be added to the register of holders of New FSV Multiple Voting Shares; and

(ii)
New FSV will be deemed to be recorded as the registered holder of the FirstService MV Special Shares on the register of holders of FirstService MV Special Shares and will be deemed to be the legal and beneficial owner thereof.

(d)	Upon the transfer of the FirstService SV Special Shares pursuant to paragraph 3.1(h)(ii):

(i)
the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService SV Special Shares and will be deemed to be added to the register of holders of New FSV Subordinate Voting Shares; and

(ii)
New FSV will be deemed to be recorded as the registered holder of the FirstService SV Special Shares on the register of holders of FirstService SV Special Shares and will be deemed to be the legal and beneficial owner thereof.

(e)	Upon the transfer of the Distribution Property pursuant to subsection 3.1(j):

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(i)
FirstService will be deemed to be removed from the register of holders of common shares in the capital of FSV Holdco and will be deemed to be added to the register of holders of New FSV Special Shares; and

(ii)
New FSV will be deemed to be recorded as the registered holder of all common shares in the capital of FSV Holdco on the register of holders of common shares in the capital of FSV Holdco and will be deemed to be the legal and beneficial owner thereof.

(f)
Upon the redemption of the New FSV Special Shares pursuant to subsection 3.1(k), FirstService will be deemed to be removed from the register of holders of New FSV Special Shares and appropriate entries will be made in the register of holders of New FSV Special Shares.

(g)
Upon the redemption of the FirstService MV Special Shares and FirstService SV Special Shares pursuant to subsection 3.1(l), New FSV will be deemed to be removed from the registers of holders of FirstService MV Special Shares and FirstService SV Special Shares and appropriate entries will be made in the registers of holders of FirstService MV Special Shares and FirstService SV Special Shares.

(h)
Upon the FCRESI Arrangements becoming, outside and not as part of this Plan of Arrangement, effective pursuant to subsection 3.1(u), appropriate entries will be made in the register of holders of FirstService New Subordinate Voting Shares in respect of any FirstService New Subordinate Voting Shares issued in connection therewith.

(i)	Upon the amalgamation of FirstService and FCRESI pursuant to subsection 3.1(w):

(i)	the register of holders of FirstService New Multiple Voting Shares will be deemed to be the register of holders of Colliers Multiple Voting Shares; and

(ii)	the register of holders of FirstService New Subordinate Voting Shares will be deemed to be the register of holders of Colliers Subordinate Voting Shares.

5.2 Deemed Fully Paid and Non-Assessable Shares. All FirstService New Multiple Voting Shares, FirstService New Subordinate Voting Shares, FirstService MV Special Shares, FirstService SV Special Shares, New FSV Multiple Voting Shares, New FSV Subordinate Voting Shares, New FSV Special Shares, Colliers Multiple Voting Shares and Colliers Subordinate Voting Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

ARTICLE 6
DELIVERY OF CONSIDERATION

6.1 Entitlement to Share Certificates and Payments.

(a)
Upon the Arrangement becoming effective, from and including the Effective Date to and including the Distribution Record Date, share certificates previously representing FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares that were exchanged in accordance with the provisions of this Plan of Arrangement will represent the Colliers Subordinate Voting Shares, Colliers Multiple Voting Shares, New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares to be issued to FirstService Shareholders under this Plan of Arrangement.

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(b)
As soon as practicable after the Distribution Record Date, there will be delivered to each FirstService Shareholder of record at the close of business on the Distribution Record Date certificates representing New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares to which such holder is entitled pursuant to the provisions of this Plan of Arrangement.

(c)
The certificates representing the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares will be deemed, for all purposes from and after the Effective Time, to be certificates representing the Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares, and accordingly, no new certificates will be issued representing such Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares.

(d)
Share certificates representing New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares will be sent to FirstService Shareholders by first class mail at the most recent address for each FirstService Shareholder on the lists of registered FirstService Shareholders maintained by the registrars and transfer agents for the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares, respectively.

(e)	No certificates will be issued for shares that are issued and subsequently cancelled in accordance with the provisions of this Plan of Arrangement.

(f)
If any certificate which immediately prior to the Effective Time represented an interest in outstanding FirstService Subordinate Voting Shares and/or FirstService Multiple Voting Shares that were exchanged for Colliers Subordinate Voting Shares, Colliers Multiple Voting Shares, New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares, as applicable, pursuant to the provisions of this Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the registrars and transfer agents for the FirstService Subordinate Voting Shares and/or FirstService Multiple Voting Shares, as applicable, will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of FirstService/Colliers and New FSV and their respective transfer agents, which bond is in form and substance satisfactory to each of FirstService/Colliers and New FSV and their respective transfer agents, or shall otherwise indemnify FirstService/Colliers and New FSV and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

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(g)
All dividends or other distributions, if any, made with respect to any New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the applicable transfer agent thereof to be held by the applicable transfer agent thereof in trust for the registered holder thereof. The applicable transfer agent shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the applicable transfer agent in such form as the applicable transfer agent may reasonably require, such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes.

6.2 Withholding Rights. Each of FirstService, New FSV and Colliers (and their transfer agents on their behalf) shall be entitled to deduct and withhold from amounts payable under this Plan of Arrangement such amounts as each of FirstService, New FSV and Colliers (and their transfer agents on their behalf) is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

6.3 Restatement of Articles. Outside and not as part of this Plan of Arrangement, the articles of: (a) Colliers may be restated to reflect the amendments made thereto pursuant to this Plan of Arrangement and such amended and restated articles may be filed by Colliers with the Director pursuant to the OBCA; and (b) New FSV may be restated to reflect the amendments made thereto pursuant to this Plan of Arrangement and such amended and restated articles may be filed by New FSV with the Director pursuant to the OBCA.

6.4 No Encumbrances. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

6.5 Paramountcy. From and after the Effective Time: (a) this Plan of Arrangement shall apply to any and all FirstService Shares and FirstService Stock Options issued prior to the Effective Time; (b) the rights and obligations of the Registered Shareholders and holders of FirstService Stock Options and FirstService, New FSV, Colliers and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any FirstService Shares or FirstService Stock Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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ARTICLE 7
AMENDMENTS

7.1 Amendments to Plan of Arrangement.

(a)
This Plan of Arrangement may at any time and from time to time whether before or after the Interim Order or the Final Order, but not later than the Effective Date, be amended, modified or supplemented unilaterally by FirstService, provided that each such amendment, modification or supplement is contained in a written document which is filed with the Court and, if made following the Meeting, is approved by the Court and communicated to any Persons in the manner required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by FirstService at any time prior to or at the Meeting with or without any other prior notice or communication to any other Persons (other than as may be required under the Interim Order) and, if so proposed and accepted by the FirstService Shareholders voting at the Meeting, will become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting will be effective only if it is consented to by FirstService and, if required by the Court, is communicated and/or consented to by the FirstService Shareholders in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by Colliers and New FSV without the approval of the Court, the shareholders of Colliers or the shareholders of New FSV, provided that it concerns a matter which, in the reasonable opinion of Colliers and New FSV, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder or former holder of FirstService Shares, Colliers Subordinate Voting Shares, Colliers Multiple Voting Shares, New FSV Subordinate Voting Shares or New FSV Multiple Voting Shares.

ARTICLE 8
FURTHER ASSURANCES

8.1 Further Assurances. Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

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EXHIBIT "I"
TO PLAN OF ARRANGEMENT

AMENDED AND NEW SHARE TERMS OF FIRSTSERVICE

Share terms attaching to the FirstService Subordinate Voting Shares (as amended), FirstService New Subordinate Voting Shares, FirstService Multiple Voting Shares (as amended), Preference Shares (existing), FirstService New Multiple Voting Shares, FirstService SV Special Shares and FirstService MV Special Shares at the time of the Amendments Contemplated in Subsection 3.1(c) of the Plan of Arrangement

Capitalized terms used herein without definition have the meanings given to them in the Plan of Arrangement or the applicable articles of the entity being referred to.

FirstService Subordinate Voting Shares,
FirstService Multiple Voting Shares and Preference Shares

A.	The FirstService Articles are hereby amended by replacing Section 2.01 thereof in its entirety with the following:

2.01           The holders of the Class A Subordinate Voting Shares shall be entitled to receive notice of, to attend and speak at and to vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of another class as such or the holders of a series of shares of another class as such, and at such meeting shall have two (2) votes for each Class A Subordinate Voting Share held.

B.	The FirstService Articles are hereby amended by replacing Section 3.01 thereof in its entirety with the following:

3.01           The holders of the Class A Multiple Voting Shares shall be entitled to receive notice of, and to attend and speak at and vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of shares of another class as such or of the holders of a series of shares of another class as such, and at such meeting shall have forty (40) votes for each Class A Multiple Voting Share held.

C.	Section 1.00 of the FirstService Articles, and the terms of the Preference Shares, are hereby confirmed as follows:

1.00           THE PREFERENCE SHARES

1.01           The Preference Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by the board of directors of the Corporation. The directors shall by resolution fix, from time to time, before the issue of any series of Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching thereto including, without limiting the generality of the foregoing, the provision of a purchase fund, the right of the Corporation to purchase such shares for cancellation, the rate of preferential dividends, the dates of payment thereof, the date or dates from which any such preferential dividends shall accrue, redemption rights including purchase or redemption price, terms and conditions of redemption, conversion rights and any sinking fund or other provisions, and authorize the issuance thereof.

Exhibit "I" - 1

1.02           The directors before the issue of any Preference Shares of a series shall file with the Director appointed under the Business Corporations Act (Ontario) or any successor statute of the Province of Ontario which is from time to time in force (the "Act"), Articles of Amendment designating such series and specifying the number, designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, and prohibitions attached thereto, and shall obtain a certificate from the Director with respect thereto.

1.03           The Preference Shares of each series shall be entitled to preference over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares as may be determined with respect to the respective series authorized to be issued.

1.04           The holders of the Preference Shares shall not be entitled as such, except as required by law, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting, but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

FirstService New Subordinate Voting Shares
and FirstService New Multiple Voting Shares

D.	The FirstService Articles are hereby amended by inserting the following as new Sections 9.00, 10.00, 11.00, 12.00 and 13.00:

9.00 SUBORDINATE VOTING SHARES

9.01 The holders of the Subordinate Voting Shares shall be entitled to receive notice of, to attend and speak at and to vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of another class as such or the holders of a series of shares of another class as such, and at such meeting shall have one (1) vote for each Subordinate Voting Share held.

Exhibit "I" - 2

9.02 Subject to any provisions of the Business Corporations Act (Ontario) or any successor statute of the Province of Ontario which is from time to time in force (the "Act") and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Subordinate Voting Shares may then be listed, all or any part of the Subordinate Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

9.03 The Subordinate Voting Shares shall not be redeemable by the Corporation.

9.04 If the Act would in effect require in the absence of this Section 9.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Subordinate Voting Shares, or to create special shares ranking in priority to or on a parity with the Subordinate Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Subordinate Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Subordinate Voting Shares duly called for that purpose and, at such meeting, each holder of Subordinate Voting Shares shall be entitled to one vote for each Subordinate Voting Share held.

9.05 The holders of the Subordinate Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of any class or series having rights or privileges equal or superior to the Subordinate Voting Shares; or

(2)	create a new class of shares equal or superior to the Subordinate Voting Shares.

9.06

(1)	For the purposes of this Section 9.06:

(a)	"affiliate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(b)	"associate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(c)	"Conversion Period" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(d)	"Converted Shares" means Multiple Voting Shares resulting from the conversion of Subordinate Voting Shares into Multiple Voting Shares pursuant to subsection 9.06(2);

(e)	"Exclusionary Offer" means an offer to purchase Multiple Voting Shares that:

Exhibit "I" - 3

(i)
must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Multiple Voting Shares are listed, be made to all or substantially all holders of Multiple Voting Shares who are in a province of Canada to which the requirement applies;

(ii)
is not made concurrently with an offer to purchase Subordinate Voting Shares that is identical to the offer to purchase Multiple Voting Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror and, in all other material respects, that has no condition attached other than the right not to take up and pay for shares tendered if no shares are tendered pursuant to the offer for Multiple Voting Shares, and, for the purposes of this definition, if an offer to purchase Multiple Voting Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for clause 9.06(1)(e)(ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Subordinate Voting Shares;

(f)	"Expiry Date" means the last date upon which holders of Multiple Voting Shares may accept an Exclusionary Offer;

(g)	"Offer Date" means the date on which an Exclusionary Offer is made;

(h)
"Offeror" means a person or company that makes an offer to purchase Multiple Voting Shares (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

(i)	"transfer agent" means the transfer agent for the time being of the Multiple Voting Shares.

(2)
Subject to subsection 9.06(5), if an Exclusionary Offer is made, each outstanding Subordinate Voting Share shall be convertible into one Multiple Voting Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Subordinate Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Subordinate Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Multiple Voting Shares as above prescribed and in accordance with subsection 9.06(4). If less than all of the Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Subordinate Voting Shares represented by the original share certificate which are not to be converted.

Exhibit "I" - 4

(3)
An election by a holder of Subordinate Voting Shares to exercise the conversion right provided for in subsection 9.06(2) shall be deemed to also constitute an irrevocable election by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Subordinate Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Subordinate Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Subordinate Voting Shares pursuant to such deemed election shall become effective:

(a)
in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(b)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(4)
No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the Offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror pursuant to the offer. If Converted Shares are converted into Subordinate Voting Shares pursuant to subsection 9.06(3), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Subordinate Voting Shares representing the Subordinate Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this sub-paragraph.

(5)	Subject to subsection 9.06(6), the conversion right provided for in subsection 9.06(2) shall not come into effect if:

(a)
prior to the time at which the Exclusionary Offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

Exhibit "I" - 5

(i)
accept any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv)
transfer any Multiple Voting Shares, directly or indirectly, during the time at which any Exclusionary. Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Multiple Voting Shares transferred or to be transferred to each transferee; or

(b)
within seven days after the Offer Date there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i)	the number of Multiple Voting Shares owned by the shareholder;

(ii)	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii)
that such shareholder shall not accept the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(iv)
that such shareholder shall not transfer any Multiple Voting Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of. Multiple Voting Shares transferred or to be transferred to each transferee if this information is known to the transferor.

(6)
If notice referred to in clause 9.06(5)(a)(i), 9.06(5)(a)(iv), 9.06(5)(b)(iii) or 9.06(5)(b)(iv) is given and the conversion right provided for in subsection 9.06(2) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, make a determination as to whether there are subsisting certifications that comply with either paragraph 9.06(5)(a) or 9.06(5)(b) from shareholders of the Corporation who own in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the offer by the Offeror. For the subject of such notice shall be deemed to have taken place at the time of the determination, and the shares that are the subject of such notice shall be deemed to have been transferred to a person or company from whom the transfer agent has not received such a certification unless the transfer agent is otherwise advised either by such notice or by the transferee in writing. If the transfer agent determines that there are not such subsisting certifications, subsection 9.06(5) shall cease to apply and the conversion right provided for in subsection 9.06(2) shall be in effect for the remainder of the Conversion Period.

Exhibit "I" - 6

(7)
As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Subordinate Voting Shares a notice advising the holders as to whether they are entitled to convert their Subordinate Voting Shares into Multiple Voting Shares and the reasons therefor. If such notice discloses that they are not so entitled but is subsequently determined that they are so entitled by virtue of subsection 9.06(6) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

(8)	If a notice referred to in subsection 9.06(7) discloses that the conversion right has come into effect, the notice shall:

(a)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(b)	include the information set out in subsection 9.06(3); and

(c)
be accompanied by a copy of the offer and all other material sent to holders of Multiple Voting Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Multiple Voting Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Subordinate Voting Shares.

(9)
Prior to or forthwith after sending any notice referred to in subsection 9.06(7), the Corporation shall cause a press release to be issued to a Canadian national news ticker service, describing the contents of the notice.

10.00 MULTIPLE VOTING SHARES

10.01 The holders of the Multiple Voting Shares shall be entitled to receive notice of, and to attend and speak at and vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of shares of another class as such or of the holders of a series of shares of another class as such, and at such meeting shall have twenty (20) votes for each Multiple Voting Share held.

Exhibit "I" - 7

10.02 Subject to any provisions of the Act and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Multiple Voting Shares may then be listed, all or any part of the Multiple Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

10.03 The Multiple Voting Shares shall not be redeemable by the Corporation.

10.04 If the Act would in effect require in the absence of this Section 10.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Multiple Voting Shares, or to create special shares ranking in priority to or on a parity with the Multiple Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Multiple Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Multiple Voting Shares duly called for that purpose and, at such meeting, each holder of Multiple Voting Shares shall be entitled to one vote for each Multiple Voting Shares held.

10.05 The holders of the Multiple Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Multiple Voting Shares; or

(2)	create a new class of shares equal or superior to the Multiple Voting Shares.

10.06 Each Multiple Voting Share shall be convertible at any time, at the option of the holder thereof, into a Subordinate Voting Share, on the basis of one Subordinate Voting Share for each Multiple Voting Share so converted. The holder of Multiple Voting Shares desiring to convert such Multiple Voting Shares into Subordinate Voting Shares on the basis aforesaid shall deliver to the transfer agent for the time being of the Subordinate Voting Shares the share certificate or share certificates representing the Multiple Voting Shares which the holder desires to so convert accompanied by a written notice duly executed by such holder or his attorney duly authorized in writing, which notice shall state that such holder elects to convert the Multiple Voting Shares represented by such share certificate or share certificates into Subordinate Voting Shares in accordance with the provisions hereof and which notice shall further state the name or names (with addresses) in which the share certificate or certificates for Subordinate Voting Shares issuable on such conversion shall be issued and, if any of the Subordinate Voting Shares into which such Multiple Voting Shares are to be converted are to be issued to a person or persons other than the holder of such Multiple Voting Shares, there shall be paid to such transfer agent, for the account of the Corporation, any transfer taxes which may properly be payable. If any such share certificate or share certificates representing any of the Subordinate Voting Shares issuable on conversion are directed to be issued to any person other than the holder of such Multiple Voting Shares, the signature of such holder shall be guaranteed by a Canadian chartered bank or such other financial institution as such transfer agent may require. Such holder shall, in addition, comply with such other reasonable requirements as such transfer agent may prescribe. As

Exhibit "I" - 8

promptly as practicable after the receipt of such notice of election to convert, the payment of such transfer tax (if any), the delivery of such share certificate or share certificates and compliance with all reasonable requirements of the transfer agent as aforesaid, the Corporation shall cause the transfer agent for the Subordinate Voting Shares to issue and deliver in accordance with such notice of election to convert a share certificate or share certificates representing the number of Subordinate Voting Shares into which such Multiple Voting Shares have been converted in accordance with the provisions of this Section 10.06. Such conversion shall be deemed to have been made immediately prior to the close of business on the date on which all conditions precedent to the conversion of such Multiple Voting Shares have been fulfilled and the person or persons in whose name or names any share certificate or share certificates for Subordinate Voting Shares shall be issuable shall be deemed to have become on the said date the holder or holders of record of the Subordinate Voting Shares represented thereby; provided, however, that if the transfer books of the Corporation for Subordinate Voting Shares shall be closed on the said date, the Corporation shall not be required to issue Subordinate Voting Shares upon such conversion until the date on which such transfer books shall be re-opened and such person or persons shall not be deemed to have become the holder or holders of record of such Subordinate Voting Shares until the said date on which such transfer books shall be reopened. There shall be no payment or adjustment on account of any unpaid dividends on the Multiple Voting Shares converted or on account of any dividends on the Subordinate Voting Shares resulting from such conversion. In the event that part only of the Multiple Voting Shares represented by any share certificate shall be converted, a share certificate for the remainder of the Multiple Voting Shares represented by the said share certificate shall be delivered to the holder converting without charge.

11.00  DIVIDENDS AND DISTRIBUTION RIGHTS OF THE SUBORDINATE AND MULTIPLE VOTING SHARES

11.01 All dividends which are declared in any year in the discretion of the directors on all of the Subordinate Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a greater amount per share than on all of the Multiple Voting Shares at the time outstanding. All dividends which are declared in any year, in the discretion of the directors, on all of the Multiple Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a lesser amount per share than on all of the Subordinate Voting Shares outstanding. If any stock dividend is declared on Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, lesser amounts per share are declared at the same time on the Multiple Voting Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Subordinate Voting Shares. If any stock dividend is declared on Multiple Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, greater amounts per share are paid at the same time on the Subordinate Voting. Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Multiple Voting Shares.

Exhibit "I" - 9

11.02 All distributions other than dividends (including, but without limiting the generality of the foregoing, any distribution of rights, warrants or options to purchase securities of the Corporation), and all such distributions which may at any time or from time to time be authorized or made:

(1)
in respect of the Subordinate Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, greater quantities or amounts per share than on all Multiple Voting Shares then outstanding without preference or distinction; and

(2)
in respect of the Multiple Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, lesser quantities or amounts per share than on all Subordinate Voting Shares then outstanding without preference or distinction.

12.00  SUBDIVISIONS, CONSOLIDATIONS, RECLASSIFICATIONS, WINDING-UP AND LIQUIDATION, ETC.

12.01 No subdivision, consolidation, reclassification or other change of the Subordinate Voting Shares or the Multiple Voting Shares shall be made unless at the time an equivalent or comparable subdivision, consolidation, reclassification or change is made with respect to all of the Multiple Voting Shares and Subordinate Voting Shares, respectively, which are then outstanding.

12.02 In any case where a fraction of a Subordinate Voting Shares or a Multiple Voting Shares would otherwise be issuable on a subdivision, consolidation, reclassification or change of one or more Subordinate Voting Shares or Multiple Voting Shares, the Corporation shall in lieu thereof adjust such fractional interest by the payment by cheque (to the nearest cent) of an amount related or equivalent to the then current market value of such fractional interest computed on the basis of the last board lot sale price (or the last bid price, if there has been no board lot sale) for the Subordinate Voting Shares on the Toronto Stock Exchange (or on such stock exchange in Canada on which the Subordinate Voting Shares are listed or traded as may be selected for such purpose by the directors of the Corporation) on the business day on which such stock exchange was open next preceding the date of such subdivision, consolidation, reclassification or change or if the Subordinate Voting Shares are not then listed on any stock exchange, then the current market price in any public market in which the Subordinate Voting Shares are traded and otherwise in the discretion of the board of directors.

12.03 In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding-up its affairs, all of the property and assets of the Corporation available for distribution to the shareholders of the Corporation shall, after providing for preferential payment of the amounts required to be paid under and in respect of any Preference Shares or series thereof ranking in priority, shall be paid or distributed in equal amounts per share on all Subordinate Voting Shares and Multiple Voting Shares at the time outstanding without preference or distinction and the holders thereof shall as such participate on a share-for-share basis equally therein.

Exhibit "I" - 10

13.00  PROVISIONS RELATING TO SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

13.01 Notwithstanding any of the provisions herein, the Articles of the Corporation hereby provide that, for the purposes of the take-over bid and issuer bid provisions of the Securities Act (Ontario) and the rules and regulations thereunder, in each case, as amended from time to time: (a) the Subordinate Voting Shares and the Multiple Voting Shares shall be treated as, and are hereby deemed to constitute, one class of voting securities; and (b) the published market for such one class of voting securities shall be deemed to be the published market of the Subordinate Voting Shares. For greater certainty, the provisions of this Section 13.01 shall have no application in the event of a purchase of Multiple Voting Shares at a price per share not in excess of the aggregate of: (i) the "market price" per share (at the time of such purchase) determined in accordance with the provisions of the Securities Act (Ontario) and the rules and regulations thereunder (in each case, as amended or replaced from time to time) together with any permitted premium, plus (ii) reasonable brokerage fees or other commissions calculated on a per share basis. For the purposes of this Section 13.01, "market price" is as defined in Section 1.3 of Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids made under the Securities Act (Ontario) (as such section is amended or replaced from time to time).

FirstService SV Special Shares and FirstService MV Special Shares

E.
The FirstService Articles are hereby amended by inserting the following immediately following the rights, privileges, restrictions and conditions of the Subordinate Voting Shares and Multiple Voting Shares:

FirstService MV Special Shares

14.00 PREFERENCE SHARES, SERIES MV

The third series of the Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shares shall be designated as "Preference Shares, Series MV" (collectively, the "FirstService MV Special Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares of the Corporation as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

14.01 Dividends

(1)
The holders of FirstService MV Special Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors of Corporation out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends.

(2)
Except with the consent in writing of the holders of all of the FirstService MV Special Shares, no dividend shall at any time be declared and paid on, or declared and set apart for payment on, the Class A Subordinate Voting Shares, the Subordinate Voting Shares, Class A Multiple Voting Shares or the Multiple Voting Shares unless, after the payment of such dividend, the realizable value of the assets of the Corporation would not be less than the FirstService MV Special Share Redemption Price (as hereinafter defined).

Exhibit "I" - 11

14.02 Redemption. The Corporation may, to the extent permitted by applicable law, redeem at any time the whole, or from time to time any part, of the FirstService MV Special Shares then outstanding on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of a redemption price per FirstService MV Special Share equal to the total of the following two amounts:

(1)	that amount which is equal to the quotient obtained when:

(a)	the Butterfly Proportion Amount (as hereinafter defined) multiplied by a fraction:

(i)
the numerator of which is the fair market value of all of the issued and outstanding Class A Multiple Voting Shares as determined immediately prior to effecting the FirstService Share Exchange (as hereinafter defined); and

(ii)
the denominator of which is the fair market value of all of the issued and outstanding Class A Multiple Voting Shares and Class A Subordinate Voting Shares as determined immediately prior to effecting the FirstService Share Exchange;

is divided by:

(b)	the number of FirstService MV Special Shares issued in connection with the FirstService Share Exchange;

plus:

(2)	that amount which is equal to all declared and unpaid dividends on such FirstService MV Special Share;

the whole constituting and being herein referred to in these provisions as the "FirstService MV Special Share Redemption Price", and the aggregate amount required to redeem all of the FirstService MV Special Shares then outstanding being the "FirstService MV Special Shares Redemption Amount". For the purposes of this Section 14.00 and Section 15.00:

(3)
"Butterfly Proportion Amount" means that amount which is equal to the result obtained when the fair market value of all of the issued and outstanding Class A Multiple Voting Shares and Class A Subordinate Voting Shares, determined immediately prior to effecting the FirstService Share Exchange, is multiplied by the fraction A/B where:

Exhibit "I" - 12

A	=
is the Net Fair Market Value of the Distribution Property to be transferred by the Corporation to New FSV as described in subsection 3.1(j) of the Plan of Arrangement, determined immediately before the Distribution Property Exchange; and

B	=	is the Net Fair Market Value of all property owned by the Corporation immediately before the Distribution Property Exchange, determined immediately before the Distribution Property Exchange;

(4)	"Distribution Property" has the meaning attributed to such term in the Plan of Arrangement;

(5)	"Distribution Property Exchange" has the meaning attributed to such term in the Plan of Arrangement;

(6)	"FirstService Share Exchange" has the meaning attributed to such term in the Plan of Arrangement;

(7)
"Net Fair Market Value" means, in respect of any property, the net fair market value of that property determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the time of the FirstService Share Exchange and, in determining Net Fair Market Value, the following principles will apply:

(a)
any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(b)	the amount of any liability will be its principal amount;

(c)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(d)	the portion of the long-term debt due within one year will be treated as a current liability; and

(e)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner;

(8)	"New FSV" has the meaning attributed to such term in the Plan of Arrangement; and

(9)	"Plan of Arrangement" means the Plan of Arrangement to which this Exhibit "I" is attached.

14.03 Retraction. Any holder of FirstService MV Special Shares shall be entitled to require the Corporation to redeem, subject to the requirements of applicable law, at any time all of the FirstService MV Special Shares registered in the name of such holder on the books of the Corporation at the redemption price per share equal to the FirstService MV Special Share Redemption Price by tendering to the Corporation at the registered office of the Corporation a certificate or certificates representing all of the FirstService MV Special Shares held by such holder together with a notice in writing specifying: (1) that the holder desires to have the FirstService MV Special Shares represented by such certificate or certificates redeemed by the Corporation; and (2) the business day (the "Retraction MV Date") on which the holder desires to have the Corporation redeem such FirstService MV Special Shares. Following receipt of such share certificate or certificates and written notice, the Corporation will, on the Retraction MV Date (or as soon as practicable thereafter), redeem such FirstService MV Special Shares by paying to the holder the FirstService MV Special Share Redemption Price for each FirstService MV Special Share so redeemed.

Exhibit "I" - 13

14.04 Dissolution, Liquidation or Winding-up. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of FirstService MV Special Shares shall be entitled to receive from the assets of the Corporation an amount equal to the FirstService MV Special Shares Redemption Amount before any amount shall be paid or any assets of the Corporation distributed upon any liquidation, dissolution or winding-up of the Corporation to the holders of the Class A Subordinate Voting Shares, the Subordinate Voting Shares, the Class A Multiple Voting Shares or the Multiple Voting Shares. After payment to the holders of FirstService MV Special Shares of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

14.05 Cancellation. Any FirstService MV Special Share that is redeemed by the Corporation pursuant to this Section 14.00 will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the FirstService MV Special Share Redemption Price by the Corporation to or for the benefit of the holder thereof.

14.06 Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purpose of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each FirstService MV Special Share which is to be redeemed, acquired or cancelled, will be the amount designated pursuant to the resolution of the directors of the Corporation made in connection with the issuance of such FirstService MV Special Share, and the amount specified in respect of such share, at the time of issuance thereof, will be expressed as a fixed dollar amount that will not be determined by formula or be subject to change thereafter, and such amount will not exceed the fair market value of the consideration for which such FirstService MV Special Share is issued.

FirstService SV Special Shares

15.00 PREFERENCE SHARES, SERIES SV

The fourth series of the Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shares shall be designated as "Preference Shares, Series SV" (collectively, the "FirstService SV Special Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares of the Corporation as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

Exhibit "I" - 14

15.01 Dividends

(1)
The holders of FirstService SV Special Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors of Corporation out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends.

(2)
Except with the consent in writing of the holders of all of the FirstService SV Special Shares, no dividend shall at any time be declared and paid on, or declared and set apart for payment on, the Class A Subordinate Voting Shares, the Subordinate Voting Shares, Class A Multiple Voting Shares or the Multiple Voting Shares unless, after the payment of such dividend, the realizable value of the assets of the Corporation would not be less than the FirstService SV Special Share Redemption Price (as hereinafter defined).

15.02 Redemption. The Corporation may, to the extent permitted by applicable law, redeem at any time the whole, or from time to time any part, of the FirstService SV Special Shares then outstanding on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of a redemption price per FirstService SV Special Share equal to the total of the following two amounts:

(1)	that amount which is equal to the quotient obtained when:

(a)	the Butterfly Proportion Amount (as such term is defined in Section 14.02) multiplied by a fraction:

(i)
the numerator of which is the fair market value of all of the issued and outstanding Class A Subordinate Voting Shares as determined immediately prior to effecting the FirstService Share Exchange (as such term is defined in Section 14.02); and

(ii)
the denominator of which is the fair market value of all of the issued and outstanding Class A Multiple Voting Shares and Class A Subordinate Voting Shares as determined immediately prior to effecting the FirstService Share Exchange (as such term is defined in Section 14.02);

is divided by:

(b)	the number of FirstService SV Special Shares issued in connection with the FirstService Share Exchange (as such term is defined in Section 14.02);

plus:

(2)  that amount which is equal to all declared and unpaid dividends on such FirstService SV Special Share;

the whole constituting and being herein referred to in these provisions as the "FirstService SV Special Share Redemption Price", and the aggregate amount required to redeem all of the FirstService SV Special Shares then outstanding being the "FirstService SV Special Shares Redemption Amount".

Exhibit "I" - 15

15.03 Retraction. Any holder of FirstService SV Special Shares shall be entitled to require the Corporation to redeem, subject to the requirements of applicable law, at any time all of the FirstService SV Special Shares registered in the name of such holder on the books of the Corporation at the redemption price per share equal to the FirstService SV Special Share Redemption Price by tendering to the Corporation at the registered office of the Corporation a certificate or certificates representing all of the FirstService SV Special Shares held by such holder together with a notice in writing specifying: (1) that the holder desires to have the FirstService SV Special Shares represented by such certificate or certificates redeemed by the Corporation; and (2) the business day (the "Retraction SV Date") on which the holder desires to have the Corporation redeem such FirstService SV Special Shares. Following receipt of such share certificate or certificates and written notice, the Corporation will, on the Retraction SV Date (or as soon as practicable thereafter), redeem such FirstService SV Special Shares by paying to the holder the FirstService SV Special Share Redemption Price for each FirstService SV Special Share so redeemed.

15.04 Dissolution, Liquidation or Winding-up. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of FirstService SV Special Shares shall be entitled to receive from the assets of the Corporation an amount equal to the FirstService SV Special Shares Redemption Amount before any amount shall be paid or any assets of the Corporation distributed upon any liquidation, dissolution or winding-up of the Corporation to the holders of the Class A Subordinate Voting Shares, the Subordinate Voting Shares, the Class A Multiple Voting Shares or the Multiple Voting Shares. After payment to the holders of FirstService SV Special Shares of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

15.05 Cancellation. Any FirstService SV Special Share that is redeemed by the Corporation pursuant to this Section 15.00 will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the FirstService SV Special Share Redemption Price by the Corporation to or for the benefit of the holder thereof.

15.06 Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purpose of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each FirstService SV Special Share which is to be redeemed, acquired or cancelled, will be the amount designated pursuant to the resolution of the directors of the Corporation made in connection with the issuance of such FirstService SV Special Share, and the amount specified in respect of such share, at the time of issuance thereof, will be expressed as a fixed dollar amount that will not be determined by formula or be subject to change thereafter, and such amount will not exceed the fair market value of the consideration for which such FirstService SV Special Share is issued.

Exhibit "I" - 16

EXHIBIT "II"
TO PLAN OF ARRANGEMENT

SHARE TERMS OF NEW FSV

1.00 THE PREFERENCE SHARES

1.01 The Preference Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by the board of directors of the Corporation. The directors shall by resolution fix, from time to time, before the issue of any series of Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching thereto including, without limiting the generality of the foregoing, the provision of a purchase fund, the right of the Corporation to purchase such shares for cancellation, the rate of preferential dividends, the dates of payment thereof, the date or dates from which any such preferential dividends shall accrue, redemption rights including purchase or redemption price, terms and conditions of redemption, conversion rights and any sinking fund or other provisions, and authorize the issuance thereof.

1.02 The directors before the issue of any Preference Shares of a series shall file with the Director appointed under the Business Corporations Act (Ontario) or any successor statute of the Province of Ontario which is from time to time in force (the "Act"), Articles of Amendment designating such series and specifying the number, designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, and prohibitions attached thereto, and shall obtain a certificate from the Director with respect thereto.

1.03 The Preference Shares of each series shall be entitled to preference over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares as may be determined with respect to the respective series authorized to be issued.

1.04 The holders of the Preference Shares shall not be entitled as such, except as required by law, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting, but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

Exhibit "II" - 1

2.00 SUBORDINATE VOTING SHARES

2.01 The holders of the Subordinate Voting Shares shall be entitled to receive notice of, to attend and speak at and to vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of another class as such or the holders of a series of shares of another class as such, and at such meeting shall have one (1) vote for each Subordinate Voting Share held.

2.02 Subject to any provisions of the Act and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Subordinate Voting Shares may then be listed, all or any part of the Subordinate Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

2.03 The Subordinate Voting Shares shall not be redeemable by the Corporation.

2.04 If the Act would in effect require in the absence of this Section 2.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Subordinate Voting Shares, or to create special shares ranking in priority to or on a parity with the Subordinate Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Subordinate Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Subordinate Voting Shares duly called for that purpose and, at such meeting, each holder of Subordinate Voting Shares shall be entitled to one vote for each Subordinate Voting Share held.

2.05 The holders of the Subordinate Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of any class or series having rights or privileges equal or superior to the Subordinate Voting Shares; or

(2)	create a new class of shares equal or superior to the Subordinate Voting Shares.

2.06

(1)	For the purposes of this Section 2.06:

(a)	"affiliate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(b)	"associate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(c)	"Conversion Period" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

Exhibit "II" - 2

(d)	"Converted Shares" means Multiple Voting Shares resulting from the conversion of Subordinate Voting Shares into Multiple Voting Shares pursuant to subsection 2.06(2);

(e)	"Exclusionary Offer" means an offer to purchase Multiple Voting Shares that:

(i)
must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Multiple Voting Shares are listed, be made to all or substantially all holders of Multiple Voting Shares who are in a province of Canada to which the requirement applies;

(ii)
is not made concurrently with an offer to purchase Subordinate Voting Shares that is identical to the offer to purchase Multiple Voting Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror and, in all other material respects, that has no condition attached other than the right not to take up and pay for shares tendered if no shares are tendered pursuant to the offer for Multiple Voting Shares, and, for the purposes of this definition, if an offer to purchase Multiple Voting Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for clause 2.06(1)(e)(ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Subordinate Voting Shares;

(f)	"Expiry Date" means the last date upon which holders of Multiple Voting Shares may accept an Exclusionary Offer;

(g)	"Offer Date" means the date on which an Exclusionary Offer is made;

(h)
"Offeror" means a person or company that makes an offer to purchase Multiple Voting Shares (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

(i)	"transfer agent" means the transfer agent for the time being of the Multiple Voting Shares.

(2)
Subject to subsection 2.06(5), if an Exclusionary Offer is made, each outstanding Subordinate Voting Share shall be convertible into one Multiple Voting Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Subordinate Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Subordinate Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Multiple Voting Shares as above prescribed and in accordance with subsection 2.06(4). If less than all of the Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Subordinate Voting Shares represented by the original share certificate which are not to be converted.

Exhibit "II" - 3

(3)
An election by a holder of Subordinate Voting Shares to exercise the conversion right provided for in subsection 2.06(2) shall be deemed to also constitute an irrevocable election by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Subordinate Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Subordinate Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Subordinate Voting Shares pursuant to such deemed election shall become effective:

(a)
in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(b)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(4)
No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the Offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror pursuant to the offer. If Converted Shares are converted into Subordinate Voting Shares pursuant to subsection 2.06(3), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Subordinate Voting Shares representing the Subordinate Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this sub-paragraph.

(5)	Subject to subsection 2.06(6), the conversion right provided for in subsection 2.06(2) shall not come into effect if:

(a)
prior to the time at which the Exclusionary Offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

Exhibit "II" - 4

(i)
accept any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv)
transfer any Multiple Voting Shares, directly or indirectly, during the time at which any Exclusionary. Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Multiple Voting Shares transferred or to be transferred to each transferee; or

(b)
within seven days after the Offer Date there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i)	the number of Multiple Voting Shares owned by the shareholder;

(ii)	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii)
that such shareholder shall not accept the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(iv)
that such shareholder shall not transfer any Multiple Voting Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of. Multiple Voting Shares transferred or to be transferred to each transferee if this information is known to the transferor.

Exhibit "II" - 5

(6)
If notice referred to in clause 2.06(5)(a)(i), 2.06(5)(a)(iv), 2.06(5)(b)(iii) or 2.06(5)(b)(iv) is given and the conversion right provided for in subsection 2.06(2) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, make a determination as to whether there are subsisting certifications that comply with either paragraph 2.06(5)(a) or 2.06(5)(b) from shareholders of the Corporation who own in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the offer by the Offeror. For the subject of such notice shall be deemed to have taken place at the time of the determination, and the shares that are the subject of such notice shall be deemed to have been transferred to a person or company from whom the transfer agent has not received such a certification unless the transfer agent is otherwise advised either by such notice or by the transferee in writing. If the transfer agent determines that there are not such subsisting certifications, subsection 2.06(5) shall cease to apply and the conversion right provided for in subsection 2.06(2) shall be in effect for the remainder of the Conversion Period.

(7)
As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Subordinate Voting Shares a notice advising the holders as to whether they are entitled to convert their Subordinate Voting Shares into Multiple Voting Shares and the reasons therefor. If such notice discloses that they are not so entitled but is subsequently determined that they are so entitled by virtue of subsection 2.06(6) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

(8)	If a notice referred to in subsection 2.06(7) discloses that the conversion right has come into effect, the notice shall:

(a)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(b)	include the information set out in subsection 2.06(3); and

(c)
be accompanied by a copy of the offer and all other material sent to holders of Multiple Voting Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Multiple Voting Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Subordinate Voting Shares.

(9)
Prior to or forthwith after sending any notice referred to in subsection 2.06(7), the Corporation shall cause a press release to be issued to a Canadian national news ticker service, describing the contents of the notice.

Exhibit "II" - 6

3.00 MULTIPLE VOTING SHARES

3.01 The holders of the Multiple Voting Shares shall be entitled to receive notice of, and to attend and speak at and vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of shares of another class as such or of the holders of a series of shares of another class as such, and at such meeting shall have twenty (20) votes for each Multiple Voting Share held.

3.02 Subject to any provisions of the Act and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Multiple Voting Shares may then be listed, all or any part of the Multiple Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

3.03 The Multiple Voting Shares shall not be redeemable by the Corporation.

3.04 If the Act would in effect require in the absence of this Section 3.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Multiple Voting Shares, or to create special shares ranking in priority to or on a parity with the Multiple Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Multiple Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Multiple Voting Shares duly called for that purpose and, at such meeting, each holder of Multiple Voting Shares shall be entitled to one vote for each Multiple Voting Shares held.

3.05 The holders of the Multiple Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Multiple Voting Shares; or

(2)	create a new class of shares equal or superior to the Multiple Voting Shares.

3.06 Each Multiple Voting Share shall be convertible at any time, at the option of the holder thereof, into a Subordinate Voting Share, on the basis of one Subordinate Voting Share for each Multiple Voting Share so converted. The holder of Multiple Voting Shares desiring to convert such Multiple Voting Shares into Subordinate Voting Shares on the basis aforesaid shall deliver to the transfer agent for the time being of the Subordinate Voting Shares the share certificate or share certificates representing the Multiple Voting Shares which the holder desires to so convert accompanied by a written notice duly executed by such holder or his attorney duly authorized in writing, which notice shall state that such holder elects to convert the Multiple Voting Shares represented by such share certificate or share certificates into Subordinate Voting Shares in accordance with the provisions hereof and which notice shall further state the name or names (with addresses) in which the share certificate or certificates for Subordinate Voting Shares issuable on such conversion shall be issued and, if any of the Subordinate Voting Shares into

Exhibit "II" - 7

which such Multiple Voting Shares are to be converted are to be issued to a person or persons other than the holder of such Multiple Voting Shares, there shall be paid to such transfer agent, for the account of the Corporation, any transfer taxes which may properly be payable. If any such share certificate or share certificates representing any of the Subordinate Voting Shares issuable on conversion are directed to be issued to any person other than the holder of such Multiple Voting Shares, the signature of such holder shall be guaranteed by a Canadian chartered bank or such other financial institution as such transfer agent may require. Such holder shall, in addition, comply with such other reasonable requirements as such transfer agent may prescribe. As promptly as practicable after the receipt of such notice of election to convert, the payment of such transfer tax (if any), the delivery of such share certificate or share certificates and compliance with all reasonable requirements of the transfer agent as aforesaid, the Corporation shall cause the transfer agent for the Subordinate Voting Shares to issue and deliver in accordance with such notice of election to convert a share certificate or share certificates representing the number of Subordinate Voting Shares into which such Multiple Voting Shares have been converted in accordance with the provisions of this Section 3.06. Such conversion shall be deemed to have been made immediately prior to the close of business on the date on which all conditions precedent to the conversion of such Multiple Voting Shares have been fulfilled and the person or persons in whose name or names any share certificate or share certificates for Subordinate Voting Shares shall be issuable shall be deemed to have become on the said date the holder or holders of record of the Subordinate Voting Shares represented thereby; provided, however, that if the transfer books of the Corporation for Subordinate Voting Shares shall be closed on the said date, the Corporation shall not be required to issue Subordinate Voting Shares upon such conversion until the date on which such transfer books shall be re-opened and such person or persons shall not be deemed to have become the holder or holders of record of such Subordinate Voting Shares until the said date on which such transfer books shall be reopened. There shall be no payment or adjustment on account of any unpaid dividends on the Multiple Voting Shares converted or on account of any dividends on the Subordinate Voting Shares resulting from such conversion. In the event that part only of the Multiple Voting Shares represented by any share certificate shall be converted, a share certificate for the remainder of the Multiple Voting Shares represented by the said share certificate shall be delivered to the holder converting without charge.

4.00  DIVIDENDS AND DISTRIBUTION RIGHTS OF THE SUBORDINATE AND MULTIPLE VOTING SHARES

4.01 All dividends which are declared in any year in the discretion of the directors on all of the Subordinate Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a greater amount per share than on all of the Multiple Voting Shares at the time outstanding. All dividends which are declared in any year, in the discretion of the directors, on all of the Multiple Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a lesser amount per share than on all of the Subordinate Voting Shares outstanding. If any stock dividend is declared on Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, lesser amounts per share are declared at the same time on the Multiple Voting Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Subordinate Voting Shares. If any stock dividend is declared on Multiple Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, greater amounts per share are paid at the same time on the Subordinate Voting. Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Multiple Voting Shares.

Exhibit "II" - 8

4.02 All distributions other than dividends (including, but without limiting the generality of the foregoing, any distribution of rights, warrants or options to purchase securities of the Corporation), and all such distributions which may at any time or from time to time be authorized or made:

(1)
in respect of the Subordinate Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, greater quantities or amounts per share than on all Multiple Voting Shares then outstanding without preference or distinction; and

(2)
in respect of the Multiple Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, lesser quantities or amounts per share than on all Subordinate Voting Shares then outstanding without preference or distinction.

5.00  SUBDIVISIONS, CONSOLIDATIONS, RECLASSIFICATIONS, WINDING-UP AND LIQUIDATION, ETC.

5.01 No subdivision, consolidation, reclassification or other change of the Subordinate Voting Shares or the Multiple Voting Shares shall be made unless at the time an equivalent or comparable subdivision, consolidation, reclassification or change is made with respect to all of the Multiple Voting Shares and Subordinate Voting Shares, respectively, which are then outstanding.

5.02 In any case where a fraction of a Subordinate Voting Shares or a Multiple Voting Shares would otherwise be issuable on a subdivision, consolidation, reclassification or change of one or more Subordinate Voting Shares or Multiple Voting Shares, the Corporation shall in lieu thereof adjust such fractional interest by the payment by cheque (to the nearest cent) of an amount related or equivalent to the then current market value of such fractional interest computed on the basis of the last board lot sale price (or the last bid price, if there has been no board lot sale) for the Subordinate Voting Shares on the Toronto Stock Exchange (or on such stock exchange in Canada on which the Subordinate Voting Shares are listed or traded as may be selected for such purpose by the directors of the Corporation) on the business day on which such stock exchange was open next preceding the date of such subdivision, consolidation, reclassification or change or if the Subordinate Voting Shares are not then listed on any stock exchange, then the current market price in any public market in which the Subordinate Voting Shares are traded and otherwise in the discretion of the board of directors.

5.03 In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding-up its affairs, all of the property and assets of the Corporation available for distribution to the shareholders of the Corporation shall, after providing for preferential payment of the amounts required to be paid under and in respect of any Preference Shares or series thereof ranking in priority, shall be paid or distributed in equal amounts per share on all Subordinate Voting Shares and Multiple Voting Shares at the time outstanding without preference or distinction and the holders thereof shall as such participate on a share-for-share basis equally therein.

Exhibit "II" - 9

6.00  PROVISIONS RELATING TO SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

6.01 Notwithstanding any of the provisions herein, the Articles of the Corporation hereby provide that, for the purposes of the take-over bid and issuer bid provisions of the Securities Act (Ontario) and the rules and regulations thereunder, in each case, as amended from time to time: (a) the Subordinate Voting Shares and the Multiple Voting Shares shall be treated as, and are hereby deemed to constitute, one class of voting securities; and (b) the published market for such one class of voting securities shall be deemed to be the published market of the Subordinate Voting Shares. For greater certainty, the provisions of this Section 6.01 shall have no application in the event of a purchase of Multiple Voting Shares at a price per share not in excess of the aggregate of: (i) the "market price" per share (at the time of such purchase) determined in accordance with the provisions of the Securities Act (Ontario) and the rules and regulations thereunder (in each case, as amended or replaced from time to time) together with any permitted premium, plus (ii) reasonable brokerage fees or other commissions calculated on a per share basis. For the purposes of this Section 6.01, "market price" is as defined in Section 1.3 of Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids made under the Securities Act (Ontario) (as such section is amended or replaced from time to time).

Exhibit "II" - 10

EXHIBIT "III"
TO PLAN OF ARRANGEMENT

PART A – DIRECTORS OF NEW FSV

First Name, Middle Name and Surname	Address	Resident Canadian ("Yes" or "No")
Brendan Calder	Toronto, Ontario, Canada	Yes
Bernard I. Ghert	Toronto, Ontario, Canada	Yes
Jay S. Hennick	Toronto, Ontario, Canada	Yes
D. Scott Patterson	Toronto, Ontario, Canada	Yes
Frederick F. Reichheld	Wellesley, Massachusetts, USA	No
Michael Stein	Toronto, Ontario, Canada	Yes

PART B – DIRECTORS OF COLLIERS

First Name, Middle Name and Surname	Address	Resident Canadian ("Yes" or "No")
David R. Beatty	Toronto, Ontario, Canada	Yes
Peter F. Cohen	Toronto, Ontario, Canada	Yes
John (Jack) P. Curtin, Jr.	Toronto, Ontario, Canada	Yes
Michael D. Harris	Toronto, Ontario, Canada	Yes
Jay S. Hennick	Toronto, Ontario, Canada	Yes
Frederick Sutherland	Devon, Pennsylvania, USA	No

EXHIBIT "IV"
TO PLAN OF ARRANGEMENT

BY-LAWS OF NEW FSV

BY-LAW NO. 1

a by-law to regulate the business and affairs of

NEW FSV CORPORATION
(to be renamed "FirstService Corporation")

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this By-Law No. 1, unless the context otherwise requires, the following terms shall have the following meanings, respectively:

(a)
"Act" means the Business Corporations Act (Ontario) and the regulations enacted pursuant to the Business Corporations Act (Ontario), and any statute and regulations that may be substituted for any of them, as amended from time to time;

(b)	"Articles" means the articles (as that term is defined in the Act) of the Corporation;

(c)	"auditor" means the auditor of the Corporation;

(d)	"Board" means the board of directors of the Corporation;

(e)	"By-law" means a by-law of the Corporation;

(f)
"Corporation" means New FSV Corporation (to be renamed "FirstService Corporation") and any amalgamated corporation successor thereto resulting from the amalgamation of the Corporation or its successor with one or more other corporations, which amalgamated corporation successor adopts this By-Law No. 1 or which is otherwise required to have By-laws the same as the Corporation or its successor;

(g)	"Director" means a member of the Board;

(h)
"meeting of shareholders" means an annual meeting of shareholders of the Corporation, or a special meeting of shareholders of the Corporation, or both, and includes a meeting of any class or series of any class of shareholders of the Corporation;

Exhibit "IV" - 1

(i)	"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(j)	"Officer" means an officer of the Corporation as defined in the Act, and reference to any specific Officer is to the individual holding that office of the Corporation;

(k)
"person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in the capacity of trustee, executor, administrator, or other legal representative;

(l)	"proxyholder" means an individual holding a valid proxy for a shareholder;

(m)	"shareholder" means a shareholder of the Corporation;

(n)
"telephonic or electronic means" means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and

(o)
"voting person" means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at that meeting or a proxyholder entitled to vote at that meeting.

1.2 Terms Defined in the Act. Terms used herein that are defined in the Act, and not defined herein, shall have the meanings given to those terms in the Act.

1.3 Number, Gender and Headings. In this By-Law No. 1, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this By-Law No. 1 and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this By-Law No. 1.

1.4 By-Law Subordinate to Other Documents. This By-Law No. 1 is subordinate to, and should be read in conjunction with, the Act, the Articles and any unanimous shareholder agreement of the Corporation.

1.5 Computation of Time. The computation of time and any period of days shall be determined in accordance with the Act.

ARTICLE 2
GENERAL BUSINESS

2.1 Registered Office. The registered office of the Corporation shall be in the municipality or geographical township within Ontario specified in the Articles or in a special resolution and at such location therein as the Board may from time to time determine.

Exhibit "IV" - 2

2.2 Seal. The Corporation may have a seal which shall be adopted, and may be changed, by the Board.

2.3 Financial Year. Until changed by the Board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.4 Execution of Instruments. Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any one Director or Officer. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the Board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the Board. Any signing officer may certify a copy of any instrument, resolution, By-law or other document of the Corporation to be a true copy thereof. Any deed, transfer, assignment, contract, obligation, certificate and other instrument signed on behalf of the Corporation may, but need not, have the corporate seal of the Corporation applied, if there is one.

2.5 Voting Rights in Other Bodies Corporate. Any Director or Officer may execute and deliver proxies and take any other steps as in the Director's or Officer's opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation. In addition, the Board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights attaching to any securities held by the Corporation may or shall be exercised.

2.6 Banking Arrangements. The banking business of the Corporation, or any part thereof, shall be transacted with such bank, trust company or other firm, institution or body corporate as the Board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more Officers or other persons as the Board may designate, direct or authorize from time to time and to the extent thereby provided.

2.7 Borrowing. Without limit to the powers of the Board as provided in the Act, the Board may from time to time on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise to secure the performance of an obligation; and

Exhibit "IV" - 3

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

2.8 Borrowing Delegation. Subject to the Act, the Board may from time to time delegate to a Director, a committee of Directors or an Officer or such other person or persons so designated by the Board all or any of the powers conferred on the Board by Section 2.7 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

2.9 Divisions. The Board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including, without limitation, types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the Board or, subject to any direction by the Board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a)	the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such division and sub-units;

(b)
the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation, provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c)
the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be Officers.

ARTICLE 3
DIRECTORS

3.1 Duties of Directors. Subject to the Act, the Board shall manage or supervise the management of the business and affairs of the Corporation.

3.2 Number of Directors. The number of Directors shall be not fewer than the minimum number and not more than the maximum number established by the Articles, and the number of directors within such parameters shall be determined from time to time in accordance with the provisions of the Act, provided, however, that for so long as the Corporation is an offering corporation, the Board shall consist of not fewer than three individuals. The Board is empowered to determine by resolution the number of Directors within the minimum and maximum number of directors established by the Articles until a special resolution stipulating otherwise is approved.

3.3 Qualifications. No person shall be a Director if the person: (a) is not an individual; (b) is less than eighteen years of age; (c) has the status of bankrupt; or (d) has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere. Except as permitted by the Act, at least twenty-five percent (25%) of the Directors shall be resident Canadians, or if there are fewer than four Directors, at least one Director shall be a resident Canadian. A Director need not be a shareholder. If the Corporation is an offering corporation, at least one-third of the Directors shall not be Officers or employees of the Corporation or any of its affiliates.

Exhibit "IV" - 4

3.4 Quorum. Subject to the Act and Section 3.17, a quorum for the transaction of business at a meeting of the Board shall be two-fifths of the number of Directors so fixed or determined at that time (or, if that number is a fraction, the next larger whole number), provided that if the Corporation has fewer than three Directors, all of the Directors must be present at a meeting of the Board to constitute a quorum.

3.5 Election and Term. Directors shall be elected by the shareholders at an annual meeting of shareholders for a term expiring at the close of the first annual meeting of shareholders following the election or, if elected for an expressly stated term, for a term expiring not later than the close of the third annual meeting of shareholders following the election. If qualified, a Director shall be eligible for re-election at such next ensuing annual meeting of shareholders. Subject to the Act, the number of Directors to be elected at any such meeting shall be that number most recently determined in accordance with Section 3.2. The election need not be by ballot unless a ballot is demanded by any shareholder or required by the chair. If an election of Directors is not held at an annual meeting of shareholders at which such election is required, the incumbent Directors shall continue in office until their successors are elected.

3.6 Resignation, Removal and Vacation of Office. Subject to the Act, a Director may resign by delivering or sending his resignation in writing to the Corporation and such resignation shall be effective when it is received by the Corporation or at such time as may be specified in the resignation, whichever is later. Subject to the Act, the shareholders of the Corporation entitled to elect a Director may, by ordinary resolution at an annual or special meeting of the shareholders of the Corporation, remove such Director and may at the same meeting fill the vacancy created by such removal, failing which the vacancy may be filled by the remaining directors if a quorum of the directors remains in office. Subject to the Act, a Director ceases to hold office on death, on removal from office by the shareholders, on ceasing to be qualified for election as a director, on receipt of a written resignation by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

3.7 Vacancies. Subject to the Act, a quorum of directors (whether or not the majority of such quorum are resident Canadians) may fill a vacancy among the Directors, except a vacancy resulting from:

(a)	an increase in the number of Directors otherwise than pursuant to a special resolution empowering the Board to fix the number of Directors within a range set out in the Articles;

(b)	an increase in the maximum number of Directors set out in the Articles; or

Exhibit "IV" - 5

(c)	a failure to elect the number of Directors required to be elected at any meeting of shareholders.

3.8 Regular Board Meetings. Regular meetings of the Board shall be held at such times and places as may be fixed by the Board from time to time. A copy of any resolution of the Board fixing the time and place of such regular meetings shall be sent to each Director after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.9 Special Board Meetings. A meeting of the Board, other than a regular meeting referred to in Section 3.8 hereof, may be held at any time upon call by the Chair of the Board, the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, the Secretary of the Corporation or a majority of the Directors then in office.

3.10 Meeting by Communications Facilities. If all the Directors present at or participating in the meeting consent, a meeting of the Board or of a committee of the Board may be held by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a Director participating in such a meeting by such means shall be deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of the Board. Subject to the Act, if a majority of the directors participating in a meeting held under this section are then in Canada, the meeting shall be deemed to have been held in Canada.

3.11 Place of Meetings. A meeting of the Board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

3.12 Notice. Subject to Section 3.8, written notice or notice by telephonic or electronic means of the time and place of each meeting of the Board shall be given to each Director at least 48 hours before the time when the meeting is to be held. An individual need not be given notice of the meeting at which that individual is appointed by the other Directors to fill a vacancy on the Board, if that individual is present at that meeting. A notice of meeting of the Board need not specify the purpose of or the business to be transacted at the meeting except as may be required by the Act. The accidental failure to give notice of a meeting of the Board to a Director or any error in such notice not affecting the substance thereof shall not invalidate any action at the meeting. A Director may in any manner and at any time waive notice of a meeting of the Board and attendance of a Director at a meeting of the Board is a waiver of notice of the meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

3.13 First Meeting of New Board. Provided a quorum of Directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.14 Chair and Secretary. The Chair of the Board or, if he or she is not present, the Vice-Chair of the Board or, if he or she is not present, the Chief Executive Officer of the Corporation or, in the absence of any of them, a Director designated by the Board shall act as chair at each meeting of the Board. The Secretary of the Corporation shall act as secretary at any meeting of the Board and, if the Secretary of the Corporation is absent, the chair of the meeting shall appoint a person, who need not be a Director, to act as secretary of the meeting.

Exhibit "IV" - 6

3.15 Director Voting. Each Director present at a meeting of the Board shall have one (1) vote on each motion arising. Motions arising at meetings of the Board shall be decided by a majority vote. In the event of an equality of votes on any question at a meeting of the Board, the chair of the meeting shall not be entitled to a second or casting vote.

3.16 Director Compensation. Each Director shall receive such reasonable compensation and/or reimbursement of expenses, if any, as may be authorized by the Board from time to time in relation to his or her services as a Director. Any Director may be employed by or provide services to the Corporation otherwise than as a Director. Such a Director may receive compensation for such employment or other services in addition to any compensation paid to such Director for his or her services as a Director.

3.17 Conflict of Interest. A Director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of that interest at the time and in the manner provided by the Act. Such a Director shall not attend any part of a meeting of the Board during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act. If no quorum exists for the purpose of voting on such a resolution only because a Director is not permitted to be present at the meeting, the remaining Directors shall be deemed to constitute a quorum for the purposes of voting on the resolution.

ARTICLE 4
COMMITTEES

4.1 Audit Committee. The Board shall appoint from among their number an audit committee whose composition and function will conform with applicable law. The audit committee shall have the functions provided in the Act.

4.2 Other Committees. The Board may designate and appoint committees of the Board in an addition to an audit committee, including an executive compensation committee and a nominating and corporate governance committee, and, subject to the limitations prescribed by the Act, may delegate to such committees any of the powers of the Board.

4.3 Procedure. Subject to the Act and unless otherwise determined by the Board, each committee of the Board shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

4.4 Transaction of Business. The powers of a committee of the Board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Ontario and, subject to the provisions of Section 3.10 which shall be applicable mutatis mutandis, may be held by means of telephone, electronic or other communications equipment.

Exhibit "IV" - 7

ARTICLE 5
OFFICERS

5.1 Appointment of Officers. The Board may from time to time appoint a chair of the Board, a vice-chair of the Board, a president, one or more vice-presidents, a chief executive officer, a chief financial officer, a chief operating officer, a secretary, a treasurer and such other Officers as the Board may determine, including one or more assistants to any of the Officers so appointed (and to which officer titles may be added words indicating seniority and/or function). The Board may specify the duties of such Officers and, in accordance with this By-law and subject to the Act, delegate to such Officers powers to manage the business and affairs of the Corporation. Except for a chair of the Board, an Officer need not be a Director and any person may hold more than one office.

5.2 Agents and Attorneys. The Board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside of Ontario with such powers of management or otherwise (including the power to sub-delegate) as the Board may determine.

5.3 Conflict of Interest. An Officer shall disclose an interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with Section 3.17.

ARTICLE 6
PROTECTION OF DIRECTORS AND OFFICERS

6.1 Limitation of Liability. No Director or Officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other Director, Officer, employee or agent of the Corporation or any other person;

(b)
any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

(c)
any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

(d)	any loss, conversion, misapplication or misappropriation of, or any damage resulting from any dealings with, any moneys, securities or other assets belonging to the Corporation; and

Exhibit "IV" - 8

(e)	any other loss, damage or misfortune whatever which may happen in the execution of the duties of the Director's or Officer's respective office or in relation thereto;

unless the same shall happen by or through the Director's or Officer's failure to exercise the powers and to discharge the duties of the Director's or Officer's office honestly and in good faith with a view to the best interests of the Corporation and, in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a Director or Officer from the duty to act in accordance with the Act or relieve such Director or Officer from liability for a breach of the Act.

6.2 Indemnity of Directors and Officers.

(a)
The Corporation shall indemnify a Director or Officer of the Corporation, a former Director or Officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative or investigative action or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)
The Corporation shall advance monies to such individual for the costs, charges and expenses of a proceeding referred to in subsection 6.2(a) provided that such individual agrees in advance, in writing, to repay the monies if the individual does not fulfill the conditions of subsection 6.2(c).

(c)	The Corporation may not indemnify an individual under subsection 6.2(a) unless the individual:

(i)
acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, as the case may be; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.

(d)
To the extent required by the Act or applicable law, the Corporation shall also seek the approval of a court to indemnify an individual referred to in subsection 6.2(a), or advance monies under subsection 6.2(b) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual's association with the Corporation or other entity as described in subsection 6.2(a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection 6.2(c).

Exhibit "IV" - 9

6.3 Indemnification of Others. Subject to the Act, the Corporation may indemnify its employees and agents on the same basis as that upon which the persons referred to in Section 6.2 are indemnified.

6.4 Insurance. The Corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection 6.2(a) against any liability incurred by the individual: (a) in the individual's capacity as a Director or Officer of the Corporation; or (b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation's request.

6.5 Indemnities Not Exclusive. Each of the provisions of this Article 6 shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

ARTICLE 7
MEETINGS OF SHAREHOLDERS

7.1 Annual and Special Meetings. The Board shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting. The Board may at any time call a special meeting of shareholders.

7.2 Place of Meetings. Subject to the Articles, a meeting of shareholders of the Corporation shall be held at such place in or outside Ontario as the Board determines or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

7.3 Notice of meetings. Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting to: (a) each shareholder entitled to vote at the meeting; (b) each Director; and (c) the auditor. The accidental failure to give notice of a meeting of shareholders to any person entitled thereto or any error in such notice not affecting the substance thereof shall not invalidate any action taken at the meeting.

7.4 Meeting by Telephonic or Electronic Means. A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting. The Board may establish procedures regarding the holding of meetings of the shareholders pursuant to this Section 7.4.

7.5 Chair and Secretary. The Chair of the Board or, if he or she is not present, the Vice-Chair of the Board or, if he or she is not present, a Director designated by the Board or, in the absence of any of them, the Chief Executive Officer of the Corporation shall act as chair at each meeting of shareholders. If none of the foregoing persons are present within 15 minutes after the time appointed for holding the meeting of shareholders, the shareholders present and entitled to vote shall choose a chair from amongst themselves. The Secretary of the Corporation, or, in his or her absence, such other person as the chair of the meeting of shareholders may appoint, shall act as secretary of a meeting of shareholders.

Exhibit "IV" - 10

7.6 Scrutineers. At any meeting of shareholders, the chair of the meeting may appoint one or more persons, who may but need not be shareholders, to serve as scrutineers with such duties as the chair may prescribe.

7.7 Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the Directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

7.8 Quorum. A quorum for any meeting of shareholders shall be two or more individuals holding, or representing by proxy, not less than 5% (five percent) of the votes attached to all outstanding shares of the Corporation entitled to be voted at the meeting of shareholders, provided that if the Corporation has only one shareholder, the shareholder present in person or represented by proxy shall be a quorum for a meeting of shareholders. In the event that such quorum is not present at the appointed place on the date for which the meeting of shareholders is called within 30 minutes after the time fixed for the holding of such meeting of shareholders, the meeting, if convened at the requisition of the shareholders, shall be dissolved, but in any other case shall stand adjourned to such day being not less than 10 days later and to such place and at such time as may be determined by the chair of the meeting of shareholders. If at such adjourned meeting of shareholders a quorum, as determined in accordance with the foregoing provisions of this Section 7.8, is not present, the shareholders present either personally or represented by proxy shall constitute a quorum and any business which could have been brought before or dealt with at the original meeting of shareholders in accordance with the notice of meeting calling same may be brought before or dealt with at such adjourned meeting of shareholders. A quorum need not be present throughout the meeting provided that a quorum is present at the opening of the meeting.

7.9 Shareholder Representatives. A body corporate or association that is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association which such individual represents all the powers it could exercise if it were an individual shareholder.

7.10 Time for Deposit of Proxies. The Board may by resolution fix a time not exceeding 48 hours, excluding non-business days, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy may be used at the meeting only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chair of the meeting or adjournment thereof prior to the time of voting.

Exhibit "IV" - 11

7.11 Votes to Govern. At any meeting of shareholders, every question shall, unless otherwise required by the Articles, By-laws or applicable law, be determined by a majority of votes cast on the question. In case of an equality of votes either upon a show of hands or upon a ballot, the chair of the meeting shall not be entitled to a second or casting vote.

7.12 Voting. Voting at any meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the chair of the meeting or is requested by any voting person or as otherwise required by law. On a show of hands, each voting person shall have one vote. On a ballot, each voting person shall have that number of votes provided for by the Act or the Articles for each share entitled to be voted by such voting person, and the result of the ballot so taken shall be the decision of the shareholders upon the said question. Any ballot shall be taken in such manner as the chair of the meeting directs, and a requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, a prior vote by show of hands has no effect. Whenever a vote by any means other than by ballot is taken, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

7.13 Electronic Voting.

(a)
Any person entitled to attend and vote at a meeting of shareholders may vote at the meeting in person or by proxy and, subject to any determinations made from time to time by the Board, may appoint a proxy by any method permitted by law, including over the Internet, by the input of data using telephone facilities or by reproduction using facsimile or electronic facilities.

(b)
To the extent permitted by the By-laws or the Articles or by the Act or other laws governing the Corporation, the Board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of the Internet, telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The Board may determine from time to time that the voting at any specific meeting of shareholders shall be held entirely by such means.

7.14 Only One Shareholder. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

ARTICLE 8
SECURITIES

8.1 Options or Rights. Subject to the Act and the Articles, the Board may from time to time issue or grant options to purchase or rights to acquire unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid.

Exhibit "IV" - 12

8.2 Uncertificated Securities. The Board may provide by resolution that any or all classes or series of shares issued by the Corporation shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate has been surrendered to the Corporation.

8.3 Securities Records. The Corporation shall prepare and maintain, at its registered office or at any other place in Ontario designated by the Board, a securities register in which it records the certificated securities and uncertificated securities issued by it, showing with respect to each class or series of such securities:

(a)	the names, alphabetically arranged, of persons who:

(i)
are or have been within six years registered as shareholders of the Corporation, the address including the street and number, if any, of every such person while a holder, and the number and class of shares registered in the name of such holder,

(ii)
are or have been within six years registered as holders of debt obligations of the Corporation, the address including the street and number, if any, of every such person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder, or

(iii)
are or have been within six years registered as holders of warrants of the Corporation, other than warrants exercisable within one year from the date of issue, the address including the street and number, if any, of every such person while a registered holder, and the class or series and number of warrants registered in the name of such holder; and

(b)	the date and particulars of the issue of each security of the Corporation.

8.4 Transfer Agents and Registrars. The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the Board may at any time terminate any such appointment.

8.5 Non-recognition of Trusts. Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share.

Exhibit "IV" - 13

8.6 Security Instruments. Every holder of one or more certificated securities of the Corporation shall be entitled, at the holder's option, to a security certificate in respect of the securities held by that person or to a non-transferable written acknowledgement of that person's right to obtain a security certificate, stating the number and class or series of shares held by that person as shown on the securities register. Every holder of an uncertificated security of the Corporation shall be entitled to receive, within a reasonable time after the issuance or transfer of such uncertificated security, a written notice containing the information required to be stated on a share certificate in accordance with the Act. Security certificates and acknowledgements of a shareholder's right to a security certificate, respectively, shall be in such form as the Board may from time to time approve. Unless otherwise determined by the Board, security certificates need not be under corporate seal and shall be signed by at least one of the following persons: (a) any Director or Officer of the Corporation; or (b) a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf. Signatures may be printed or mechanically reproduced in facsimile upon security certificates and every such facsimile shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a Director or an Officer of the Corporation, and the security certificate is as valid as if the person were a Director or an Officer at the date of its issue.

8.7 Replacement of Security Certificates. Subject to the Act, the Board or any Officer or agent designated by the Board may in the discretion of the Board or that person direct the issue of a new security certificate in lieu of and upon cancellation of a security certificate for a certificated security claimed to have been lost, apparently destroyed or wrongfully taken on payment of such fee, prescribed by or in accordance with the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board or that person may from time to time prescribe, whether generally or in any particular case.

8.8 Joint Shareholders. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.9 Deceased Shareholder. In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by applicable law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.

ARTICLE 9
DIVIDENDS AND RIGHTS

9.1 Dividends. Subject to the Act and the Articles, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares or options or rights to acquire fully paid shares of the Corporation.

Exhibit "IV" - 14

9.2 Dividend Cheques. A dividend payable in cash may be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail or sent by courier to such registered holder at the address recorded in the Corporation's securities register, unless in each case such holder otherwise directs. In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation's security register in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3 Non-receipt or Loss of Cheques. In the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4 Unclaimed Dividends. Any dividend unclaimed after a period of two years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 10
NOTICES

10.1 Method of Giving Notices. Any notice, communication or document (each, a "notice") to be given or sent pursuant to the Act, the Articles, the By-laws or otherwise to a shareholder, Director, Officer, auditor or member of a committee of the Board shall be sufficiently given or sent if given or sent by prepaid mail, prepaid transmitted, recorded, or electronic communication capable of providing a written copy of such notice, or delivered personally to such person's latest address as shown on the securities register of the Corporation or, in the case of a Director, if more current, the address as shown in the most recent notice filed under the Corporations Information Act (Ontario). A notice shall be deemed to have been received on the date when it is delivered personally, or on the fifth day after mailing, or on the date of dispatch of a transmitted or recorded electronic communication. The secretary of the Corporation may change or cause to be changed the recorded address of any shareholder, Director, Officer, auditor or member of a committee of the Board in accordance with any information believed by the secretary to be reliable. A notice or document required or permitted to be sent under this Section 10.1 may be sent by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario) or by any other method permitted pursuant to the Act.

10.2 Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share of the Corporation, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

10.3 Computation of Time. In computing the date when notice must be sent under any provision requiring a specified period of days' notice of any meeting or other event, the period of days shall commence on the day following the sending of such notice and shall terminate on the day preceding the date of the meeting or other event provided that the last day of the period shall not be a non-business day.

Exhibit "IV" - 15

10.4 Undelivered Notices. If any notice given or sent to a shareholder pursuant to Section 10.1 is returned on three consecutive occasions because the person cannot be found, the Corporation shall not be required to give or send any further notice to such shareholder until the Corporation is informed in writing of the new address for such person.

10.5 Omissions and Errors. The accidental omission to give or send any notice to any shareholder, Director, Officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

10.6 Waiver of Notice. Any shareholder (or shareholder's duly appointed proxyholder), Director, Officer, auditor or member of a committee of the Board may at any time waive the giving or sending of any notice, or waive or abridge the time for any notice, required to be given to that person under any provision of the Act, the Articles, the By-laws or otherwise and such waiver or abridgement shall cure any default in the giving or sending or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing or given by electronic signature and may be sent by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario) except for the waiver of notice of a meeting of shareholders or of the Board, which may be given in any manner. Attendance of a Director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such Director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.7 Invalidity. The invalidity or unenforceability, if any, of any provision of this By-law shall not affect the validity or enforceability of the remaining provisions of this By-law.

10.8 Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a securityholder or any other means whatsoever, becomes entitled to any security, is bound by every notice in respect of such security which has been given to the securityholder from whom the person derives title to such security. Such notices may have been given before or after the happening of the event upon which they became entitled to the security.

ARTICLE 11
MISCELLANEOUS

11.1 Former By-Laws May be Repealed. The Board may repeal one or more By-laws by passing a By-law that contains provisions to that effect.

11.2 Effect of Repeal of By-Laws. The repeal of any By-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All Directors, Officers and other persons acting under any By-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this By-Law No. 1.

Exhibit "IV" - 16

11.3 Effective Date. This By-Law No. 1 comes into force when made by the Board in accordance with the Act.

*                                           *                                           *

THE FOREGOING BY-LAW NO. 1 was approved by the Board in accordance with the Act on the 6th day of October, 2014.

"John B. Friedrichsen" John B. Friedrichsen Director and Secretary

Exhibit "IV" - 17

EXHIBIT "V"
TO PLAN OF ARRANGEMENT

TERMS OF NEW FSV SPECIAL SHARES

7.00 PREFERENCE SHARES, SERIES SPECIAL

The first series of the Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shares shall be designated as "Preference Shares, Series Special" (collectively, the "New FSV Special Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares of the Corporation as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

7.01 Dividends.

(1)
The holders of New FSV Special Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors of Corporation out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends.

(2)
Except with the consent in writing of the holders of all of the New FSV Special Shares, no dividend shall at any time be declared and paid on, or declared and set apart for payment on, the Subordinate Voting Shares or the Multiple Voting Shares unless, after the payment of such dividend, the realizable value of the assets of the Corporation would not be less than the New FSV Special Share Redemption Price (as hereinafter defined).

7.02 Redemption. The Corporation may, to the extent permitted by applicable law, redeem at any time the whole, or from time to time any part, of the New FSV Special Shares then outstanding on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of a redemption price per New FSV Special Share equal to the aggregate of the following two amounts:

(1)	that amount which is equal to the quotient obtained when:

(a)
the aggregate fair market value of the Distribution Property (as hereinafter defined) at the time of its transfer to the Corporation as described in the Plan of Arrangement (as hereinafter defined), less the amount of the New FSV Non-Share Consideration;

is divided by:

(b)	the number of New FSV Special Shares issued in connection with the Distribution Property Exchange (as hereinafter defined);

plus:

(2)	that amount which is equal to all declared and unpaid dividends on such New FSV Special Share;

Exhibit "V" - 1

the whole constituting and being herein referred to in these provisions as the "New FSV Special Share Redemption Price", and the aggregate amount required to redeem all of the New FSV Special Shares then outstanding being the "New FSV Special Shares Redemption Amount". For the purposes of this Section 7.00:

(3)	"Distribution Property" has the meaning attributed to such term in the Plan of Arrangement;

(4)	"Distribution Property Exchange" has the meaning attributed to such term in the Plan of Arrangement;

(5)	"New FSV Non-Share Consideration" has the meaning attributed to such term in the Plan of Arrangement; and

(6)	"Plan of Arrangement" means the Plan of Arrangement to which this Exhibit "V" is attached.

7.03 Retraction. Any holder of New FSV Special Shares shall be entitled to require the Corporation to redeem, subject to the requirements of applicable law, at any time all of the New FSV Special Shares registered in the name of such holder on the books of the Corporation at the redemption price per share equal to the New FSV Special Share Redemption Price by tendering to the Corporation at the registered office of the Corporation a certificate or certificates representing all of the New FSV Special Shares held by such holder together with a notice in writing specifying: (1) that the holder desires to have the New FSV Special Shares represented by such certificate or certificates redeemed by the Corporation; and (2) the business day (the "Retraction Date") on which the holder desires to have the Corporation redeem such New FSV Special Shares. Following receipt of such share certificate or certificates and written notice, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such New FSV Special Shares by paying to the holder the New FSV Special Share Redemption Price for each New FSV Special Share so redeemed.

7.04 Dissolution, Liquidation or Winding-up. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of New FSV Special Shares shall be entitled to receive from the assets of the Corporation an amount equal to the New FSV Special Shares Redemption Amount before any amount shall be paid or any assets of the Corporation distributed upon any liquidation, dissolution or winding-up of the Corporation to the holders of the Subordinate Voting Shares or the Multiple Voting Shares. After payment to the holders of New FSV Special Shares of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

7.05 Cancellation. Any New FSV Special Share that is redeemed by the Corporation pursuant to this Section 7.00 will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the New FSV Special Share Redemption Price by the Corporation to or for the benefit of the holder thereof.

Exhibit "V" - 2

7.06 Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purpose of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each New FSV Special Share which is to be redeemed, acquired or cancelled, will be the amount designated pursuant to the resolution of the directors of the Corporation made in connection with the issuance of such New FSV Special Share, and the amount specified in respect of such share, at the time of issuance thereof, will be expressed as a fixed dollar amount that will not be determined by formula or be subject to change thereafter, and such amount will not exceed the fair market value of the consideration for which such New FSV Special Share is issued.

Exhibit "V" - 3

EXHIBIT "B" TO ARTICLES OF ARRANGEMENT

FINAL COURT ORDER

Court File No. CV15-10908-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE MR. JUSTICE WILTON-SIEGEL	) ) )	THURSDAY, THE 28TH DAY OF MAY, 2015

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, Ch. B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FIRSTSERVICE CORPORATION, ITS SHAREHOLDERS, NEW FSV CORPORATION, FSV HOLDCO ULC AND FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICES INC.

FIRSTSERVICE CORPORATION
Applicant

(Stamped) [Court Seal]

ORDER

THIS APPLICATION made by the Applicant, FirstService Corporation ("FirstService"), pursuant to Section 182 of the Business Corporations Act, R.S.O. 1990, Ch. B.16, as amended (the "OBCA"), for an Order approving the proposed plan of arrangement of FirstService (the "Arrangement"), was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Application issued on March 11, 2015, the Affidavit of John B. Friedrichsen sworn March 11, 2015, the Supplementary Affidavit of John B. Friedrichsen sworn April 22, 2015 and the further Supplementary Affidavit of John B. Friedrichsen sworn May 25, 2015, together with the exhibits thereto, and the Interim Order of the Honourable Justice Conway dated March 13, 2015 (the "Interim Order").

ON HEARING the submissions of counsel for FirstService, no-one appearing for any other person, including any security holder of FirstService, although notice was given in accordance with the Interim Order, and having determined that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this Order is an arrangement for the purposes of section 182 of the OBCA and is fair and reasonable in accordance with the requirements of that section.

1.	THIS COURT ORDERS that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this Order, shall be and is hereby approved.

2.
THIS COURT ORDERS that FirstService shall be entitled at any time to seek leave to vary this Order, to seek the advice and directions of this Court as to the implementation of this Order and to apply for such further Order or Orders as may be appropriate.

Entered at Toronto on May 28, 2015.

"Wilton-Siegel J."

SCHEDULE "A"

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1 Definitions. In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

"Arrangement" means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or this Plan of Arrangement, or made at the direction of the Court;

"Arrangement Agreement" means the arrangement agreement made as of the 11th day of March, 2015 among FirstService, New FSV, FSV Holdco and FCRESI (including the schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms;

"Arrangement Resolution" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, to be substantially in the form and content attached as Appendix "A" to the Circular;

"Articles of Arrangement" means the articles of arrangement of FirstService in respect of the Arrangement, to be filed with the Director after the Final Order is made, which shall include this Plan of Arrangement;

"Business Day" means a day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario, Canada, when banks are generally open for the transaction of business in Toronto, Ontario, Canada;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director, pursuant to subsection 183(2) of the OBCA, in order to give effect to the Articles of Arrangement;

"Circular" means the management information circular of FirstService relating to, among other things, the Arrangement, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the FirstService Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

"Colliers" means the corporation governed by the OBCA continuing following the amalgamation of FirstService and FCRESI pursuant to this Plan of Arrangement;

-A1-

"Colliers Multiple Voting Shares" means the Multiple Voting Shares in the capital of Colliers (which were previously FirstService New Multiple Voting Shares and which became Multiple Voting Shares in the capital of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement);

"Colliers Replacement Stock Options" means the FirstService Replacement Stock Options which become stock options of Colliers pursuant to the amalgamation of FirstService and FCRESI under this Plan of Arrangement;

"Colliers Stock Option Plan" means the FirstService Stock Option Plan which becomes the stock option plan of Colliers pursuant to the amalgamation of FirstService and FCRESI under this Plan of Arrangement;

"Colliers Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of Colliers (which were previously FirstService New Subordinate Voting Shares and which became Subordinate Voting Shares in the capital of Colliers pursuant to the amalgamation of FirstService and FCRESI under the Plan of Arrangement);

"Court" means the Ontario Superior Court of Justice;

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

"Dissent Rights" has the meaning attributed to such term in subsection 4.1(a);

"Dissenting Shareholders" has the meaning attributed to such term in paragraph 4.1(a)(i);

"Distribution Property" means the common shares in the capital of FSV Holdco owned by FirstService immediately before the Distribution Property Exchange;

"Distribution Property Exchange" has the meaning attributed to such term in subsection 3.1(j);

"Distribution Record Date" means the Business Day immediately prior to the Effective Date;

"Effective Date" means the date shown on the Certificate of Arrangement;

"Effective Time" means 12:01 a.m. (Toronto, Ontario local time) on the Effective Date;

"Eligible Dividend" has the meaning attributed to such term in subsection 89(1) of the Tax Act;

"Eligible Holder" means a FirstService Shareholder, other than a Dissenting Shareholder:

(a)	who is resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(b)
who is a non-resident of Canada for purposes of the Tax Act and whose FirstService Shares constitute "taxable Canadian property" (as such term is defined in the Tax Act) to the holder, provided that any gain realized by the holder on a disposition at fair market value of such shares would not be exempt from tax under the Tax Act by virtue of an applicable Tax Treaty; or

-A2-

(c)
that is a partnership that owns FirstService Shares if one or more of the partners thereof would be described in either paragraphs (a) or (b) of this definition, above, if such partner held such FirstService Shares directly;

"Encumbrance" means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;

"Exercise Price Proportion" means the fraction A/B, where:

"A" is the Net Fair Market Value of the Distribution Property immediately before the Distribution Property Exchange; and

"B" is the Net Fair Market Value of all property owned by FirstService immediately before the Distribution Property Exchange;

with the foregoing being subject to adjustment, as determined by the board of directors of FirstService, Colliers and/or New FSV, as applicable, in order to ensure that the exercise price of each FirstService Stock Option immediately prior to the Effective Time is fairly and appropriately apportioned among the associated Colliers Replacement Stock Option and New FSV Replacement Stock Option at the Effective Time;

"fair market value" means the highest price available in an open and unrestricted market between informed prudent parties acting at arm's length and under no compulsion to act and contracting for a taxable purchase and sale, expressed in terms of cash;

"FCRESI" means FirstService Commercial Real Estate Services Inc., a corporation governed by the OBCA;

"FCRESI Arrangements" means the arrangements entered into between FirstService and one or more shareholders and/or optionholders of FCRESI (other than FirstService) and/or under the FCRESI Governance Agreement pursuant to which FirstService will acquire (outside and not as part of this Plan of Arrangement) all of the issued and outstanding shares (and options to acquire shares) of FCRESI it does not own for consideration consisting of FirstService New Subordinate Voting Shares and/or cash and, following the effectiveness of which, FCRESI will be a wholly-owned subsidiary of FirstService;

"FCRESI Governance Agreement" means the amended and restated governance and support agreement made as of the 7th day of August, 2012 between FCRESI and FirstService;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;

"FirstService" means FirstService Corporation, a corporation governed by the OBCA;

-A3-

"FirstService Articles" means the certificate and articles of amalgamation of FirstService effective on April 1, 1999, as amended by the certificate and articles of amendment of FirstService effective on June 27, 2007;

"FirstService Multiple Voting Shares" means the Multiple Voting Shares in the capital of FirstService (that will be re-designated under this Plan of Arrangement as "Class A Multiple Voting Shares");

"FirstService MV Special Shares" means the new series of preference shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Preference Shares, Series MV", and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FirstService New Multiple Voting Shares" means the new class of shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Multiple Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FirstService New Subordinate Voting Shares" means the new class of shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Subordinate Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FirstService Redemption Note" has the meaning attributed to such term in subsection 3.1(l);

"FirstService Replacement Stock Option" means an option to acquire a FirstService New Subordinate Voting Share granted and issued by FirstService to a holder of a FirstService Stock Option in accordance with subsection 3.1(d), with the exercise price of each such FirstService Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such FirstService Replacement Stock Option determined in accordance with the FirstService Stock Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any vesting conditions, as such plan and agreements may be amended by the board of directors of FirstService or a committee thereof;

"FirstService Share Exchange" has the meaning attributed to such term in subsection 3.1(e);

"FirstService Shareholders" means, collectively, the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares;

"FirstService Shares" means, collectively, the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares;

"FirstService Stock Option" means an option to acquire a FirstService Subordinate Voting Share granted by FirstService to a director, officer or employee of FirstService or its Subsidiaries pursuant to the FirstService Stock Option Plan, that is outstanding immediately prior to the Effective Time;

-A4-

"FirstService Stock Option Plan" means the "FirstService Stock Option Plan" of FirstService, as amended and/or restated;

"FirstService Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of FirstService (that will be re-designated under this Plan of Arrangement as "Class A Subordinate Voting Shares");

"FirstService SV Special Shares" means the new series of preference shares in the capital of FirstService created pursuant to this Plan of Arrangement, designated as "Preference Shares, Series SV", and having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

"FSV Holdco" means FSV Holdco ULC, an unlimited liability company governed by the Business Corporations Act (British Columbia);

"Interim Order" means the interim order of the Court in respect of the Arrangement as contemplated by Section 2.3 of the Arrangement Agreement, as it may be varied or amended;

"Meeting" means the annual and special meeting of FirstService Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, the Stock Option Plan Resolution and the other matters set out in the notice of meeting accompanying the Circular;

"Nasdaq" means The NASDAQ Stock Market (including any applicable tier thereof);

"Net Fair Market Value" means, in respect of any property, the net fair market value of that property determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the time of the FirstService Share Exchange and, in determining Net Fair Market Value, the following principles will apply:

(a)
any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(b)	the amount of any liability will be its principal amount;

(c)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(d)	the portion of the long-term debt due within one year will be treated as a current liability; and

(e)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner;

"New FSV" means New FSV Corporation, a corporation governed by the OBCA;

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"New FSV Multiple Voting Shares" means the shares in the capital of New FSV designated as "Multiple Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "II" to this Plan of Arrangement;

"New FSV Non-Share Consideration" means any non-share consideration paid by New FSV for the Distribution Property;

"New FSV Redemption Note" has the meaning attributed to such term in subsection 3.1(k);

"New FSV Replacement Stock Option" means an option to acquire a New FSV Subordinate Voting Share granted and issued by New FSV to a holder of a FirstService Stock Option in accordance with subsection 3.1(d), with the exercise price of each such New FSV Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such New FSV Replacement Stock Option determined in accordance with the New FSV Stock Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any vesting conditions, as such plan or agreements may be amended by the board of directors of New FSV or a committee thereof;

"New FSV Share Exchange" has the meaning attributed to such term in subsection 3.1(h);

"New FSV Special Shares" means the new series of preference shares in the capital of New FSV created pursuant to this Plan of Arrangement, designated as "Preference Shares, Series Special " and having the rights, privileges, restrictions and conditions set out in Exhibit "V" to this Plan of Arrangement;

"New FSV Stock Option Plan" means the "FirstService Stock Option Plan" of New FSV adopted prior to the Effective Date;

"New FSV Subordinate Voting Shares" means the shares in the capital of New FSV designated as "Subordinate Voting Shares" and having the rights, privileges, restrictions and conditions set out in Exhibit "II" to this Plan of Arrangement;

"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, each as amended from time to time;

"Option Exchange" has the meaning attributed to such term in subsection 3.1(d);

"Paid-Up Capital" has the meaning attributed to that term in subsection 89(1) of the Tax Act;

"Person" means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability company, trustee, executor, administrator, legal representative, government (including any governmental authority) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement, including its exhibits, as it may be amended, modified or supplemented from time to time in accordance with the terms hereof;

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"Prime Rate" means the floating rate of interest established from time to time by The Toronto-Dominion Bank (and reported to the Bank of Canada) as the reference rate of interest The Toronto-Dominion Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by The Toronto-Dominion Bank to such borrowers in Canada and designated by The Toronto-Dominion Bank as its "prime rate";

"Registered Shareholder" means a FirstService Shareholder whose name is set out in the registers of FirstService for the FirstService Subordinate Voting Shares or FirstService Multiple Voting Shares, respectively, maintained by the registrars and transfer agents for such shares;

"Stock Option Plan Resolution" means the ordinary resolution of FirstService Shareholders approving the New FSV Stock Option Plan to be considered at the Meeting;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, each as amended from time to time;

"Tax Proposals" means all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the Effective Time;

"Tax Treaty" means any bilateral tax convention to which Canada is a party that is in force as of the Effective Time; and

"TSX" means the Toronto Stock Exchange.

1.2 Construction. In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)
the division of this Plan of Arrangement into Articles, Sections and subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)
the words "hereunder", "hereof" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section, subsection, paragraph or subparagraph and references to "Articles", "Sections", "subsections", "paragraphs" and "subparagraphs" are to Articles, Sections, subsections, paragraphs and subparagraphs of this Plan of Arrangement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)
the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)
a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

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(f)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

1.3 Currency. Except where otherwise specified, all references to currency herein are to lawful money of the United States of America and "$" and "US$" refer to United States dollars.

1.4 Time. Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario, Canada unless otherwise stipulated herein.

1.5 Exhibits. The following exhibits are attached to this Plan of Arrangement and form a part hereof:

Exhibit "I"	–	Amended and New Share Terms of FirstService
Exhibit "II"	–	Share Terms of New FSV
Exhibit "III"	–	Directors of New FSV and Colliers
Exhibit "IV"	–	By-laws of New FSV
Exhibit "V"	–	Terms of New FSV Special Shares

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement. This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

2.2 Binding Effect.

(a)
This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time on: (i) FirstService, New FSV, FSV Holdco, FCRESI and Colliers; (ii) all FirstService Shareholders (including Dissenting Shareholders); (iii) all holders of FirstService Stock Options; and (iv) the registrars and transfer agents of the securities of FirstService, New FSV, FSV Holdco, FCRESI and Colliers, in each case without any further authorization, act or formality on the part of any Person, except as expressly provided herein.

(b)
The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 3.1 has become effective in the sequence and at the times set out therein.

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ARTICLE 3
ARRANGEMENT

3.1 Arrangement. Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any Person:

(a)	no FirstService Stock Options may be exercised or surrendered after the Effective Time;

(b)
the FirstService Shares held by Dissenting Shareholders, who duly exercise their Dissent Rights and who are ultimately entitled to be paid fair value for those FirstService Shares, as described in paragraph 4.1(a)(i), will be deemed to have been transferred to FirstService, with good and marketable title thereto and free and clear of any Encumbrances, and cancelled and will cease to be outstanding at the Effective Time, and such Dissenting Shareholders will cease to have any rights as FirstService Shareholders other than the right to be paid the fair value for their FirstService Shares by FirstService;

(c)	the FirstService Articles will be amended as follows:

(i)
to change the designation of the FirstService Multiple Voting Shares from "Multiple Voting Shares" to "Class A Multiple Voting Shares", with such class of shares having the rights, privileges, restrictions and conditions set out in the FirstService Articles, as amended in accordance with Exhibit "I" to this Plan of Arrangement;

(ii)
to change the designation of the FirstService Subordinate Voting Shares from "Subordinate Voting Shares" to "Class A Subordinate Voting Shares", with such class of shares having the rights, privileges, restrictions and conditions set out in the FirstService Articles, as amended in accordance with Exhibit "I" to this Plan of Arrangement; and

(iii)	to create and authorize the issuance of (in addition to the shares that FirstService is authorized to issue immediately before such amendment) the following new classes or series of shares:

(A)	an unlimited number of FirstService New Multiple Voting Shares;

(B)	an unlimited number of FirstService New Subordinate Voting Shares;

(C)	an unlimited number of FirstService MV Special Shares; and

(D)	an unlimited number of FirstService SV Special Shares;

and the rights, privileges, restrictions and conditions attaching to each such new class or series of shares of FirstService will be as set out in Exhibit "I" to this Plan of Arrangement;

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(d)
concurrently with the FirstService Share Exchange, each holder of a FirstService Stock Option will dispose of the Exercise Price Proportion of such holder's FirstService Stock Options to New FSV and the remaining portion to FirstService and, as the sole consideration therefor:

(i)	New FSV will grant and issue New FSV Replacement Stock Options to the holder under the New FSV Stock Option Plan; and

(ii)	FirstService will grant and issue FirstService Replacement Stock Options to the holder under the FirstService Stock Option Plan;

(the foregoing, collectively, the "Option Exchange") such that, for each FirstService Subordinate Voting Share that the holder would have been entitled to acquire pursuant to a FirstService Stock Option (and the terms of the FirstService Stock Option Plan), the holder will instead be entitled to acquire one FirstService New Subordinate Voting Share pursuant to the corresponding FirstService Replacement Stock Option and one New FSV Subordinate Voting Share pursuant to the corresponding New FSV Replacement Stock Option. A holder of FirstService Stock Options will receive no consideration for the exchange of such FirstService Stock Options pursuant to the Option Exchange other than FirstService Replacement Stock Options and New FSV Replacement Stock Options, and the FirstService Stock Options so exchanged will be cancelled and terminated concurrently with the Option Exchange. The exercise price of a holder's FirstService Stock Options will be allocated to the FirstService Replacement Stock Options and the New FSV Replacement Stock Options acquired by the holder pursuant to the Option Exchange such that an amount equal to the Exercise Price Proportion of such exercise price (rounded up to the nearest whole cent) will be payable by the holder to New FSV under the New FSV Replacement Stock Options and an amount equal to the remainder of such exercise price will be payable by the holder to FirstService under the FirstService Replacement Stock Options. In furtherance of the Option Exchange, the FirstService Stock Option Plan shall be amended and restated to include provisions that provide that each Person that is a director, officer and/or full-time employee of FirstService or any of its subsidiaries who holds a FirstService Stock Option immediately prior to the Effective Time and who will, following the Effective Time, not be a director, officer and/or full-time employee of Colliers or any of its subsidiaries shall, for so long as such Person remains a director, officer and/or full-time employee, as applicable, of New FSV or any of its subsidiaries on or after the Effective Time, be permitted to hold and exercise his or her Colliers Replacement Stock Options in accordance with their terms as though such Person was a director, officer and/or full-time employee, as applicable, of Colliers or any of its subsidiaries;

(e)
each issued and outstanding FirstService Multiple Voting Share and FirstService Subordinate Voting Share held by a FirstService Shareholder (other than a Dissenting Shareholder) will be exchanged concurrently as follows (the "FirstService Share Exchange"):

(i)	each FirstService Multiple Voting Share will be exchanged for one FirstService New Multiple Voting Share and one FirstService MV Special Share; and

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(ii)	each FirstService Subordinate Voting Share will be exchanged for one FirstService New Subordinate Voting Share and one FirstService SV Special Share;

and the FirstService Multiple Voting Shares and FirstService Subordinate Voting Shares so exchanged will be cancelled. In connection with the FirstService Share Exchange:

(iii)
FirstService will not make a joint election under the provisions of subsections 85(1) or 85(2) of the Tax Act or under any other provisions of the Tax Act (or corresponding provisions of any applicable provincial or foreign tax legislation) with a FirstService Shareholder;

(iv)
the aggregate amount to be added by FirstService to the stated capital accounts of the FirstService New Multiple Voting Shares and the FirstService MV Special Shares issued on the FirstService Share Exchange shall be an amount equal to the aggregate Paid-Up Capital of the FirstService Multiple Voting Shares (excluding any FirstService Multiple Voting Shares transferred to FirstService pursuant to subsection 3.1(b)) immediately before such exchange and such Paid-Up Capital shall be allocated between the FirstService New Multiple Voting Shares and the FirstService MV Special Shares based on the proportion that the fair market value of the FirstService New Multiple Voting Shares and the FirstService MV Special Shares, as the case may be, is of the fair market value of all of the FirstService New Multiple Voting Shares and the FirstService MV Special Shares issued on such exchange; and

(v)
the aggregate amount to be added by FirstService to the stated capital accounts of the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares issued on the FirstService Share Exchange shall be an amount equal to the aggregate Paid-Up Capital of the FirstService Subordinate Voting Shares (excluding any FirstService Subordinate Voting Shares transferred to FirstService pursuant to subsection 3.1(b)) immediately before such exchange and such Paid-Up Capital shall be allocated between the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares based on the proportion that the fair market value of the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares, as the case may be, is of the fair market value of all of the FirstService New Subordinate Voting Shares and the FirstService SV Special Shares issued on such exchange;

(f)
concurrently with the issuance of the FirstService New Subordinate Voting Shares and FirstService SV Special Shares pursuant to the FirstService Share Exchange, the FirstService New Subordinate Voting Shares will, outside and not as part of this Plan of Arrangement, continue to be listed and posted for trading on the TSX and Nasdaq (subject to standard listing conditions imposed by the TSX and Nasdaq in similar circumstances) and, for greater certainty, such continued listing will be effective before the Distribution Property Exchange;

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(g)
the articles of incorporation of New FSV will be amended to create and authorize the issuance of (in addition to the shares New FSV is authorized to issue immediately before such amendment) an unlimited number of New FSV Special Shares, and the rights, privileges, restrictions and conditions attaching to this new series of shares of New FSV will be as set out in Exhibit "V" to this Plan of Arrangement;

(h)
each issued and outstanding FirstService MV Special Share and FirstService SV Special Share will be transferred concurrently to New FSV, with good and marketable title thereto and free and clear of any Encumbrances, in exchange for the issuance of shares of New FSV as follows (as the sole consideration therefor) (the "New FSV Share Exchange"):

(i)	each FirstService MV Special Share will be transferred in exchange for one New FSV Multiple Voting Share; and

(ii)	each FirstService SV Special Share will be transferred in exchange for one New FSV Subordinate Voting Share.

In connection with the New FSV Share Exchange:

(iii)
if requested by an Eligible Holder within 120 days after the Effective Date, New FSV will jointly elect with such Eligible Holder to have the provisions of subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, subsection 85(2) of the Tax Act) and the corresponding provisions of any applicable provincial tax legislation apply to such transfer(s) with the agreed amount(s) in such election to be specified by the Eligible Holder (subject to the limitations in the Tax Act and any applicable provincial tax legislation); and

(iv)	New FSV will add the following amounts to the stated capital of its shares:

(A)
with respect to the New FSV Multiple Voting Shares, an amount equal to the aggregate stated capital of the FirstService MV Special Shares so transferred to New FSV, less the amount, if any, by which the aggregate stated capital of the FirstService MV Special Shares that are subject to the elections under subsections 85(1) or 85(2), as the case may be, of the Tax Act exceeds the aggregate agreed amounts specified in such elections; and

(B)
with respect to the New FSV Subordinate Voting Shares, an amount equal to the aggregate stated capital of the FirstService SV Special Shares so transferred to New FSV, less the amount, if any, by which the aggregate stated capital of the FirstService SV Special Shares that are subject to the elections under subsections 85(1) or 85(2), as the case may be, of the Tax Act exceeds the aggregate agreed amounts specified in such elections;

(i)
concurrently with the issuance of the New FSV Subordinate Voting Shares pursuant to the New FSV Share Exchange, the New FSV Subordinate Voting Shares will, outside and not as part of this Plan of Arrangement, be listed or accepted for trading on the TSX and Nasdaq (subject to standard post-closing listing conditions imposed by the TSX and subject to official notice of issuance by Nasdaq, in each case, in similar circumstances) and, for greater certainty, such listing will be effective before the redemption of the FirstService MV Special Shares and FirstService SV Special Shares pursuant to subsection 3.1(l) and the redemption of the New FSV Special Shares pursuant to subsection 3.1(k);

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(j)
FirstService will transfer to New FSV all of the Distribution Property (the "Distribution Property Exchange"), with good and marketable title thereto and free from any Encumbrances, at a price equal to the fair market value of the Distribution Property at the time of the transfer. The consideration for the Distribution Property so transferred by FirstService to New FSV will consist of the New FSV Non-Share Consideration and the issuance by New FSV to FirstService of 1,000,000 New FSV Special Shares having an aggregate redemption amount, as determined pursuant to the articles of incorporation of New FSV, as amended, equal to the fair market value of the Distribution Property at the time of transfer, less the amount of the New FSV Non-Share Consideration. In connection with the Distribution Property Exchange:

(i)
New FSV and FirstService will jointly elect to have the provisions of subsection 85(1) of the Tax Act, and the corresponding provisions of any applicable provincial tax legislation, apply to the transfer of the Distribution Property. The agreed amount in respect of such election will be an amount equal to the lesser of: (A) the greater of the cost amount (for the purposes of the Tax Act) of the Distribution Property to FirstService immediately before the Distribution Property Exchange and the amount of the New FSV Non-Share Consideration; and (B) the fair market value of the Distribution Property at the time of the Distribution Property Exchange;

(ii)
the amount added to the stated capital of the New FSV Special Shares issued by New FSV to FirstService pursuant to the Distribution Property Exchange will be equal to the agreed amount described in paragraph 3.1(j)(i) for the Distribution Property, less the amount of the New FSV Non-Share Consideration; and

(iii)
as a result of the transfer of the Distribution Property to New FSV, the Net Fair Market Value of the property received by New FSV will be equal to or approximate that proportion of the Net Fair Market Value of all property owned by FirstService immediately before the transfer that:

(A)	the aggregate fair market value of the FirstService MV Special Shares and FirstService SV Special Shares owned by New FSV immediately before the transfer; is of

(B)	the aggregate fair market value of all the issued and outstanding shares of FirstService immediately before the transfer;

(k)
New FSV will redeem for cancellation all of the outstanding New FSV Special Shares held by FirstService for an amount equal to the aggregate redemption amount (as determined pursuant to the articles of incorporation of New FSV, as amended) for such New FSV Special Shares and will issue to FirstService, as the sole consideration therefor, a demand promissory note (the "New FSV Redemption Note") in a principal amount equal to such aggregate redemption amount, and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment, in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the New FSV Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of subsection 84(3) of the Tax Act to the redemption of all of the outstanding New FSV Special Shares is hereby designated by New FSV, to the extent permitted under the Tax Act, as an Eligible Dividend (which designation shall be deemed to have been made at the time of such deemed dividend);

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(l)
FirstService will redeem for cancellation all of the outstanding FirstService MV Special Shares and FirstService SV Special Shares held by New FSV for an amount equal to the aggregate redemption amount (as determined pursuant to the FirstService Articles, as amended) for such FirstService MV Special Shares and FirstService SV Special Shares and will issue to New FSV, as the sole consideration therefor, a demand promissory note (the "FirstService Redemption Note") in a principal amount equal to such aggregate redemption amount, and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment, in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the FirstService Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of subsection 84(3) of the Tax Act to the redemption of all of the outstanding FirstService MV Special Shares and FirstService SV Special Shares is hereby designated by FirstService, to the extent permitted under the Tax Act, as an Eligible Dividend (which designation shall be deemed to have been made at the time of such deemed dividend);

(m)
FirstService will pay the principal amount of the FirstService Redemption Note by transferring to New FSV the New FSV Redemption Note, and the New FSV Redemption Note will be accepted by New FSV in full and absolute payment, satisfaction and discharge of FirstService's obligations under the FirstService Redemption Note. Simultaneously, New FSV will pay the principal amount of the New FSV Redemption Note by transferring to FirstService the FirstService Redemption Note, and the FirstService Redemption Note will be accepted by FirstService in full and absolute payment, satisfaction and discharge of New FSV's obligations under the New FSV Redemption Note. Each of the FirstService Redemption Note and the New FSV Redemption Note will thereupon be cancelled;

(n)	the FirstService Articles, as amended, will be amended as follows:

(i)	to change its name from "FirstService Corporation" to "Colliers International Group Inc."; and

(ii)
to remove all of the FirstService MV Special Shares, FirstService SV Special Shares, FirstService Multiple Voting Shares, FirstService Subordinate Voting Shares, Series 1 Preference Shares of FirstService and 7% Cumulative Preference Shares, Series 1 of FirstService from the authorized capital of FirstService (and to remove all references to the FirstService MV Special Shares, FirstService SV Special Shares, FirstService Multiple Voting Shares, FirstService Subordinate Voting Shares, Series 1 Preference Shares of FirstService and 7% Cumulative Preference Shares, Series 1 of FirstService), such that, following such amendment, FirstService will be authorized to issue an unlimited number of FirstService New Subordinate Voting Shares, an unlimited number of FirstService New Multiple Voting Shares and an unlimited number of preference shares, issuable in one or more series;

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(o)	the articles of New FSV will be amended as follows:

(i)	to change its name from "New FSV Corporation" to "FirstService Corporation"; and

(ii)
to remove all of the New FSV Special Shares from the authorized capital of New FSV (and to remove all references to the New FSV Special Shares), such that, following such amendment, New FSV will be authorized to issue an unlimited number of New FSV Subordinate Voting Shares, an unlimited number of New FSV Multiple Voting Shares and an unlimited number of preference shares, issuable in one or more series, and the rights, privileges, restrictions and conditions attaching to each class of shares of New FSV will be as set out in Exhibit "II" to this Plan of Arrangement;

(p)	the number of directors of New FSV shall be six (6) and the directors of New FSV will be those Persons listed in Part A of Exhibit "III" to this Plan of Arrangement;

(q)
the directors of New FSV will have the authority to appoint one or more additional directors of New FSV, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of New FSV, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of New FSV as contemplated by subsection 3.1(p);

(r)	the by-laws of New FSV will be the by-laws set out in Exhibit "IV" to this Plan of Arrangement, and such by-laws are hereby deemed to have been confirmed by the shareholders of New FSV;

(s)
PricewaterhouseCoopers LLP will be the initial auditors of New FSV, to hold office until the close of the first annual meeting of shareholders of New FSV, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 150 of the OBCA or are removed from office as contemplated by subsection 149(4) of the OBCA, and the directors of New FSV will be authorized to fix their remuneration;

(t)	New FSV will resolve to voluntarily dissolve FSV Holdco in accordance with Part 10 of the Business Corporation Act (British Columbia) and subsection 88(1) of the Tax Act, and in connection therewith:

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(i)
all of the rights, title and interest of FSV Holdco in and to all of its property, assets and business of every kind and nature, real and personal, both tangible and intangible, and movable and immovable, wherever situate shall be transferred and assigned to New FSV; and

(ii)	New FSV shall assume and become liable to pay, satisfy, discharge and observe, perform and fulfill all of the liabilities and obligations of FSV Holdco;

(u)	the FCRESI Arrangements shall, outside and not as part of this Plan of Arrangement, become effective and the FCRESI Governance Agreement shall be terminated and be of no further force and effect;

(v)
the amount standing to the credit of the stated capital account maintained by FCRESI in respect of all of its issued and outstanding shares shall be reduced to the sum of One Dollar ($1.00), in aggregate;

(w)
FirstService and FCRESI shall be amalgamated and continued as one corporation as if, except as otherwise set forth herein, the amalgamation was carried out pursuant to subsection 177(1) of the OBCA to form Colliers in accordance with the following:

(i)	Name: the name of Colliers shall be "Colliers International Group Inc.";

(ii)	Registered Office: the registered office of Colliers shall be 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4;

(iii)
Number of Directors: the number of directors of Colliers shall consist of a minimum number of three (3) directors and a maximum number of twenty (20) directors. Until changed by the shareholders of Colliers, or by the directors of Colliers if authorized to do so, the number of directors of Colliers shall be six (6);

(iv)
Initial Directors: the initial directors of Colliers shall be those Persons listed in Part B of Exhibit "III" to this Plan of Arrangement and such Persons shall hold office until the next annual meeting of the shareholders of Colliers or until their successors are elected or appointed;

(v)	Restrictions on Business and Powers: there shall be no restrictions on the business Colliers may carry on or on the powers it may exercise;

(vi)	Authorized Capital and Rights, Privileges, Restrictions and Conditions: Colliers shall be authorized to issue:

(A)
an unlimited number of Colliers Subordinate Voting Shares having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement in respect of the FirstService New Subordinate Voting Shares;

(B)
an unlimited number of Colliers Multiple Voting Shares having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement in respect of the FirstService New Multiple Voting Shares; and

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(C)	an unlimited number of "Preference Shares", issuable in one or more series, having the rights, privileges, restrictions and conditions set out in Exhibit "I" to this Plan of Arrangement;

(vii)	Restrictions on the Issue, Transfer or Ownership of Shares: there shall be no restrictions on the issue, transfer or ownership of shares of Colliers;

(viii)	By-laws: the by-laws of Colliers shall be the by-laws of FirstService, mutatis mutandis;

(ix)	Effect of Amalgamation: the provisions of section 179 of the OBCA shall apply to the amalgamation with the result that:

(A)	FirstService and FCRESI cease to exist as entities separate from Colliers;

(B)
Colliers possesses all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of FirstService and FCRESI;

(C)	a conviction against, or ruling, order or judgment in favour of or against FirstService or FCRESI may be enforced by or against Colliers; and

(D)
Colliers shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against FirstService or FCRESI before the amalgamation has become effective;

(x)
Articles: the Articles of Arrangement shall be deemed to be the articles of amalgamation and articles of incorporation of Colliers and the Certificate of Arrangement shall be deemed to be the certificate of amalgamation and certificate of incorporation of Colliers;

(xi)
Auditors: PricewaterhouseCoopers LLP will be the initial auditors of Colliers, to hold office until the close of the first annual meeting of shareholders of Colliers, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 150 of the OBCA or are removed from office as contemplated by subsection 149(4) of the OBCA, and the directors of Colliers will be authorized to fix their remuneration;

(xii)	Cancellation and Continuation of Shares: on the amalgamation:

(A)	each issued and outstanding Class A Common Share and Class B Common Share in the capital of FCRESI held by FirstService shall be cancelled without any repayment of capital in respect thereof;

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(B)	no securities will be issued and no assets will be distributed by Colliers in connection with the amalgamation; and

(C)
the issued and outstanding FirstService New Subordinate Voting Shares and FirstService New Multiple Voting Shares shall survive and become, and continue on as, Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares, respectively, without amendment; and

(xiii)	Stated Capital: the stated capital of:

(A)	the Colliers Subordinate Voting Shares will be an amount equal to the stated capital of the FirstService New Subordinate Voting Shares; and

(B)	the Colliers Multiple Voting Shares will be an amount equal to the stated capital of the FirstService New Multiple Voting Shares; and

(x)	concurrently with the continuation of the Colliers Subordinate Voting Shares pursuant to subparagraph 3.1(w)(xii)(C):

(i)
the Colliers Subordinate Voting Shares will, outside and not as part of this Plan of Arrangement, continue be listed and posted for trading on the TSX and Nasdaq (subject to standard listing conditions imposed by the TSX and Nasdaq in similar circumstances); and

(ii)
each outstanding FirstService Replacement Stock Option will become a Colliers Replacement Stock Option entitling the holder thereof to acquire the same number of Colliers Subordinate Voting Shares, and the FirstService Stock Option Plan will become the Colliers Stock Option Plan, with all of the other terms and conditions of, and restrictions on, the Colliers Replacement Stock Options, including exercise price, vesting conditions and exercise or surrender restrictions, being the same as the FirstService Replacement Stock Options.

3.2           Determinations of Stated Capital. All amounts of stated capital for purposes of the OBCA to be determined under this Plan of Arrangement will be determined in accordance with the authorization of the board of directors of the applicable corporation, subject to the limitations in this Plan of Arrangement.

ARTICLE 4
DISSENT RIGHTS

4.1           Rights of Dissent.

(a)
Pursuant to the Interim Order, Registered Shareholders may exercise rights of dissent in accordance with Section 185 of the OBCA, as same may be modified by this Article 4, the Interim Order and any other order of the Court ("Dissent Rights"), with respect to FirstService Shares in connection with the Arrangement, provided that, notwithstanding Section 185 of the OBCA, the written notice setting forth the objection of such Registered Shareholder to the Arrangement contemplated by Section 185 of the OBCA and the exercise of Dissent Rights must be received by FirstService not later than 5:00 p.m. (Toronto, Ontario local time) on the second Business Day preceding the date of the Meeting or any date to which the Meeting may be postponed or adjourned and provided further that Registered Shareholders who duly exercise such Dissent Rights and who:

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(i)
are ultimately entitled to be paid fair value for their FirstService Shares ("Dissenting Shareholders"), which fair value shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is adopted, shall be paid by FirstService the amount therefor determined to be the fair value of such FirstService Shares; and

(ii)
are ultimately not entitled, for any reason, to be paid fair value for their FirstService Shares shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting FirstService Shareholder and shall be entitled to receive only the consideration contemplated in Section 3.1 that such FirstService Shareholder would have received pursuant to the Arrangement if such FirstService Shareholder had not exercised Dissent Rights.

(b)
In no circumstances shall FirstService, New FSV, Colliers or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a Registered Shareholder of the FirstService Shares in respect of which such rights are sought to be exercised.

(c)
For greater certainty, in no case shall FirstService, New FSV, Colliers or any other Person be required to recognize Dissenting Shareholders as holders of FirstService Shares (or as the holder of any securities of FirstService, New FSV, Colliers or any of their respective subsidiaries) after the time that is immediately prior to the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the registers of FirstService Shareholders as at such time. In addition to any other restrictions under Section 185 of the OBCA and for greater certainty, none of the following shall be entitled to exercise Dissent Rights:

(i)	holders of FirstService Stock Options (in relation to the FirstService Stock Options so held); and

(ii)	FirstService Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution; and

(d)	All payments made to a Dissenting Shareholder in accordance with this Article 4 will be subject to, and paid net of, all applicable withholding taxes.

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ARTICLE 5
SHARES

5.1           Registers of Holders.

(a)
Upon the exchange of the FirstService Multiple Voting Shares pursuant to paragraph 3.1(e)(i), the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService Multiple Voting Shares and will be deemed to be added to the registers of holders of FirstService New Multiple Voting Shares and FirstService MV Special Shares as the holder of the number of FirstService New Multiple Voting Shares and FirstService MV Special Shares, respectively, issued to such FirstService Shareholder. Upon the cancellation of the FirstService Multiple Voting Shares pursuant to paragraph 3.1(e)(i), appropriate entries will be made in the register of holders of FirstService Multiple Voting Shares.

(b)
Upon the exchange of the FirstService Subordinate Voting Shares pursuant to paragraph 3.1(e)(ii), the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService Subordinate Voting Shares and will be deemed to be added to the registers of holders of FirstService New Subordinate Voting Shares and FirstService SV Special Shares as the holder of the number of FirstService New Subordinate Voting Shares and FirstService SV Special Shares, respectively, issued to such FirstService Shareholder. Upon the cancellation of the FirstService Subordinate Voting Shares pursuant to paragraph 3.1(e)(ii), appropriate entries will be made in the register of holders of FirstService Subordinate Voting Shares.

(c)	Upon the transfer of the FirstService MV Special Shares pursuant to paragraph 3.1(h)(i):

(i)
the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService MV Special Shares and will be deemed to be added to the register of holders of New FSV Multiple Voting Shares; and

(ii)
New FSV will be deemed to be recorded as the registered holder of the FirstService MV Special Shares on the register of holders of FirstService MV Special Shares and will be deemed to be the legal and beneficial owner thereof.

(d)	Upon the transfer of the FirstService SV Special Shares pursuant to paragraph 3.1(h)(ii):

(i)
the name of each relevant FirstService Shareholder will be deemed to be removed from the register of holders of FirstService SV Special Shares and will be deemed to be added to the register of holders of New FSV Subordinate Voting Shares; and

(ii)
New FSV will be deemed to be recorded as the registered holder of the FirstService SV Special Shares on the register of holders of FirstService SV Special Shares and will be deemed to be the legal and beneficial owner thereof.

(e)	Upon the transfer of the Distribution Property pursuant to subsection 3.1(j):

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(i)
FirstService will be deemed to be removed from the register of holders of common shares in the capital of FSV Holdco and will be deemed to be added to the register of holders of New FSV Special Shares; and

(ii)
New FSV will be deemed to be recorded as the registered holder of all common shares in the capital of FSV Holdco on the register of holders of common shares in the capital of FSV Holdco and will be deemed to be the legal and beneficial owner thereof.

(f)
Upon the redemption of the New FSV Special Shares pursuant to subsection 3.1(k), FirstService will be deemed to be removed from the register of holders of New FSV Special Shares and appropriate entries will be made in the register of holders of New FSV Special Shares.

(g)
Upon the redemption of the FirstService MV Special Shares and FirstService SV Special Shares pursuant to subsection 3.1(l), New FSV will be deemed to be removed from the registers of holders of FirstService MV Special Shares and FirstService SV Special Shares and appropriate entries will be made in the registers of holders of FirstService MV Special Shares and FirstService SV Special Shares.

(h)
Upon the FCRESI Arrangements becoming, outside and not as part of this Plan of Arrangement, effective pursuant to subsection 3.1(u), appropriate entries will be made in the register of holders of FirstService New Subordinate Voting Shares in respect of any FirstService New Subordinate Voting Shares issued in connection therewith.

(i)	Upon the amalgamation of FirstService and FCRESI pursuant to subsection 3.1(w):

(i)	the register of holders of FirstService New Multiple Voting Shares will be deemed to be the register of holders of Colliers Multiple Voting Shares; and

(ii)	the register of holders of FirstService New Subordinate Voting Shares will be deemed to be the register of holders of Colliers Subordinate Voting Shares.

5.2           Deemed Fully Paid and Non-Assessable Shares. All FirstService New Multiple Voting Shares, FirstService New Subordinate Voting Shares, FirstService MV Special Shares, FirstService SV Special Shares, New FSV Multiple Voting Shares, New FSV Subordinate Voting Shares, New FSV Special Shares, Colliers Multiple Voting Shares and Colliers Subordinate Voting Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

ARTICLE 6
DELIVERY OF CONSIDERATION

6.1           Entitlement to Share Certificates and Payments.

(a)
Upon the Arrangement becoming effective, from and including the Effective Date to and including the Distribution Record Date, share certificates previously representing FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares that were exchanged in accordance with the provisions of this Plan of Arrangement will represent the Colliers Subordinate Voting Shares, Colliers Multiple Voting Shares, New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares to be issued to FirstService Shareholders under this Plan of Arrangement.

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(b)
As soon as practicable after the Distribution Record Date, there will be delivered to each FirstService Shareholder of record at the close of business on the Distribution Record Date certificates representing New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares to which such holder is entitled pursuant to the provisions of this Plan of Arrangement.

(c)
The certificates representing the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares will be deemed, for all purposes from and after the Effective Time, to be certificates representing the Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares, and accordingly, no new certificates will be issued representing such Colliers Subordinate Voting Shares and Colliers Multiple Voting Shares.

(d)
Share certificates representing New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares will be sent to FirstService Shareholders by first class mail at the most recent address for each FirstService Shareholder on the lists of registered FirstService Shareholders maintained by the registrars and transfer agents for the FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares, respectively.

(e)	No certificates will be issued for shares that are issued and subsequently cancelled in accordance with the provisions of this Plan of Arrangement.

(f)
If any certificate which immediately prior to the Effective Time represented an interest in outstanding FirstService Subordinate Voting Shares and/or FirstService Multiple Voting Shares that were exchanged for Colliers Subordinate Voting Shares, Colliers Multiple Voting Shares, New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares, as applicable, pursuant to the provisions of this Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the registrars and transfer agents for the FirstService Subordinate Voting Shares and/or FirstService Multiple Voting Shares, as applicable, will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of FirstService/Colliers and New FSV and their respective transfer agents, which bond is in form and substance satisfactory to each of FirstService/Colliers and New FSV and their respective transfer agents, or shall otherwise indemnify FirstService/Colliers and New FSV and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

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(g)
All dividends or other distributions, if any, made with respect to any New FSV Subordinate Voting Shares and New FSV Multiple Voting Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the applicable transfer agent thereof to be held by the applicable transfer agent thereof in trust for the registered holder thereof. The applicable transfer agent shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the applicable transfer agent in such form as the applicable transfer agent may reasonably require, such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes.

6.2           Withholding Rights. Each of FirstService, New FSV and Colliers (and their transfer agents on their behalf) shall be entitled to deduct and withhold from amounts payable under this Plan of Arrangement such amounts as each of FirstService, New FSV and Colliers (and their transfer agents on their behalf) is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted in accordance with applicable law to the appropriate taxing authority.

6.3           Restatement of Articles. Outside and not as part of this Plan of Arrangement, the articles of: (a) Colliers may be restated to reflect the amendments made thereto pursuant to this Plan of Arrangement and such amended and restated articles may be filed by Colliers with the Director pursuant to the OBCA; and (b) New FSV may be restated to reflect the amendments made thereto pursuant to this Plan of Arrangement and such amended and restated articles may be filed by New FSV with the Director pursuant to the OBCA.

6.4           No Encumbrances. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

6.5           Paramountcy. From and after the Effective Time: (a) this Plan of Arrangement shall apply to any and all FirstService Shares and FirstService Stock Options issued prior to the Effective Time; (b) the rights and obligations of the Registered Shareholders and holders of FirstService Stock Options and FirstService, New FSV, Colliers and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any FirstService Shares or FirstService Stock Options shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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ARTICLE 7
AMENDMENTS

7.1           Amendments to Plan of Arrangement.

(a)
This Plan of Arrangement may at any time and from time to time whether before or after the Interim Order or the Final Order, but not later than the Effective Date, be amended, modified or supplemented unilaterally by FirstService, provided that each such amendment, modification or supplement is contained in a written document which is filed with the Court and, if made following the Meeting, is approved by the Court and communicated to any Persons in the manner required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by FirstService at any time prior to or at the Meeting with or without any other prior notice or communication to any other Persons (other than as may be required under the Interim Order) and, if so proposed and accepted by the FirstService Shareholders voting at the Meeting, will become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Meeting will be effective only if it is consented to by FirstService and, if required by the Court, is communicated and/or consented to by the FirstService Shareholders in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

(e)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by Colliers and New FSV without the approval of the Court, the shareholders of Colliers or the shareholders of New FSV, provided that it concerns a matter which, in the reasonable opinion of Colliers and New FSV, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder or former holder of FirstService Shares, Colliers Subordinate Voting Shares, Colliers Multiple Voting Shares, New FSV Subordinate Voting Shares or New FSV Multiple Voting Shares.

ARTICLE 8
FURTHER ASSURANCES

8.1           Further Assurances. Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

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EXHIBIT "I"
TO PLAN OF ARRANGEMENT

AMENDED AND NEW SHARE TERMS OF FIRSTSERVICE

Share terms attaching to the FirstService Subordinate Voting Shares (as amended), FirstService New Subordinate Voting Shares, FirstService Multiple Voting Shares (as amended), Preference Shares (existing), FirstService New Multiple Voting Shares, FirstService SV Special Shares and FirstService MV Special Shares at the time of the Amendments Contemplated in Subsection 3.1(c) of the Plan of Arrangement

Capitalized terms used herein without definition have the meanings given to them in the Plan of Arrangement or the applicable articles of the entity being referred to.

FirstService Subordinate Voting Shares,
FirstService Multiple Voting Shares and Preference Shares

A.	The FirstService Articles are hereby amended by replacing Section 2.01 thereof in its entirety with the following:

2.01           The holders of the Class A Subordinate Voting Shares shall be entitled to receive notice of, to attend and speak at and to vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of another class as such or the holders of a series of shares of another class as such, and at such meeting shall have two (2) votes for each Class A Subordinate Voting Share held.

B.	The FirstService Articles are hereby amended by replacing Section 3.01 thereof in its entirety with the following:

3.01           The holders of the Class A Multiple Voting Shares shall be entitled to receive notice of, and to attend and speak at and vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of shares of another class as such or of the holders of a series of shares of another class as such, and at such meeting shall have forty (40) votes for each Class A Multiple Voting Share held.

C.	Section 1.00 of the FirstService Articles, and the terms of the Preference Shares, are hereby confirmed as follows:

1.00           THE PREFERENCE SHARES

1.01           The Preference Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by the board of directors of the Corporation. The directors shall by resolution fix, from time to time, before the issue of any series of Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching thereto including, without limiting the generality of the foregoing, the provision of a purchase fund, the right of the Corporation to purchase such shares for cancellation, the rate of preferential dividends, the dates of payment thereof, the date or dates from which any such preferential dividends shall accrue, redemption rights including purchase or redemption price, terms and conditions of redemption, conversion rights and any sinking fund or other provisions, and authorize the issuance thereof.

Exhibit "I" - 1

1.02           The directors before the issue of any Preference Shares of a series shall file with the Director appointed under the Business Corporations Act (Ontario) or any successor statute of the Province of Ontario which is from time to time in force (the "Act"), Articles of Amendment designating such series and specifying the number, designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, and prohibitions attached thereto, and shall obtain a certificate from the Director with respect thereto.

1.03           The Preference Shares of each series shall be entitled to preference over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares as may be determined with respect to the respective series authorized to be issued.

1.04           The holders of the Preference Shares shall not be entitled as such, except as required by law, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting, but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

FirstService New Subordinate Voting Shares
and FirstService New Multiple Voting Shares

D.	The FirstService Articles are hereby amended by inserting the following as new Sections 9.00, 10.00, 11.00, 12.00 and 13.00:

9.00           SUBORDINATE VOTING SHARES

9.01           The holders of the Subordinate Voting Shares shall be entitled to receive notice of, to attend and speak at and to vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of another class as such or the holders of a series of shares of another class as such, and at such meeting shall have one (1) vote for each Subordinate Voting Share held.

Exhibit "I" - 2

9.02           Subject to any provisions of the Business Corporations Act (Ontario) or any successor statute of the Province of Ontario which is from time to time in force (the "Act") and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Subordinate Voting Shares may then be listed, all or any part of the Subordinate Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

9.03           The Subordinate Voting Shares shall not be redeemable by the Corporation.

9.04           If the Act would in effect require in the absence of this Section 9.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Subordinate Voting Shares, or to create special shares ranking in priority to or on a parity with the Subordinate Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Subordinate Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Subordinate Voting Shares duly called for that purpose and, at such meeting, each holder of Subordinate Voting Shares shall be entitled to one vote for each Subordinate Voting Share held.

9.05           The holders of the Subordinate Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of any class or series having rights or privileges equal or superior to the Subordinate Voting Shares; or

(2)	create a new class of shares equal or superior to the Subordinate Voting Shares.

9.06

(1)	For the purposes of this Section 9.06:

(a)	"affiliate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(b)	"associate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(c)	"Conversion Period" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(d)	"Converted Shares" means Multiple Voting Shares resulting from the conversion of Subordinate Voting Shares into Multiple Voting Shares pursuant to subsection 9.06(2);

(e)	"Exclusionary Offer" means an offer to purchase Multiple Voting Shares that:

Exhibit "I" - 3

(i)
must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Multiple Voting Shares are listed, be made to all or substantially all holders of Multiple Voting Shares who are in a province of Canada to which the requirement applies;

(ii)
is not made concurrently with an offer to purchase Subordinate Voting Shares that is identical to the offer to purchase Multiple Voting Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror and, in all other material respects, that has no condition attached other than the right not to take up and pay for shares tendered if no shares are tendered pursuant to the offer for Multiple Voting Shares, and, for the purposes of this definition, if an offer to purchase Multiple Voting Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for clause 9.06(1)(e)(ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Subordinate Voting Shares;

(f)	"Expiry Date" means the last date upon which holders of Multiple Voting Shares may accept an Exclusionary Offer;

(g)	"Offer Date" means the date on which an Exclusionary Offer is made;

(h)
"Offeror" means a person or company that makes an offer to purchase Multiple Voting Shares (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

(i)	"transfer agent" means the transfer agent for the time being of the Multiple Voting Shares.

(2)
Subject to subsection 9.06(5), if an Exclusionary Offer is made, each outstanding Subordinate Voting Share shall be convertible into one Multiple Voting Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Subordinate Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Subordinate Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Multiple Voting Shares as above prescribed and in accordance with subsection 9.06(4). If less than all of the Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Subordinate Voting Shares represented by the original share certificate which are not to be converted.

Exhibit "I" - 4

(3)
An election by a holder of Subordinate Voting Shares to exercise the conversion right provided for in subsection 9.06(2) shall be deemed to also constitute an irrevocable election by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Subordinate Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Subordinate Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Subordinate Voting Shares pursuant to such deemed election shall become effective:

(a)
in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(b)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(4)
No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the Offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror pursuant to the offer. If Converted Shares are converted into Subordinate Voting Shares pursuant to subsection 9.06(3), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Subordinate Voting Shares representing the Subordinate Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this sub-paragraph.

(5)	Subject to subsection 9.06(6), the conversion right provided for in subsection 9.06(2) shall not come into effect if:

(a)
prior to the time at which the Exclusionary Offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

Exhibit "I" - 5

(i)
accept any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv)
transfer any Multiple Voting Shares, directly or indirectly, during the time at which any Exclusionary. Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Multiple Voting Shares transferred or to be transferred to each transferee; or

(b)
within seven days after the Offer Date there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i)	the number of Multiple Voting Shares owned by the shareholder;

(ii)	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii)
that such shareholder shall not accept the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(iv)
that such shareholder shall not transfer any Multiple Voting Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of. Multiple Voting Shares transferred or to be transferred to each transferee if this information is known to the transferor.

(6)
If notice referred to in clause 9.06(5)(a)(i), 9.06(5)(a)(iv), 9.06(5)(b)(iii) or 9.06(5)(b)(iv) is given and the conversion right provided for in subsection 9.06(2) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, make a determination as to whether there are subsisting certifications that comply with either paragraph 9.06(5)(a) or 9.06(5)(b) from shareholders of the Corporation who own in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the offer by the Offeror. For the subject of such notice shall be deemed to have taken place at the time of the determination, and the shares that are the subject of such notice shall be deemed to have been transferred to a person or company from whom the transfer agent has not received such a certification unless the transfer agent is otherwise advised either by such notice or by the transferee in writing. If the transfer agent determines that there are not such subsisting certifications, subsection 9.06(5) shall cease to apply and the conversion right provided for in subsection 9.06(2) shall be in effect for the remainder of the Conversion Period.

Exhibit "I" - 6

(7)
As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Subordinate Voting Shares a notice advising the holders as to whether they are entitled to convert their Subordinate Voting Shares into Multiple Voting Shares and the reasons therefor. If such notice discloses that they are not so entitled but is subsequently determined that they are so entitled by virtue of subsection 9.06(6) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

(8)	If a notice referred to in subsection 9.06(7) discloses that the conversion right has come into effect, the notice shall:

(a)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(b)	include the information set out in subsection 9.06(3); and

(c)
be accompanied by a copy of the offer and all other material sent to holders of Multiple Voting Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Multiple Voting Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Subordinate Voting Shares.

(9)
Prior to or forthwith after sending any notice referred to in subsection 9.06(7), the Corporation shall cause a press release to be issued to a Canadian national news ticker service, describing the contents of the notice.

10.00           MULTIPLE VOTING SHARES

10.01           The holders of the Multiple Voting Shares shall be entitled to receive notice of, and to attend and speak at and vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of shares of another class as such or of the holders of a series of shares of another class as such, and at such meeting shall have twenty (20) votes for each Multiple Voting Share held.

Exhibit "I" - 7

10.02           Subject to any provisions of the Act and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Multiple Voting Shares may then be listed, all or any part of the Multiple Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

10.03           The Multiple Voting Shares shall not be redeemable by the Corporation.

10.04           If the Act would in effect require in the absence of this Section 10.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Multiple Voting Shares, or to create special shares ranking in priority to or on a parity with the Multiple Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Multiple Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Multiple Voting Shares duly called for that purpose and, at such meeting, each holder of Multiple Voting Shares shall be entitled to one vote for each Multiple Voting Shares held.

10.05           The holders of the Multiple Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Multiple Voting Shares; or

(2)	create a new class of shares equal or superior to the Multiple Voting Shares.

10.06           Each Multiple Voting Share shall be convertible at any time, at the option of the holder thereof, into a Subordinate Voting Share, on the basis of one Subordinate Voting Share for each Multiple Voting Share so converted. The holder of Multiple Voting Shares desiring to convert such Multiple Voting Shares into Subordinate Voting Shares on the basis aforesaid shall deliver to the transfer agent for the time being of the Subordinate Voting Shares the share certificate or share certificates representing the Multiple Voting Shares which the holder desires to so convert accompanied by a written notice duly executed by such holder or his attorney duly authorized in writing, which notice shall state that such holder elects to convert the Multiple Voting Shares represented by such share certificate or share certificates into Subordinate Voting Shares in accordance with the provisions hereof and which notice shall further state the name or names (with addresses) in which the share certificate or certificates for Subordinate Voting Shares issuable on such conversion shall be issued and, if any of the Subordinate Voting Shares into which such Multiple Voting Shares are to be converted are to be issued to a person or persons other than the holder of such Multiple Voting Shares, there shall be paid to such transfer agent, for the account of the Corporation, any transfer taxes which may properly be payable. If any such share certificate or share certificates representing any of the Subordinate Voting Shares issuable on conversion are directed to be issued to any person other than the holder of such Multiple Voting Shares, the signature of such holder shall be guaranteed by a Canadian chartered bank or such other financial institution as such transfer agent may require. Such holder shall, in addition, comply with such other reasonable requirements as such transfer agent may prescribe. As

Exhibit "I" - 8

promptly as practicable after the receipt of such notice of election to convert, the payment of such transfer tax (if any), the delivery of such share certificate or share certificates and compliance with all reasonable requirements of the transfer agent as aforesaid, the Corporation shall cause the transfer agent for the Subordinate Voting Shares to issue and deliver in accordance with such notice of election to convert a share certificate or share certificates representing the number of Subordinate Voting Shares into which such Multiple Voting Shares have been converted in accordance with the provisions of this Section 10.06. Such conversion shall be deemed to have been made immediately prior to the close of business on the date on which all conditions precedent to the conversion of such Multiple Voting Shares have been fulfilled and the person or persons in whose name or names any share certificate or share certificates for Subordinate Voting Shares shall be issuable shall be deemed to have become on the said date the holder or holders of record of the Subordinate Voting Shares represented thereby; provided, however, that if the transfer books of the Corporation for Subordinate Voting Shares shall be closed on the said date, the Corporation shall not be required to issue Subordinate Voting Shares upon such conversion until the date on which such transfer books shall be re-opened and such person or persons shall not be deemed to have become the holder or holders of record of such Subordinate Voting Shares until the said date on which such transfer books shall be reopened. There shall be no payment or adjustment on account of any unpaid dividends on the Multiple Voting Shares converted or on account of any dividends on the Subordinate Voting Shares resulting from such conversion. In the event that part only of the Multiple Voting Shares represented by any share certificate shall be converted, a share certificate for the remainder of the Multiple Voting Shares represented by the said share certificate shall be delivered to the holder converting without charge.

11.00	DIVIDENDS AND DISTRIBUTION RIGHTS OF THE SUBORDINATE AND MULTIPLE VOTING SHARES

11.01           All dividends which are declared in any year in the discretion of the directors on all of the Subordinate Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a greater amount per share than on all of the Multiple Voting Shares at the time outstanding. All dividends which are declared in any year, in the discretion of the directors, on all of the Multiple Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a lesser amount per share than on all of the Subordinate Voting Shares outstanding. If any stock dividend is declared on Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, lesser amounts per share are declared at the same time on the Multiple Voting Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Subordinate Voting Shares. If any stock dividend is declared on Multiple Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, greater amounts per share are paid at the same time on the Subordinate Voting. Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Multiple Voting Shares.

Exhibit "I" - 9

11.02           All distributions other than dividends (including, but without limiting the generality of the foregoing, any distribution of rights, warrants or options to purchase securities of the Corporation), and all such distributions which may at any time or from time to time be authorized or made:

(1)
in respect of the Subordinate Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, greater quantities or amounts per share than on all Multiple Voting Shares then outstanding without preference or distinction; and

(2)
in respect of the Multiple Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, lesser quantities or amounts per share than on all Subordinate Voting Shares then outstanding without preference or distinction.

12.00	SUBDIVISIONS, CONSOLIDATIONS, RECLASSIFICATIONS, WINDING-UP AND LIQUIDATION, ETC.

12.01           No subdivision, consolidation, reclassification or other change of the Subordinate Voting Shares or the Multiple Voting Shares shall be made unless at the time an equivalent or comparable subdivision, consolidation, reclassification or change is made with respect to all of the Multiple Voting Shares and Subordinate Voting Shares, respectively, which are then outstanding.

12.02           In any case where a fraction of a Subordinate Voting Shares or a Multiple Voting Shares would otherwise be issuable on a subdivision, consolidation, reclassification or change of one or more Subordinate Voting Shares or Multiple Voting Shares, the Corporation shall in lieu thereof adjust such fractional interest by the payment by cheque (to the nearest cent) of an amount related or equivalent to the then current market value of such fractional interest computed on the basis of the last board lot sale price (or the last bid price, if there has been no board lot sale) for the Subordinate Voting Shares on the Toronto Stock Exchange (or on such stock exchange in Canada on which the Subordinate Voting Shares are listed or traded as may be selected for such purpose by the directors of the Corporation) on the business day on which such stock exchange was open next preceding the date of such subdivision, consolidation, reclassification or change or if the Subordinate Voting Shares are not then listed on any stock exchange, then the current market price in any public market in which the Subordinate Voting Shares are traded and otherwise in the discretion of the board of directors.

12.03           In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding-up its affairs, all of the property and assets of the Corporation available for distribution to the shareholders of the Corporation shall, after providing for preferential payment of the amounts required to be paid under and in respect of any Preference Shares or series thereof ranking in priority, shall be paid or distributed in equal amounts per share on all Subordinate Voting Shares and Multiple Voting Shares at the time outstanding without preference or distinction and the holders thereof shall as such participate on a share-for-share basis equally therein.

Exhibit "I" - 10

13.00	PROVISIONS RELATING TO SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

13.01           Notwithstanding any of the provisions herein, the Articles of the Corporation hereby provide that, for the purposes of the take-over bid and issuer bid provisions of the Securities Act (Ontario) and the rules and regulations thereunder, in each case, as amended from time to time: (a) the Subordinate Voting Shares and the Multiple Voting Shares shall be treated as, and are hereby deemed to constitute, one class of voting securities; and (b) the published market for such one class of voting securities shall be deemed to be the published market of the Subordinate Voting Shares. For greater certainty, the provisions of this Section 13.01 shall have no application in the event of a purchase of Multiple Voting Shares at a price per share not in excess of the aggregate of: (i) the "market price" per share (at the time of such purchase) determined in accordance with the provisions of the Securities Act (Ontario) and the rules and regulations thereunder (in each case, as amended or replaced from time to time) together with any permitted premium, plus (ii) reasonable brokerage fees or other commissions calculated on a per share basis. For the purposes of this Section 13.01, "market price" is as defined in Section 1.3 of Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids made under the Securities Act (Ontario) (as such section is amended or replaced from time to time).

FirstService SV Special Shares and FirstService MV Special Shares

E.
The FirstService Articles are hereby amended by inserting the following immediately following the rights, privileges, restrictions and conditions of the Subordinate Voting Shares and Multiple Voting Shares:

FirstService MV Special Shares

14.00           PREFERENCE SHARES, SERIES MV

The third series of the Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shares shall be designated as "Preference Shares, Series MV" (collectively, the "FirstService MV Special Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares of the Corporation as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

14.01           Dividends

(1)
The holders of FirstService MV Special Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors of Corporation out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends.

(2)
Except with the consent in writing of the holders of all of the FirstService MV Special Shares, no dividend shall at any time be declared and paid on, or declared and set apart for payment on, the Class A Subordinate Voting Shares, the Subordinate Voting Shares, Class A Multiple Voting Shares or the Multiple Voting Shares unless, after the payment of such dividend, the realizable value of the assets of the Corporation would not be less than the FirstService MV Special Share Redemption Price (as hereinafter defined).

Exhibit "I" - 11

14.02           Redemption. The Corporation may, to the extent permitted by applicable law, redeem at any time the whole, or from time to time any part, of the FirstService MV Special Shares then outstanding on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of a redemption price per FirstService MV Special Share equal to the total of the following two amounts:

(1)	that amount which is equal to the quotient obtained when:

(a)	the Butterfly Proportion Amount (as hereinafter defined) multiplied by a fraction:

(i)
the numerator of which is the fair market value of all of the issued and outstanding Class A Multiple Voting Shares as determined immediately prior to effecting the FirstService Share Exchange (as hereinafter defined); and

(ii)
the denominator of which is the fair market value of all of the issued and outstanding Class A Multiple Voting Shares and Class A Subordinate Voting Shares as determined immediately prior to effecting the FirstService Share Exchange;

is divided by:

(b)	the number of FirstService MV Special Shares issued in connection with the FirstService Share Exchange;

plus:

(2)	that amount which is equal to all declared and unpaid dividends on such FirstService MV Special Share;

the whole constituting and being herein referred to in these provisions as the "FirstService MV Special Share Redemption Price", and the aggregate amount required to redeem all of the FirstService MV Special Shares then outstanding being the "FirstService MV Special Shares Redemption Amount". For the purposes of this Section 14.00 and Section 15.00:

(3)
"Butterfly Proportion Amount" means that amount which is equal to the result obtained when the fair market value of all of the issued and outstanding Class A Multiple Voting Shares and Class A Subordinate Voting Shares, determined immediately prior to effecting the FirstService Share Exchange, is multiplied by the fraction A/B where:

Exhibit "I" - 12

A	=
is the Net Fair Market Value of the Distribution Property to be transferred by the Corporation to New FSV as described in subsection 3.1(j) of the Plan of Arrangement, determined immediately before the Distribution Property Exchange; and

B	=	is the Net Fair Market Value of all property owned by the Corporation immediately before the Distribution Property Exchange, determined immediately before the Distribution Property Exchange;

(4)	"Distribution Property" has the meaning attributed to such term in the Plan of Arrangement;

(5)	"Distribution Property Exchange" has the meaning attributed to such term in the Plan of Arrangement;

(6)	"FirstService Share Exchange" has the meaning attributed to such term in the Plan of Arrangement;

(7)
"Net Fair Market Value" means, in respect of any property, the net fair market value of that property determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the time of the FirstService Share Exchange and, in determining Net Fair Market Value, the following principles will apply:

(a)
any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(b)	the amount of any liability will be its principal amount;

(c)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(d)	the portion of the long-term debt due within one year will be treated as a current liability; and

(e)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner;

(8)	"New FSV" has the meaning attributed to such term in the Plan of Arrangement; and

(9)	"Plan of Arrangement" means the Plan of Arrangement to which this Exhibit "I" is attached.

14.03           Retraction. Any holder of FirstService MV Special Shares shall be entitled to require the Corporation to redeem, subject to the requirements of applicable law, at any time all of the FirstService MV Special Shares registered in the name of such holder on the books of the Corporation at the redemption price per share equal to the FirstService MV Special Share Redemption Price by tendering to the Corporation at the registered office of the Corporation a certificate or certificates representing all of the FirstService MV Special Shares held by such holder together with a notice in writing specifying: (1) that the holder desires to have the FirstService MV Special Shares represented by such certificate or certificates redeemed by the Corporation; and (2) the business day (the "Retraction MV Date") on which the holder desires to have the Corporation redeem such FirstService MV Special Shares. Following receipt of such share certificate or certificates and written notice, the Corporation will, on the Retraction MV Date (or as soon as practicable thereafter), redeem such FirstService MV Special Shares by paying to the holder the FirstService MV Special Share Redemption Price for each FirstService MV Special Share so redeemed.

Exhibit "I" - 13

14.04           Dissolution, Liquidation or Winding-up. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of FirstService MV Special Shares shall be entitled to receive from the assets of the Corporation an amount equal to the FirstService MV Special Shares Redemption Amount before any amount shall be paid or any assets of the Corporation distributed upon any liquidation, dissolution or winding-up of the Corporation to the holders of the Class A Subordinate Voting Shares, the Subordinate Voting Shares, the Class A Multiple Voting Shares or the Multiple Voting Shares. After payment to the holders of FirstService MV Special Shares of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

14.05           Cancellation. Any FirstService MV Special Share that is redeemed by the Corporation pursuant to this Section 14.00 will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the FirstService MV Special Share Redemption Price by the Corporation to or for the benefit of the holder thereof.

14.06           Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purpose of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each FirstService MV Special Share which is to be redeemed, acquired or cancelled, will be the amount designated pursuant to the resolution of the directors of the Corporation made in connection with the issuance of such FirstService MV Special Share, and the amount specified in respect of such share, at the time of issuance thereof, will be expressed as a fixed dollar amount that will not be determined by formula or be subject to change thereafter, and such amount will not exceed the fair market value of the consideration for which such FirstService MV Special Share is issued.

FirstService SV Special Shares

15.00           PREFERENCE SHARES, SERIES SV

The fourth series of the Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shares shall be designated as "Preference Shares, Series SV" (collectively, the "FirstService SV Special Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares of the Corporation as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

Exhibit "I" - 14

15.01           Dividends

(1)
The holders of FirstService SV Special Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors of Corporation out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends.

(2)
Except with the consent in writing of the holders of all of the FirstService SV Special Shares, no dividend shall at any time be declared and paid on, or declared and set apart for payment on, the Class A Subordinate Voting Shares, the Subordinate Voting Shares, Class A Multiple Voting Shares or the Multiple Voting Shares unless, after the payment of such dividend, the realizable value of the assets of the Corporation would not be less than the FirstService SV Special Share Redemption Price (as hereinafter defined).

15.02           Redemption. The Corporation may, to the extent permitted by applicable law, redeem at any time the whole, or from time to time any part, of the FirstService SV Special Shares then outstanding on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of a redemption price per FirstService SV Special Share equal to the total of the following two amounts:

(1)	that amount which is equal to the quotient obtained when:

(a)	the Butterfly Proportion Amount (as such term is defined in Section 14.02) multiplied by a fraction:

(i)
the numerator of which is the fair market value of all of the issued and outstanding Class A Subordinate Voting Shares as determined immediately prior to effecting the FirstService Share Exchange (as such term is defined in Section 14.02); and

(ii)
the denominator of which is the fair market value of all of the issued and outstanding Class A Multiple Voting Shares and Class A Subordinate Voting Shares as determined immediately prior to effecting the FirstService Share Exchange (as such term is defined in Section 14.02);

is divided by:

(b)	the number of FirstService SV Special Shares issued in connection with the FirstService Share Exchange (as such term is defined in Section 14.02);

plus:

(2)	that amount which is equal to all declared and unpaid dividends on such FirstService SV Special Share;

the whole constituting and being herein referred to in these provisions as the "FirstService SV Special Share Redemption Price", and the aggregate amount required to redeem all of the FirstService SV Special Shares then outstanding being the "FirstService SV Special Shares Redemption Amount".

Exhibit "I" - 15

15.03           Retraction. Any holder of FirstService SV Special Shares shall be entitled to require the Corporation to redeem, subject to the requirements of applicable law, at any time all of the FirstService SV Special Shares registered in the name of such holder on the books of the Corporation at the redemption price per share equal to the FirstService SV Special Share Redemption Price by tendering to the Corporation at the registered office of the Corporation a certificate or certificates representing all of the FirstService SV Special Shares held by such holder together with a notice in writing specifying: (1) that the holder desires to have the FirstService SV Special Shares represented by such certificate or certificates redeemed by the Corporation; and (2) the business day (the "Retraction SV Date") on which the holder desires to have the Corporation redeem such FirstService SV Special Shares. Following receipt of such share certificate or certificates and written notice, the Corporation will, on the Retraction SV Date (or as soon as practicable thereafter), redeem such FirstService SV Special Shares by paying to the holder the FirstService SV Special Share Redemption Price for each FirstService SV Special Share so redeemed.

15.04           Dissolution, Liquidation or Winding-up. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of FirstService SV Special Shares shall be entitled to receive from the assets of the Corporation an amount equal to the FirstService SV Special Shares Redemption Amount before any amount shall be paid or any assets of the Corporation distributed upon any liquidation, dissolution or winding-up of the Corporation to the holders of the Class A Subordinate Voting Shares, the Subordinate Voting Shares, the Class A Multiple Voting Shares or the Multiple Voting Shares. After payment to the holders of FirstService SV Special Shares of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

15.05           Cancellation. Any FirstService SV Special Share that is redeemed by the Corporation pursuant to this Section 15.00 will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the FirstService SV Special Share Redemption Price by the Corporation to or for the benefit of the holder thereof.

15.06           Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purpose of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each FirstService SV Special Share which is to be redeemed, acquired or cancelled, will be the amount designated pursuant to the resolution of the directors of the Corporation made in connection with the issuance of such FirstService SV Special Share, and the amount specified in respect of such share, at the time of issuance thereof, will be expressed as a fixed dollar amount that will not be determined by formula or be subject to change thereafter, and such amount will not exceed the fair market value of the consideration for which such FirstService SV Special Share is issued.

Exhibit "I" - 16

EXHIBIT "II"
TO PLAN OF ARRANGEMENT

SHARE TERMS OF NEW FSV

1.00           THE PREFERENCE SHARES

1.01           The Preference Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by the board of directors of the Corporation. The directors shall by resolution fix, from time to time, before the issue of any series of Preference Shares, the designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, or prohibitions attaching thereto including, without limiting the generality of the foregoing, the provision of a purchase fund, the right of the Corporation to purchase such shares for cancellation, the rate of preferential dividends, the dates of payment thereof, the date or dates from which any such preferential dividends shall accrue, redemption rights including purchase or redemption price, terms and conditions of redemption, conversion rights and any sinking fund or other provisions, and authorize the issuance thereof.

1.02           The directors before the issue of any Preference Shares of a series shall file with the Director appointed under the Business Corporations Act (Ontario) or any successor statute of the Province of Ontario which is from time to time in force (the "Act"), Articles of Amendment designating such series and specifying the number, designation, preferences, rights, restrictions, conditions, limitations, priorities as to payment of dividends and/or distribution on liquidation, dissolution or winding-up, and prohibitions attached thereto, and shall obtain a certificate from the Director with respect thereto.

1.03           The Preference Shares of each series shall be entitled to preference over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Subordinate Voting Shares, the Multiple Voting Shares and any other shares ranking junior to the Preference Shares as may be determined with respect to the respective series authorized to be issued.

1.04           The holders of the Preference Shares shall not be entitled as such, except as required by law, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting, but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

2.00           SUBORDINATE VOTING SHARES

2.01           The holders of the Subordinate Voting Shares shall be entitled to receive notice of, to attend and speak at and to vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of another class as such or the holders of a series of shares of another class as such, and at such meeting shall have one (1) vote for each Subordinate Voting Share held.

2.02           Subject to any provisions of the Act and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Subordinate Voting Shares may then be listed, all or any part of the Subordinate Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

2.03           The Subordinate Voting Shares shall not be redeemable by the Corporation.

2.04           If the Act would in effect require in the absence of this Section 2.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Subordinate Voting Shares, or to create special shares ranking in priority to or on a parity with the Subordinate Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Subordinate Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Subordinate Voting Shares duly called for that purpose and, at such meeting, each holder of Subordinate Voting Shares shall be entitled to one vote for each Subordinate Voting Share held.

2.05           The holders of the Subordinate Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of any class or series having rights or privileges equal or superior to the Subordinate Voting Shares; or

(2)	create a new class of shares equal or superior to the Subordinate Voting Shares.

2.06

(1)	For the purposes of this Section 2.06:

(a)	"affiliate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(b)	"associate" has the meaning assigned by the Securities Act (Ontario) as amended from time to time;

(c)	"Conversion Period" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

(d)	"Converted Shares" means Multiple Voting Shares resulting from the conversion of Subordinate Voting Shares into Multiple Voting Shares pursuant to subsection 2.06(2);

(e)	"Exclusionary Offer" means an offer to purchase Multiple Voting Shares that:

(i)
must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Multiple Voting Shares are listed, be made to all or substantially all holders of Multiple Voting Shares who are in a province of Canada to which the requirement applies;

(ii)
is not made concurrently with an offer to purchase Subordinate Voting Shares that is identical to the offer to purchase Multiple Voting Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror and, in all other material respects, that has no condition attached other than the right not to take up and pay for shares tendered if no shares are tendered pursuant to the offer for Multiple Voting Shares, and, for the purposes of this definition, if an offer to purchase Multiple Voting Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for clause 2.06(1)(e)(ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Subordinate Voting Shares;

(f)	"Expiry Date" means the last date upon which holders of Multiple Voting Shares may accept an Exclusionary Offer;

(g)	"Offer Date" means the date on which an Exclusionary Offer is made;

(h)
"Offeror" means a person or company that makes an offer to purchase Multiple Voting Shares (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

(i)	"transfer agent" means the transfer agent for the time being of the Multiple Voting Shares.

(2)
Subject to subsection 2.06(5), if an Exclusionary Offer is made, each outstanding Subordinate Voting Share shall be convertible into one Multiple Voting Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Subordinate Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Subordinate Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Multiple Voting Shares as above prescribed and in accordance with subsection 2.06(4). If less than all of the Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Subordinate Voting Shares represented by the original share certificate which are not to be converted.

(3)
An election by a holder of Subordinate Voting Shares to exercise the conversion right provided for in subsection 2.06(2) shall be deemed to also constitute an irrevocable election by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Subordinate Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Subordinate Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Subordinate Voting Shares pursuant to such deemed election shall become effective:

(a)
in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(b)	in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(4)
No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the Offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror pursuant to the offer. If Converted Shares are converted into Subordinate Voting Shares pursuant to subsection 2.06(3), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Subordinate Voting Shares representing the Subordinate Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this sub-paragraph.

(5)	Subject to subsection 2.06(6), the conversion right provided for in subsection 2.06(2) shall not come into effect if:

(a)
prior to the time at which the Exclusionary Offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

(i)
accept any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv)
transfer any Multiple Voting Shares, directly or indirectly, during the time at which any Exclusionary. Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Multiple Voting Shares transferred or to be transferred to each transferee; or

(b)
within seven days after the Offer Date there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i)	the number of Multiple Voting Shares owned by the shareholder;

(ii)	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii)
that such shareholder shall not accept the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(iv)
that such shareholder shall not transfer any Multiple Voting Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of. Multiple Voting Shares transferred or to be transferred to each transferee if this information is known to the transferor.

(6)
If notice referred to in clause 2.06(5)(a)(i), 2.06(5)(a)(iv), 2.06(5)(b)(iii) or 2.06(5)(b)(iv) is given and the conversion right provided for in subsection 2.06(2) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, make a determination as to whether there are subsisting certifications that comply with either paragraph 2.06(5)(a) or 2.06(5)(b) from shareholders of the Corporation who own in the aggregate more than 50% of the then outstanding Multiple Voting Shares, exclusive of shares owned immediately prior to the offer by the Offeror. For the subject of such notice shall be deemed to have taken place at the time of the determination, and the shares that are the subject of such notice shall be deemed to have been transferred to a person or company from whom the transfer agent has not received such a certification unless the transfer agent is otherwise advised either by such notice or by the transferee in writing. If the transfer agent determines that there are not such subsisting certifications, subsection 2.06(5) shall cease to apply and the conversion right provided for in subsection 2.06(2) shall be in effect for the remainder of the Conversion Period.

(7)
As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Subordinate Voting Shares a notice advising the holders as to whether they are entitled to convert their Subordinate Voting Shares into Multiple Voting Shares and the reasons therefor. If such notice discloses that they are not so entitled but is subsequently determined that they are so entitled by virtue of subsection 2.06(6) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

(8)	If a notice referred to in subsection 2.06(7) discloses that the conversion right has come into effect, the notice shall:

(a)	include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(b)	include the information set out in subsection 2.06(3); and

(c)
be accompanied by a copy of the offer and all other material sent to holders of Multiple Voting Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Multiple Voting Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Subordinate Voting Shares.

(9)
Prior to or forthwith after sending any notice referred to in subsection 2.06(7), the Corporation shall cause a press release to be issued to a Canadian national news ticker service, describing the contents of the notice.

3.00           MULTIPLE VOTING SHARES

3.01           The holders of the Multiple Voting Shares shall be entitled to receive notice of, and to attend and speak at and vote at any meeting of the shareholders of the Corporation, other than a meeting of the holders of shares of another class as such or of the holders of a series of shares of another class as such, and at such meeting shall have twenty (20) votes for each Multiple Voting Share held.

3.02           Subject to any provisions of the Act and to applicable securities laws and the by-laws, regulations or policies of any stock exchange upon which the Multiple Voting Shares may then be listed, all or any part of the Multiple Voting Shares which are then outstanding shall be purchasable for cancellation by the Corporation at any time, in the open market, by private contract or otherwise, at the lowest price at which, in the opinion of the directors, such shares are obtainable.

3.03           The Multiple Voting Shares shall not be redeemable by the Corporation.

3.04           If the Act would in effect require in the absence of this Section 3.04 that an amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to any of the Multiple Voting Shares, or to create special shares ranking in priority to or on a parity with the Multiple Voting Shares, be confirmed in writing by the holders of 100% or any lesser percentage of the then outstanding Multiple Voting Shares, then in lieu of such confirmation in writing, such confirmation may be given by at least two-thirds of the votes cast at a meeting of the holders of the Multiple Voting Shares duly called for that purpose and, at such meeting, each holder of Multiple Voting Shares shall be entitled to one vote for each Multiple Voting Shares held.

3.05           The holders of the Multiple Voting Shares shall not have any right to vote separately upon any proposal to amend the Articles of the Corporation to:

(1)	increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the Multiple Voting Shares; or

(2)	create a new class of shares equal or superior to the Multiple Voting Shares.

3.06           Each Multiple Voting Share shall be convertible at any time, at the option of the holder thereof, into a Subordinate Voting Share, on the basis of one Subordinate Voting Share for each Multiple Voting Share so converted. The holder of Multiple Voting Shares desiring to convert such Multiple Voting Shares into Subordinate Voting Shares on the basis aforesaid shall deliver to the transfer agent for the time being of the Subordinate Voting Shares the share certificate or share certificates representing the Multiple Voting Shares which the holder desires to so convert accompanied by a written notice duly executed by such holder or his attorney duly authorized in writing, which notice shall state that such holder elects to convert the Multiple Voting Shares represented by such share certificate or share certificates into Subordinate Voting Shares in accordance with the provisions hereof and which notice shall further state the name or names (with addresses) in which the share certificate or certificates for Subordinate Voting Shares issuable on such conversion shall be issued and, if any of the Subordinate Voting Shares into which such Multiple Voting Shares are to be converted are to be issued to a person or persons other than the holder of such Multiple Voting Shares, there shall be paid to such transfer agent, for the account of the Corporation, any transfer taxes which may properly be payable. If any such share certificate or share certificates representing any of the Subordinate Voting Shares issuable on conversion are directed to be issued to any person other than the holder of such Multiple Voting Shares, the signature of such holder shall be guaranteed by a Canadian chartered bank or such other financial institution as such transfer agent may require. Such holder shall, in addition, comply with such other reasonable requirements as such transfer agent may prescribe. As promptly as practicable after the receipt of such notice of election to convert, the payment of such transfer tax (if any), the delivery of such share certificate or share certificates and compliance with all reasonable requirements of the transfer agent as aforesaid, the Corporation shall cause the transfer agent for the Subordinate Voting Shares to issue and deliver in accordance with such notice of election to convert a share certificate or share certificates representing the number of Subordinate Voting Shares into which such Multiple Voting Shares have been converted in accordance with the provisions of this Section 3.06. Such conversion shall be deemed to have been made immediately prior to the close of business on the date on which all conditions precedent to the conversion of such Multiple Voting Shares have been fulfilled and the person or persons in whose name or names any share certificate or share certificates for Subordinate Voting Shares shall be issuable shall be deemed to have become on the said date the holder or holders of record of the Subordinate Voting Shares represented thereby; provided, however, that if the transfer books of the Corporation for Subordinate Voting Shares shall be closed on the said date, the Corporation shall not be required to issue Subordinate Voting Shares upon such conversion until the date on which such transfer books shall be re-opened and such person or persons shall not be deemed to have become the holder or holders of record of such Subordinate Voting Shares until the said date on which such transfer books shall be reopened. There shall be no payment or adjustment on account of any unpaid dividends on the Multiple Voting Shares converted or on account of any dividends on the Subordinate Voting Shares resulting from such conversion. In the event that part only of the Multiple Voting Shares represented by any share certificate shall be converted, a share certificate for the remainder of the Multiple Voting Shares represented by the said share certificate shall be delivered to the holder converting without charge.

4.00	DIVIDENDS AND DISTRIBUTION RIGHTS OF THE SUBORDINATE AND MULTIPLE VOTING SHARES

4.01           All dividends which are declared in any year in the discretion of the directors on all of the Subordinate Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a greater amount per share than on all of the Multiple Voting Shares at the time outstanding. All dividends which are declared in any year, in the discretion of the directors, on all of the Multiple Voting Shares shall be declared and paid in an equal or, in the discretion of the directors, a lesser amount per share than on all of the Subordinate Voting Shares outstanding. If any stock dividend is declared on Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, lesser amounts per share are declared at the same time on the Multiple Voting Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Subordinate Voting Shares. If any stock dividend is declared on Multiple Voting Shares, such dividend may be paid in Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the directors, greater amounts per share are paid at the same time on the Subordinate Voting. Shares and are payable in either Subordinate Voting Shares or in Multiple Voting Shares, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on Multiple Voting Shares.

4.02           All distributions other than dividends (including, but without limiting the generality of the foregoing, any distribution of rights, warrants or options to purchase securities of the Corporation), and all such distributions which may at any time or from time to time be authorized or made:

(1)
in respect of the Subordinate Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, greater quantities or amounts per share than on all Multiple Voting Shares then outstanding without preference or distinction; and

(2)
in respect of the Multiple Voting Shares, shall be authorized and made in equal or, in the discretion of the directors, lesser quantities or amounts per share than on all Subordinate Voting Shares then outstanding without preference or distinction.

5.00	SUBDIVISIONS, CONSOLIDATIONS, RECLASSIFICATIONS, WINDING-UP AND LIQUIDATION, ETC.

5.01           No subdivision, consolidation, reclassification or other change of the Subordinate Voting Shares or the Multiple Voting Shares shall be made unless at the time an equivalent or comparable subdivision, consolidation, reclassification or change is made with respect to all of the Multiple Voting Shares and Subordinate Voting Shares, respectively, which are then outstanding.

5.02           In any case where a fraction of a Subordinate Voting Shares or a Multiple Voting Shares would otherwise be issuable on a subdivision, consolidation, reclassification or change of one or more Subordinate Voting Shares or Multiple Voting Shares, the Corporation shall in lieu thereof adjust such fractional interest by the payment by cheque (to the nearest cent) of an amount related or equivalent to the then current market value of such fractional interest computed on the basis of the last board lot sale price (or the last bid price, if there has been no board lot sale) for the Subordinate Voting Shares on the Toronto Stock Exchange (or on such stock exchange in Canada on which the Subordinate Voting Shares are listed or traded as may be selected for such purpose by the directors of the Corporation) on the business day on which such stock exchange was open next preceding the date of such subdivision, consolidation, reclassification or change or if the Subordinate Voting Shares are not then listed on any stock exchange, then the current market price in any public market in which the Subordinate Voting Shares are traded and otherwise in the discretion of the board of directors.

5.03           In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding-up its affairs, all of the property and assets of the Corporation available for distribution to the shareholders of the Corporation shall, after providing for preferential payment of the amounts required to be paid under and in respect of any Preference Shares or series thereof ranking in priority, shall be paid or distributed in equal amounts per share on all Subordinate Voting Shares and Multiple Voting Shares at the time outstanding without preference or distinction and the holders thereof shall as such participate on a share-for-share basis equally therein.

6.00	PROVISIONS RELATING TO SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES

6.01           Notwithstanding any of the provisions herein, the Articles of the Corporation hereby provide that, for the purposes of the take-over bid and issuer bid provisions of the Securities Act (Ontario) and the rules and regulations thereunder, in each case, as amended from time to time: (a) the Subordinate Voting Shares and the Multiple Voting Shares shall be treated as, and are hereby deemed to constitute, one class of voting securities; and (b) the published market for such one class of voting securities shall be deemed to be the published market of the Subordinate Voting Shares. For greater certainty, the provisions of this Section 6.01 shall have no application in the event of a purchase of Multiple Voting Shares at a price per share not in excess of the aggregate of: (i) the "market price" per share (at the time of such purchase) determined in accordance with the provisions of the Securities Act (Ontario) and the rules and regulations thereunder (in each case, as amended or replaced from time to time) together with any permitted premium, plus (ii) reasonable brokerage fees or other commissions calculated on a per share basis. For the purposes of this Section 6.01, "market price" is as defined in Section 1.3 of Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids made under the Securities Act (Ontario) (as such section is amended or replaced from time to time).

EXHIBIT "III"
TO PLAN OF ARRANGEMENT

PART A – DIRECTORS OF NEW FSV

First Name, Middle Name and Surname	Address	Resident Canadian ("Yes" or "No")
Brendan Calder	Toronto, Ontario, Canada	Yes
Bernard I. Ghert	Toronto, Ontario, Canada	Yes
Jay S. Hennick	Toronto, Ontario, Canada	Yes
D. Scott Patterson	Toronto, Ontario, Canada	Yes
Frederick F. Reichheld	Wellesley, Massachusetts, USA	No
Michael Stein	Toronto, Ontario, Canada	Yes

PART B – DIRECTORS OF COLLIERS

First Name, Middle Name and Surname	Address	Resident Canadian ("Yes" or "No")
David R. Beatty	Toronto, Ontario, Canada	Yes
Peter F. Cohen	Toronto, Ontario, Canada	Yes
John (Jack) P. Curtin, Jr.	Toronto, Ontario, Canada	Yes
Michael D. Harris	Toronto, Ontario, Canada	Yes
Jay S. Hennick	Toronto, Ontario, Canada	Yes
Frederick Sutherland	Devon, Pennsylvania, USA	No

EXHIBIT "IV"
TO PLAN OF ARRANGEMENT

BY-LAWS OF NEW FSV

BY-LAW NO. 1

a by-law to regulate the business and affairs of

NEW FSVCORPORATION
(to be renamed "FirstService Corporation")

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1           Definitions. In this By-Law No. 1, unless the context otherwise requires, the following terms shall have the following meanings, respectively:

(a)
"Act" means the Business Corporations Act (Ontario) and the regulations enacted pursuant to the Business Corporations Act (Ontario), and any statute and regulations that may be substituted for any of them, as amended from time to time;

(b)	"Articles" means the articles (as that term is defined in the Act) of the Corporation;

(c)	"auditor" means the auditor of the Corporation;

(d)	"Board" means the board of directors of the Corporation;

(e)	"By-law" means a by-law of the Corporation;

(f)
"Corporation" means New FSV Corporation (to be renamed "FirstService Corporation") and any amalgamated corporation successor thereto resulting from the amalgamation of the Corporation or its successor with one or more other corporations, which amalgamated corporation successor adopts this By-Law No. 1 or which is otherwise required to have By-laws the same as the Corporation or its successor;

(g)	"Director" means a member of the Board;

(h)
"meeting of shareholders" means an annual meeting of shareholders of the Corporation, or a special meeting of shareholders of the Corporation, or both, and includes a meeting of any class or series of any class of shareholders of the Corporation;

Exhibit "IV" - 1

(i)	"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(j)	"Officer" means an officer of the Corporation as defined in the Act, and reference to any specific Officer is to the individual holding that office of the Corporation;

(k)
"person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in the capacity of trustee, executor, administrator, or other legal representative;

(l)	"proxyholder" means an individual holding a valid proxy for a shareholder;

(m)	"shareholder" means a shareholder of the Corporation;

(n)
"telephonic or electronic means" means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and

(o)
"voting person" means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at that meeting or a proxyholder entitled to vote at that meeting.

1.2           Terms Defined in the Act. Terms used herein that are defined in the Act, and not defined herein, shall have the meanings given to those terms in the Act.

1.3           Number, Gender and Headings. In this By-Law No. 1, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this By-Law No. 1 and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this By-Law No. 1.

1.4           By-Law Subordinate to Other Documents. This By-Law No. 1 is subordinate to, and should be read in conjunction with, the Act, the Articles and any unanimous shareholder agreement of the Corporation.

1.5           Computation of Time. The computation of time and any period of days shall be determined in accordance with the Act.

ARTICLE 2
GENERAL BUSINESS

2.1           Registered Office. The registered office of the Corporation shall be in the municipality or geographical township within Ontario specified in the Articles or in a special resolution and at such location therein as the Board may from time to time determine.

Exhibit "IV" - 2

2.2           Seal. The Corporation may have a seal which shall be adopted, and may be changed, by the Board.

2.3           Financial Year. Until changed by the Board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.4           Execution of Instruments. Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by any one Director or Officer. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the Board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the Board. Any signing officer may certify a copy of any instrument, resolution, By-law or other document of the Corporation to be a true copy thereof. Any deed, transfer, assignment, contract, obligation, certificate and other instrument signed on behalf of the Corporation may, but need not, have the corporate seal of the Corporation applied, if there is one.

2.5           Voting Rights in Other Bodies Corporate. Any Director or Officer may execute and deliver proxies and take any other steps as in the Director's or Officer's opinion may be necessary or desirable to permit the exercise on behalf of the Corporation of voting rights attaching to any securities held by the Corporation. In addition, the Board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights attaching to any securities held by the Corporation may or shall be exercised.

2.6           Banking Arrangements. The banking business of the Corporation, or any part thereof, shall be transacted with such bank, trust company or other firm, institution or body corporate as the Board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more Officers or other persons as the Board may designate, direct or authorize from time to time and to the extent thereby provided.

2.7           Borrowing. Without limit to the powers of the Board as provided in the Act, the Board may from time to time on behalf of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise to secure the performance of an obligation; and

Exhibit "IV" - 3

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

2.8           Borrowing Delegation. Subject to the Act, the Board may from time to time delegate to a Director, a committee of Directors or an Officer or such other person or persons so designated by the Board all or any of the powers conferred on the Board by Section 2.7 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

2.9           Divisions. The Board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including, without limitation, types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the Board or, subject to any direction by the Board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a)	the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such division and sub-units;

(b)
the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation, provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c)
the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be Officers.

ARTICLE 3
DIRECTORS

3.1           Duties of Directors. Subject to the Act, the Board shall manage or supervise the management of the business and affairs of the Corporation.

3.2           Number of Directors. The number of Directors shall be not fewer than the minimum number and not more than the maximum number established by the Articles, and the number of directors within such parameters shall be determined from time to time in accordance with the provisions of the Act, provided, however, that for so long as the Corporation is an offering corporation, the Board shall consist of not fewer than three individuals. The Board is empowered to determine by resolution the number of Directors within the minimum and maximum number of directors established by the Articles until a special resolution stipulating otherwise is approved.

3.3           Qualifications. No person shall be a Director if the person: (a) is not an individual; (b) is less than eighteen years of age; (c) has the status of bankrupt; or (d) has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere. Except as permitted by the Act, at least twenty-five percent (25%) of the Directors shall be resident Canadians, or if there are fewer than four Directors, at least one Director shall be a resident Canadian. A Director need not be a shareholder. If the Corporation is an offering corporation, at least one-third of the Directors shall not be Officers or employees of the Corporation or any of its affiliates.

Exhibit "IV" - 4

3.4           Quorum. Subject to the Act and Section 3.17, a quorum for the transaction of business at a meeting of the Board shall be two-fifths of the number of Directors so fixed or determined at that time (or, if that number is a fraction, the next larger whole number), provided that if the Corporation has fewer than three Directors, all of the Directors must be present at a meeting of the Board to constitute a quorum.

3.5           Election and Term. Directors shall be elected by the shareholders at an annual meeting of shareholders for a term expiring at the close of the first annual meeting of shareholders following the election or, if elected for an expressly stated term, for a term expiring not later than the close of the third annual meeting of shareholders following the election. If qualified, a Director shall be eligible for re-election at such next ensuing annual meeting of shareholders. Subject to the Act, the number of Directors to be elected at any such meeting shall be that number most recently determined in accordance with Section 3.2. The election need not be by ballot unless a ballot is demanded by any shareholder or required by the chair. If an election of Directors is not held at an annual meeting of shareholders at which such election is required, the incumbent Directors shall continue in office until their successors are elected.

3.6           Resignation, Removal and Vacation of Office. Subject to the Act, a Director may resign by delivering or sending his resignation in writing to the Corporation and such resignation shall be effective when it is received by the Corporation or at such time as may be specified in the resignation, whichever is later. Subject to the Act, the shareholders of the Corporation entitled to elect a Director may, by ordinary resolution at an annual or special meeting of the shareholders of the Corporation, remove such Director and may at the same meeting fill the vacancy created by such removal, failing which the vacancy may be filled by the remaining directors if a quorum of the directors remains in office. Subject to the Act, a Director ceases to hold office on death, on removal from office by the shareholders, on ceasing to be qualified for election as a director, on receipt of a written resignation by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

3.7           Vacancies. Subject to the Act, a quorum of directors (whether or not the majority of such quorum are resident Canadians) may fill a vacancy among the Directors, except a vacancy resulting from:

(a)	an increase in the number of Directors otherwise than pursuant to a special resolution empowering the Board to fix the number of Directors within a range set out in the Articles;

(b)	an increase in the maximum number of Directors set out in the Articles; or

Exhibit "IV" - 5

(c)	a failure to elect the number of Directors required to be elected at any meeting of shareholders.

3.8           Regular Board Meetings. Regular meetings of the Board shall be held at such times and places as may be fixed by the Board from time to time. A copy of any resolution of the Board fixing the time and place of such regular meetings shall be sent to each Director after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.9           Special Board Meetings. A meeting of the Board, other than a regular meeting referred to in Section 3.8 hereof, may be held at any time upon call by the Chair of the Board, the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, the Secretary of the Corporation or a majority of the Directors then in office.

3.10           Meeting by Communications Facilities. If all the Directors present at or participating in the meeting consent, a meeting of the Board or of a committee of the Board may be held by means of such telephone, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a Director participating in such a meeting by such means shall be deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of the Board. Subject to the Act, if a majority of the directors participating in a meeting held under this section are then in Canada, the meeting shall be deemed to have been held in Canada.

3.11           Place of Meetings. A meeting of the Board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

3.12           Notice. Subject to Section 3.8, written notice or notice by telephonic or electronic means of the time and place of each meeting of the Board shall be given to each Director at least 48 hours before the time when the meeting is to be held. An individual need not be given notice of the meeting at which that individual is appointed by the other Directors to fill a vacancy on the Board, if that individual is present at that meeting. A notice of meeting of the Board need not specify the purpose of or the business to be transacted at the meeting except as may be required by the Act. The accidental failure to give notice of a meeting of the Board to a Director or any error in such notice not affecting the substance thereof shall not invalidate any action at the meeting. A Director may in any manner and at any time waive notice of a meeting of the Board and attendance of a Director at a meeting of the Board is a waiver of notice of the meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

3.13           First Meeting of New Board. Provided a quorum of Directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.14           Chair and Secretary. The Chair of the Board or, if he or she is not present, the Vice-Chair of the Board or, if he or she is not present, the Chief Executive Officer of the Corporation or, in the absence of any of them, a Director designated by the Board shall act as chair at each meeting of the Board. The Secretary of the Corporation shall act as secretary at any meeting of the Board and, if the Secretary of the Corporation is absent, the chair of the meeting shall appoint a person, who need not be a Director, to act as secretary of the meeting.

Exhibit "IV" - 6

3.15           Director Voting. Each Director present at a meeting of the Board shall have one (1) vote on each motion arising. Motions arising at meetings of the Board shall be decided by a majority vote. In the event of an equality of votes on any question at a meeting of the Board, the chair of the meeting shall not be entitled to a second or casting vote.

3.16           Director Compensation. Each Director shall receive such reasonable compensation and/or reimbursement of expenses, if any, as may be authorized by the Board from time to time in relation to his or her services as a Director. Any Director may be employed by or provide services to the Corporation otherwise than as a Director. Such a Director may receive compensation for such employment or other services in addition to any compensation paid to such Director for his or her services as a Director.

3.17           Conflict of Interest. A Director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of that interest at the time and in the manner provided by the Act. Such a Director shall not attend any part of a meeting of the Board during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act. If no quorum exists for the purpose of voting on such a resolution only because a Director is not permitted to be present at the meeting, the remaining Directors shall be deemed to constitute a quorum for the purposes of voting on the resolution.

ARTICLE 4
COMMITTEES

4.1           Audit Committee. The Board shall appoint from among their number an audit committee whose composition and function will conform with applicable law. The audit committee shall have the functions provided in the Act.

4.2           Other Committees. The Board may designate and appoint committees of the Board in an addition to an audit committee, including an executive compensation committee and a nominating and corporate governance committee, and, subject to the limitations prescribed by the Act, may delegate to such committees any of the powers of the Board.

4.3           Procedure. Subject to the Act and unless otherwise determined by the Board, each committee of the Board shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

4.4           Transaction of Business. The powers of a committee of the Board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Ontario and, subject to the provisions of Section 3.10 which shall be applicable mutatis mutandis, may be held by means of telephone, electronic or other communications equipment.

Exhibit "IV" - 7

ARTICLE 5
OFFICERS

5.1           Appointment of Officers. The Board may from time to time appoint a chair of the Board, a vice-chair of the Board, a president, one or more vice-presidents, a chief executive officer, a chief financial officer, a chief operating officer, a secretary, a treasurer and such other Officers as the Board may determine, including one or more assistants to any of the Officers so appointed (and to which officer titles may be added words indicating seniority and/or function). The Board may specify the duties of such Officers and, in accordance with this By-law and subject to the Act, delegate to such Officers powers to manage the business and affairs of the Corporation. Except for a chair of the Board, an Officer need not be a Director and any person may hold more than one office.

5.2           Agents and Attorneys. The Board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside of Ontario with such powers of management or otherwise (including the power to sub-delegate) as the Board may determine.

5.3           Conflict of Interest. An Officer shall disclose an interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with Section 3.17.

ARTICLE 6
PROTECTION OF DIRECTORS AND OFFICERS

6.1           Limitation of Liability. No Director or Officer shall be liable for:

(a)	the acts, receipts, neglects or defaults of any other Director, Officer, employee or agent of the Corporation or any other person;

(b)
any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for, or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

(c)
any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation, including any person, firm or corporation with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

(d)	any loss, conversion, misapplication or misappropriation of, or any damage resulting from any dealings with, any moneys, securities or other assets belonging to the Corporation; and

Exhibit "IV" - 8

(e)	any other loss, damage or misfortune whatever which may happen in the execution of the duties of the Director's or Officer's respective office or in relation thereto;

unless the same shall happen by or through the Director's or Officer's failure to exercise the powers and to discharge the duties of the Director's or Officer's office honestly and in good faith with a view to the best interests of the Corporation and, in connection therewith, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a Director or Officer from the duty to act in accordance with the Act or relieve such Director or Officer from liability for a breach of the Act.

6.2           Indemnity of Directors and Officers.

(a)
The Corporation shall indemnify a Director or Officer of the Corporation, a former Director or Officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative or investigative action or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)
The Corporation shall advance monies to such individual for the costs, charges and expenses of a proceeding referred to in subsection 6.2(a) provided that such individual agrees in advance, in writing, to repay the monies if the individual does not fulfill the conditions of subsection 6.2(c).

(c)	The Corporation may not indemnify an individual under subsection 6.2(a) unless the individual:

(i)
acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, as the case may be; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.

(d)
To the extent required by the Act or applicable law, the Corporation shall also seek the approval of a court to indemnify an individual referred to in subsection 6.2(a), or advance monies under subsection 6.2(b) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such individual is made a party because of the individual's association with the Corporation or other entity as described in subsection 6.2(a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection 6.2(c).

Exhibit "IV" - 9

6.3           Indemnification of Others. Subject to the Act, the Corporation may indemnify its employees and agents on the same basis as that upon which the persons referred to in Section 6.2 are indemnified.

6.4           Insurance. The Corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection 6.2(a) against any liability incurred by the individual: (a) in the individual's capacity as a Director or Officer of the Corporation; or (b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the Corporation's request.

6.5           Indemnities Not Exclusive. Each of the provisions of this Article 6 shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

ARTICLE 7
MEETINGS OF SHAREHOLDERS

7.1           Annual and Special Meetings. The Board shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting. The Board may at any time call a special meeting of shareholders.

7.2           Place of Meetings. Subject to the Articles, a meeting of shareholders of the Corporation shall be held at such place in or outside Ontario as the Board determines or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

7.3           Notice of meetings. Notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting to: (a) each shareholder entitled to vote at the meeting; (b) each Director; and (c) the auditor. The accidental failure to give notice of a meeting of shareholders to any person entitled thereto or any error in such notice not affecting the substance thereof shall not invalidate any action taken at the meeting.

7.4           Meeting by Telephonic or Electronic Means. A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting. The Board may establish procedures regarding the holding of meetings of the shareholders pursuant to this Section 7.4.

7.5           Chair and Secretary. The Chair of the Board or, if he or she is not present, the Vice-Chair of the Board or, if he or she is not present, a Director designated by the Board or, in the absence of any of them, the Chief Executive Officer of the Corporation shall act as chair at each meeting of shareholders. If none of the foregoing persons are present within 15 minutes after the time appointed for holding the meeting of shareholders, the shareholders present and entitled to vote shall choose a chair from amongst themselves. The Secretary of the Corporation, or, in his or her absence, such other person as the chair of the meeting of shareholders may appoint, shall act as secretary of a meeting of shareholders.

Exhibit "IV" - 10

7.6           Scrutineers. At any meeting of shareholders, the chair of the meeting may appoint one or more persons, who may but need not be shareholders, to serve as scrutineers with such duties as the chair may prescribe.

7.7           Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the Directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or By-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

7.8           Quorum. A quorum for any meeting of shareholders shall be two or more individuals holding, or representing by proxy, not less than 5% (five percent) of the votes attached to all outstanding shares of the Corporation entitled to be voted at the meeting of shareholders, provided that if the Corporation has only one shareholder, the shareholder present in person or represented by proxy shall be a quorum for a meeting of shareholders. In the event that such quorum is not present at the appointed place on the date for which the meeting of shareholders is called within 30 minutes after the time fixed for the holding of such meeting of shareholders, the meeting, if convened at the requisition of the shareholders, shall be dissolved, but in any other case shall stand adjourned to such day being not less than 10 days later and to such place and at such time as may be determined by the chair of the meeting of shareholders. If at such adjourned meeting of shareholders a quorum, as determined in accordance with the foregoing provisions of this Section 7.8, is not present, the shareholders present either personally or represented by proxy shall constitute a quorum and any business which could have been brought before or dealt with at the original meeting of shareholders in accordance with the notice of meeting calling same may be brought before or dealt with at such adjourned meeting of shareholders. A quorum need not be present throughout the meeting provided that a quorum is present at the opening of the meeting.

7.9           Shareholder Representatives. A body corporate or association that is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association which such individual represents all the powers it could exercise if it were an individual shareholder.

7.10           Time for Deposit of Proxies. The Board may by resolution fix a time not exceeding 48 hours, excluding non-business days, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy may be used at the meeting only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it shall have been received by the secretary of the Corporation or by the chair of the meeting or adjournment thereof prior to the time of voting.

Exhibit "IV" - 11

7.11           Votes to Govern. At any meeting of shareholders, every question shall, unless otherwise required by the Articles, By-laws or applicable law, be determined by a majority of votes cast on the question. In case of an equality of votes either upon a show of hands or upon a ballot, the chair of the meeting shall not be entitled to a second or casting vote.

7.12           Voting. Voting at any meeting of shareholders shall be by a show of hands except where, either before or after a show of hands, a ballot is required by the chair of the meeting or is requested by any voting person or as otherwise required by law. On a show of hands, each voting person shall have one vote. On a ballot, each voting person shall have that number of votes provided for by the Act or the Articles for each share entitled to be voted by such voting person, and the result of the ballot so taken shall be the decision of the shareholders upon the said question. Any ballot shall be taken in such manner as the chair of the meeting directs, and a requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, a prior vote by show of hands has no effect. Whenever a vote by any means other than by ballot is taken, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

7.13           Electronic Voting.

(a)
Any person entitled to attend and vote at a meeting of shareholders may vote at the meeting in person or by proxy and, subject to any determinations made from time to time by the Board, may appoint a proxy by any method permitted by law, including over the Internet, by the input of data using telephone facilities or by reproduction using facsimile or electronic facilities.

(b)
To the extent permitted by the By-laws or the Articles or by the Act or other laws governing the Corporation, the Board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of the Internet, telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The Board may determine from time to time that the voting at any specific meeting of shareholders shall be held entirely by such means.

7.14           Only One Shareholder. Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

ARTICLE 8
SECURITIES

8.1           Options or Rights. Subject to the Act and the Articles, the Board may from time to time issue or grant options to purchase or rights to acquire unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid.

Exhibit "IV" - 12

8.2           Uncertificated Securities. The Board may provide by resolution that any or all classes or series of shares issued by the Corporation shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate has been surrendered to the Corporation.

8.3           Securities Records. The Corporation shall prepare and maintain, at its registered office or at any other place in Ontario designated by the Board, a securities register in which it records the certificated securities and uncertificated securities issued by it, showing with respect to each class or series of such securities:

(a)	the names, alphabetically arranged, of persons who:

(i)
are or have been within six years registered as shareholders of the Corporation, the address including the street and number, if any, of every such person while a holder, and the number and class of shares registered in the name of such holder,

(ii)
are or have been within six years registered as holders of debt obligations of the Corporation, the address including the street and number, if any, of every such person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder, or

(iii)
are or have been within six years registered as holders of warrants of the Corporation, other than warrants exercisable within one year from the date of issue, the address including the street and number, if any, of every such person while a registered holder, and the class or series and number of warrants registered in the name of such holder; and

(b)	the date and particulars of the issue of each security of the Corporation.

8.4           Transfer Agents and Registrars. The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the Board may at any time terminate any such appointment.

8.5           Non-recognition of Trusts. Subject to the Act, the Corporation may treat the registered owner of a share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a share.

Exhibit "IV" - 13

8.6           Security Instruments. Every holder of one or more certificated securities of the Corporation shall be entitled, at the holder's option, to a security certificate in respect of the securities held by that person or to a non-transferable written acknowledgement of that person's right to obtain a security certificate, stating the number and class or series of shares held by that person as shown on the securities register. Every holder of an uncertificated security of the Corporation shall be entitled to receive, within a reasonable time after the issuance or transfer of such uncertificated security, a written notice containing the information required to be stated on a share certificate in accordance with the Act. Security certificates and acknowledgements of a shareholder's right to a security certificate, respectively, shall be in such form as the Board may from time to time approve. Unless otherwise determined by the Board, security certificates need not be under corporate seal and shall be signed by at least one of the following persons: (a) any Director or Officer of the Corporation; or (b) a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf. Signatures may be printed or mechanically reproduced in facsimile upon security certificates and every such facsimile shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a Director or an Officer of the Corporation, and the security certificate is as valid as if the person were a Director or an Officer at the date of its issue.

8.7           Replacement of Security Certificates. Subject to the Act, the Board or any Officer or agent designated by the Board may in the discretion of the Board or that person direct the issue of a new security certificate in lieu of and upon cancellation of a security certificate for a certificated security claimed to have been lost, apparently destroyed or wrongfully taken on payment of such fee, prescribed by or in accordance with the Act, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board or that person may from time to time prescribe, whether generally or in any particular case.

8.8           Joint Shareholders. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.9           Deceased Shareholder. In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by applicable law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.

ARTICLE 9

DIVIDENDS AND RIGHTS

9.1           Dividends. Subject to the Act and the Articles, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares or options or rights to acquire fully paid shares of the Corporation.

Exhibit "IV" - 14

9.2           Dividend Cheques. A dividend payable in cash may be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail or sent by courier to such registered holder at the address recorded in the Corporation's securities register, unless in each case such holder otherwise directs. In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation's security register in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3           Non-receipt or Loss of Cheques. In the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4           Unclaimed Dividends. Any dividend unclaimed after a period of two years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 10

NOTICES

10.1           Method of Giving Notices. Any notice, communication or document (each, a "notice") to be given or sent pursuant to the Act, the Articles, the By-laws or otherwise to a shareholder, Director, Officer, auditor or member of a committee of the Board shall be sufficiently given or sent if given or sent by prepaid mail, prepaid transmitted, recorded, or electronic communication capable of providing a written copy of such notice, or delivered personally to such person's latest address as shown on the securities register of the Corporation or, in the case of a Director, if more current, the address as shown in the most recent notice filed under the Corporations Information Act (Ontario). A notice shall be deemed to have been received on the date when it is delivered personally, or on the fifth day after mailing, or on the date of dispatch of a transmitted or recorded electronic communication. The secretary of the Corporation may change or cause to be changed the recorded address of any shareholder, Director, Officer, auditor or member of a committee of the Board in accordance with any information believed by the secretary to be reliable. A notice or document required or permitted to be sent under this Section 10.1 may be sent by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario) or by any other method permitted pursuant to the Act.

10.2           Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share of the Corporation, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

Exhibit "IV" - 15

10.3           Computation of Time. In computing the date when notice must be sent under any provision requiring a specified period of days' notice of any meeting or other event, the period of days shall commence on the day following the sending of such notice and shall terminate on the day preceding the date of the meeting or other event provided that the last day of the period shall not be a non-business day.

10.4           Undelivered Notices. If any notice given or sent to a shareholder pursuant to Section 10.1 is returned on three consecutive occasions because the person cannot be found, the Corporation shall not be required to give or send any further notice to such shareholder until the Corporation is informed in writing of the new address for such person.

10.5           Omissions and Errors. The accidental omission to give or send any notice to any shareholder, Director, Officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

10.6           Waiver of Notice. Any shareholder (or shareholder's duly appointed proxyholder), Director, Officer, auditor or member of a committee of the Board may at any time waive the giving or sending of any notice, or waive or abridge the time for any notice, required to be given to that person under any provision of the Act, the Articles, the By-laws or otherwise and such waiver or abridgement shall cure any default in the giving or sending or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing or given by electronic signature and may be sent by electronic means in accordance with the Electronic Commerce Act, 2000 (Ontario) except for the waiver of notice of a meeting of shareholders or of the Board, which may be given in any manner. Attendance of a Director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such Director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.7           Invalidity. The invalidity or unenforceability, if any, of any provision of this By-law shall not affect the validity or enforceability of the remaining provisions of this By-law.

10.8           Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a securityholder or any other means whatsoever, becomes entitled to any security, is bound by every notice in respect of such security which has been given to the securityholder from whom the person derives title to such security. Such notices may have been given before or after the happening of the event upon which they became entitled to the security.

ARTICLE 11
MISCELLANEOUS

11.1           Former By-Laws May be Repealed. The Board may repeal one or more By-laws by passing a By-law that contains provisions to that effect.

11.2           Effect of Repeal of By-Laws. The repeal of any By-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All Directors, Officers and other persons acting under any By-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this By-Law No. 1.

Exhibit "IV" - 16

11.3           Effective Date. This By-Law No. 1 comes into force when made by the Board in accordance with the Act.

*                                           *                                           *

THE FOREGOING BY-LAW NO. 1 was approved by the Board in accordance with the Act on the 6th day of October, 2014.

"John B. Friedrichsen" John B. Friedrichsen Director and Secretary

Exhibit "IV" - 17

EXHIBIT "V"
TO PLAN OF ARRANGEMENT

TERMS OF NEW FSV SPECIAL SHARES

7.00           PREFERENCE SHARES, SERIES SPECIAL

The first series of the Preference Shares of the Corporation shall consist of an unlimited number of Preference Shares, which shares shall be designated as "Preference Shares, Series Special" (collectively, the "New FSV Special Shares") and which, in addition to the rights, privileges, restrictions and conditions attached to the Preference Shares of the Corporation as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

7.01           Dividends.

(1)
The holders of New FSV Special Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors of Corporation out of moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends.

(2)
Except with the consent in writing of the holders of all of the New FSV Special Shares, no dividend shall at any time be declared and paid on, or declared and set apart for payment on, the Subordinate Voting Shares or the Multiple Voting Shares unless, after the payment of such dividend, the realizable value of the assets of the Corporation would not be less than the New FSV Special Share Redemption Price (as hereinafter defined).

7.02           Redemption. The Corporation may, to the extent permitted by applicable law, redeem at any time the whole, or from time to time any part, of the New FSV Special Shares then outstanding on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of a redemption price per New FSV Special Share equal to the aggregate of the following two amounts:

(1)	that amount which is equal to the quotient obtained when:

(a)
the aggregate fair market value of the Distribution Property (as hereinafter defined) at the time of its transfer to the Corporation as described in the Plan of Arrangement (as hereinafter defined), less the amount of the New FSV Non-Share Consideration;

is divided by:

(b)	the number of New FSV Special Shares issued in connection with the Distribution Property Exchange (as hereinafter defined);

plus:

(2)	that amount which is equal to all declared and unpaid dividends on such New FSV Special Share;

Exhibit "V" - 1

the whole constituting and being herein referred to in these provisions as the "New FSV Special Share Redemption Price", and the aggregate amount required to redeem all of the New FSV Special Shares then outstanding being the "New FSV Special Shares Redemption Amount". For the purposes of this Section 7.00:

(3)	"Distribution Property" has the meaning attributed to such term in the Plan of Arrangement;

(4)	"Distribution Property Exchange" has the meaning attributed to such term in the Plan of Arrangement;

(5)	"New FSV Non-Share Consideration" has the meaning attributed to such term in the Plan of Arrangement; and

(6)	"Plan of Arrangement" means the Plan of Arrangement to which this Exhibit "V" is attached.

7.03           Retraction. Any holder of New FSV Special Shares shall be entitled to require the Corporation to redeem, subject to the requirements of applicable law, at any time all of the New FSV Special Shares registered in the name of such holder on the books of the Corporation at the redemption price per share equal to the New FSV Special Share Redemption Price by tendering to the Corporation at the registered office of the Corporation a certificate or certificates representing all of the New FSV Special Shares held by such holder together with a notice in writing specifying: (1) that the holder desires to have the New FSV Special Shares represented by such certificate or certificates redeemed by the Corporation; and (2) the business day (the "Retraction Date") on which the holder desires to have the Corporation redeem such New FSV Special Shares. Following receipt of such share certificate or certificates and written notice, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such New FSV Special Shares by paying to the holder the New FSV Special Share Redemption Price for each New FSV Special Share so redeemed.

7.04           Dissolution, Liquidation or Winding-up. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of New FSV Special Shares shall be entitled to receive from the assets of the Corporation an amount equal to the New FSV Special Shares Redemption Amount before any amount shall be paid or any assets of the Corporation distributed upon any liquidation, dissolution or winding-up of the Corporation to the holders of the Subordinate Voting Shares or the Multiple Voting Shares. After payment to the holders of New FSV Special Shares of the amount so payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

7.05           Cancellation. Any New FSV Special Share that is redeemed by the Corporation pursuant to this Section 7.00 will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the New FSV Special Share Redemption Price by the Corporation to or for the benefit of the holder thereof.

Exhibit "V" - 2

7.06           Specified Amount for Part VI.1 of the Income Tax Act (Canada). For the purpose of subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each New FSV Special Share which is to be redeemed, acquired or cancelled, will be the amount designated pursuant to the resolution of the directors of the Corporation made in connection with the issuance of such New FSV Special Share, and the amount specified in respect of such share, at the time of issuance thereof, will be expressed as a fixed dollar amount that will not be determined by formula or be subject to change thereafter, and such amount will not exceed the fair market value of the consideration for which such New FSV Special Share is issued.

Exhibit "V" - 3

Court File No. CV15-10908-00CL

FIRSTSERVICE CORPORATION (Applicant)

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

FINAL ORDER

FOGLER, RUBINOFF LLP
Lawyers
77 King Street West
Suite 3000, P.O. Box 95
Toronto-Dominion Centre
Toronto, Ontario M5K 1G8

W. Ross MacDougall (LSUC #: 49840A)
Tel: (416) 864-9700
Fax: (416) 941-8852

Lawyers for the Applicant,
FirstService Corporation